PREIT

Annual Report 2008
Pennsylvania Real Estate Investment Trust

A STEADY HAND



FOR NEARLY FIFTY YEARS, PREIT'S EXPERIENCE HAS GUIDED US THROUGH MANY ECONOMIC CYCLES. WE DRAW UPON THAT ONCE AGAIN AS WE MEET NEW CHALLENGES.


DAVE AND BUSTER'S
eat
drink
play

Plymouth Meeting Mall, Plymouth Meeting, PA
Cover: Cherry Hill Mall, Cherry Hill, NJ

Pennsylvania Real Estate Investment Trust, founded in 1960 and one of the first equity REITs in the U.S., has a primary investment focus on retail shopping malls and power centers. At 2008 year-end, the Company's portfolio consisted of 56 properties, including 38 shopping malls, 14 strip and power centers, and four properties under development. The operating retail properties have a total of approximately 35 million square feet. The Company's properties are located in 13 states in the eastern half of the United States, primarily in the Mid-Atlantic region. PREIT is headquartered in Philadelphia, Pennsylvania. The Company's website can be found at www.preit.com. PREIT is publicly traded on the New York Stock Exchange under the symbol PEI.

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST (In thousands, except per share amounts)

Year Ended December 31,	2008	2007	2006
Funds from operations *	$ 146,699	$ 160,663	$ 148,260
Total real estate revenue	$ 469,581	$ 459,596	$ 454,878
(Loss) income from continuing operations	$ (10,380)	$ 17,283	$ 28,729
Net (loss allocable) income available to common shareholders	$ (10,380)	$ 28,567	$ 14,408
(Loss) income from continuing operations per diluted share	$ (0.30)	$ 0.57	$ 0.39
Net (loss allocable) income available to common shareholders per diluted share	$ (0.30)	$ 0.73	$ 0.37
Investment in real estate, at cost	$ 3,708,048	$ 3,367,294	$ 3,132,370
Total assets	$ 3,444,277	$ 3,264,074	$ 3,145,609
Distributions paid to common shareholders/unitholders	$ 94,702	$ 94,057	$ 92,577
Distributions paid per common share	$ 2.28	$ 2.28	$ 2.28
Number of common shares and OP Units outstanding	41,669	41,348	41,244
Total market capitalization	$ 3,062,271	$ 3,675,927	$ 3,870,634

* Reconciliation to GAAP can be found on page 6.



Ronald Rubin
Chairman and Chief Executive Officer



Edward A. Glickman
President and Chief Operating Officer

TO OUR FELLOW SHAREHOLDERS,

Since 2003, our strategy has been to unlock the potential of our portfolio through creative redevelopment. Though the challenges of 2008 were severe, we successfully continued executing our strategy. We have completed 16 redevelopment projects and opened four new centers.

We are now focusing our resources on the completion and stabilization of four major redevelopment projects: Cherry Hill Mall, Plymouth Meeting Mall, Voorhees Town Center, and The Gallery at Market East.

We are making great progress toward achieving this goal:

- At Cherry Hill Mall in Cherry Hill, New Jersey, the transformation of this property is in its final stages. Nordstrom, the new retail wing leading to it, and two new restaurants opened in March 2009. Two additional restaurants are slated to open later this year. In 2008, the food court was relocated, a new parking deck opened, and seven new tenants were added, including five that are first to the market.
- At Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania, the property was revitalized as four new restaurants and Dave & Buster's opened in 2008. Construction of the new lifestyle wing is virtually complete and Whole Foods is expected to open later this year.
- At Voorhees Town Center in Voorhees, New Jersey, the mixed-use project advanced on all fronts: Krazy City was added to the mall, The Learning Center was added as an outparcel, a new headquarters office building was completed for an advertising agency, and the residential buildings took shape with initial occupancy expected in May 2009.
- At The Gallery at Market East in Philadelphia, Pennsylvania, we are completing the conversion of three floors of the former Strawbridge & Clothier headquarters into office space for the Commonwealth of Pennsylvania with expected occupancy in the fall of 2009.

During 2008, in the face of deteriorating market conditions, PREIT completed 16 financing transactions on its consolidated and unconsolidated properties, including new mortgages, extensions and a new unsecured term loan, totaling nearly $930 million. These funds have been applied to repay maturing obligations and to our development and redevelopment activities. We have also taken measures to conserve capital, including the reduction of our dividend, given our continued capital requirements and the difficult conditions in the credit markets. We believe that the prudent steps we have taken better position us to weather the current economy and prepare for its inevitable improvement.

With an exciting portfolio of retail properties in great locations, PREIT is poised to take advantage of an improved economy. Although the economic environment changes, the fundamentals of our business and the potential of great locations do not. People still have needs that retailers will continue to meet. They will continue to shop and dine, and we will continue to work with our retail partners to ensure that we have the proper mix of stores to meet their needs. When the market conditions improve, we will be well prepared to seize the opportunities.

PREIT, founded in 1960, is one of the oldest REITs in the country and has operated through many economic expansions and contractions. It is difficult to predict the length of this downturn, but every cycle reaches its end. Throughout our history, we have completed our projects and repaid our loans. With a steady hand, we will continue to draw upon our experience to meet the challenges ahead.

We are grateful for the commitment of our trustees, employees, partners and shareholders. Thank you for your continued support.

Ronald Rubin
Chairman and Chief Executive Office

Edward A. Glickman
President and Chief Operating Officer

April 2, 2009

CREATING AN EXPERIENCE

The anticipation has been great; the excitement is now even greater. Spring begins and the Cherry Hill Mall blossoms with the completion of its multi-year transformation rapidly approaching. The first Nordstrom in the South Jersey region opened its doors to media attention and shoppers' delight. The new department store is connected to the renovated mall by a new 61,000 square foot, two-level wing. Nordstrom is one of many new retailers to add stores at this top tier Philadelphia-area retail center, including Apple, A/X Armani Exchange, BCBG Max Azria, The Container Store, Crate & Barrel, Garage, J.Crew, Spring, and Urban Outfitters.

However, creating an experience requires much more than an extensive mix of leading retailers. Great attention was paid to the interior of the mall, where new flooring, ceiling, skylights, escalators, soft seating areas, and water features were installed to create a beautiful and elegant shopping environment. Next, completing the customer experience, a line up of new restaurants will join Bahama Breeze to meet the dining needs of our shoppers. Already open are Maggiano's Little Italy and the region's first Seasons 52, with The Capital Grille and California Pizza Kitchen preparing to open soon.

So Cherry Hill Mall, the first enclosed mall built east of the Mississippi River and now updated inside and out, begins a new era serving its customers and ***creating an experience*** for all to enjoy.


NORDSTROM
OPENING MARCH 23
Seasons 52
FRESH GRILL

Plymouth Meeting Mall

CREATING A DESTINATION

In today's retail environment, "build it and they will come" is no longer effective. But well located properties still hold incredible potential. The renovation of Plymouth Meeting Mall has rejuvenated the property, drawing visitors as a dining and entertainment destination. New restaurants, including P.F. Chang's China Bistro, Redstone American Grill, California Pizza Kitchen, and Benihana, are meeting the dining needs of local residents and workers. Additionally, entertainment at the site has been enhanced by adding a two-level Dave & Buster's and a two-level Krazy City, an indoor theme park, to join the existing AMC Theater.

However, creating a destination means addressing more than a couple of needs. Therefore, the property will open the country's first mall-based Whole Foods Market to better meet the grocery needs for the area. Connecting the market to the mall is a new retail lifestyle wing, The Plaza Shops. The tenants of this open-air section will include Ann Taylor Loft, Chico's, Coldwater Creek, Jos A. Bank, to complement the retail mix of the mall. Every component of this project is an important part of ***creating a destination*** for all to enjoy.


california PIZZA KITCHEN
PASTA
SALAD
PIZZA


REDSTONE


P.F. CHANG'S
CHINA BISTRO

Voorhees Town Center

CREATING A COMMUNITY

Often, the greatest challenge to improving real estate is understanding how it can best serve the area. The multi-year, multi-phase project to transform the former Echelon Mall into Voorhees Town Center continues meeting milestones. The early stages of this plan focused on right-sizing and renovating the enclosed mall. With that completed, Krazy City was added to the mall and The Learning Center, a preschool and child care center, opened on an outparcel. Additionally, The Star Group, an advertising and public relations agency, moved its 175 employees into their new office building. Meanwhile, construction of the mixed-use section of the center progressed.

Voorhees Town Center, still a work-in-progress, is moving into its final stages. The parking, roadways, retail boulevard, residential units and mixed-use buildings are all under construction. One structure will house a 17,000 square foot salon and spa including a training facility and retail outlet.

However, creating a community means building more than office structures, retail stores, restaurants, and homes. The mix of retail tenants at this center, including boutiques, restaurants, stores and services, will complement one another pleasantly ***creating a community*** for all to enjoy.



PROPERTY LIST

ENCLOSED MALLS	CITY	STATE	OWNERSHIP INTEREST	ACQUIRED	SQUARE FEET
BEAVER VALLEY MALL	MONACA	PA	100%	2002	1,160,689
CAPITAL CITY MALL	CAMP HILL	PA	100%	2003	608,911
CHAMBERSBURG MALL	CHAMBERSBURG	PA	100%	2003	454,350
CHERRY HILL MALL	CHERRY HILL	NJ	100%	2003	1,036,832
CROSSROADS MALL	BECKLEY	WV	100%	2003	451,776
CUMBERLAND MALL	VINELAND	NJ	100%	2005	942,203
DARTMOUTH MALL	DARTMOUTH	MA	100%	1997	671,081
EXTON SQUARE MALL	EXTON	PA	100%	2003	1,086,892
FRANCIS SCOTT KEY MALL	FREDERICK	MD	100%	2003	706,195
GADSDEN MALL	GADSDEN	AL	100%	2005	504,194
THE GALLERY AT MARKET EAST	PHILADELPHIA	PA	100%	2003	852,633
JACKSONVILLE MALL	JACKSONVILLE	NC	100%	2003	489,575
LEHIGH VALLEY MALL	ALLENTOWN	PA	50%	1973	1,156,921
LOGAN VALLEY MALL	ALTOONA	PA	100%	2003	778,385
LYCOMING MALL	PENNSDALE	PA	100%	2003	835,238
MAGNOLIA MALL	FLORENCE	SC	100%	1997	621,133
MOORESTOWN MALL	MOORESTOWN	NJ	100%	2003	1,061,996
NEW RIVER VALLEY MALL	CHRISTIANSBURG	VA	100%	2003	440,265
NITTANY MALL	STATE COLLEGE	PA	100%	2003	532,160
NORTH HANOVER MALL	HANOVER	PA	100%	2003	365,216
ORLANDO FASHION SQUARE	ORLANDO	FL	100%	2004	1,081,430
PALMER PARK MALL	EASTON	PA	100%	1972/2003	457,694
PATRICK HENRY MALL	NEWPORT NEWS	VA	100%	2003	714,830
PHILLIPSBURG MALL	PHILLIPSBURG	NJ	100%	2003	578,925
PLYMOUTH MEETING MALL	PLYMOUTH MEETING	PA	100%	2003	862,652
THE MALL AT PRINCE GEORGES	HYATTSVILLE	MD	100%	1998	913,968
SOUTH MALL	ALLENTOWN	PA	100%	2003	405,233
SPRINGFIELD MALL	SPRINGFIELD	PA	50%	2005	588,957
UNIONTOWN MALL	UNIONTOWN	PA	100%	2003	698,164
VALLEY MALL	HAGERSTOWN	MD	100%	2003	905,698
VALLEY VIEW MALL	LA CROSSE	WI	100%	2003	598,171
VIEWMONT MALL	SCRANTON	PA	100%	2003	747,194
VOORHEES TOWN CENTER	VOORHEES	NJ	100%	2003	665,867
WASHINGTON CROWN CENTER	WASHINGTON	PA	100%	2003	676,136
WILLOW GROVE PARK	WILLOW GROVE	PA	100%	2000/2003	1,202,272
WIREGRASS COMMONS	DOTHAN	AL	100%	2003	638,554
WOODLAND MALL	GRAND RAPIDS	MI	100%	2005	1,189,363
WYOMING VALLEY MALL	WILKES-BARRE	PA	100%	2003	915,739
TOTAL ENCLOSED MALLS					28,597,492

STRIP AND POWER CENTERS	CITY	STATE	OWNERSHIP INTEREST	DEVELOPED	SQUARE FEET
CHRISTIANA CENTER	NEWARK	DE	100%	1998	302,409
CREEKVIEW CENTER	WARRINGTON	PA	100%	2001	425,002
CREST PLAZA	ALLENTOWN	PA	100%	2003[1]	257,048
THE COMMONS AT MAGNOLIA	FLORENCE	SC	100%	2002	232,794
METROPLEX SHOPPING CENTER	PLYMOUTH MEETING	PA	50%	2001	778,190
MONROE MARKETPLACE	SELINSGROVE	PA	100%	2008	374,972
NEW RIVER VALLEY CENTER	CHRISTIANSBURG	VA	100%	2007	165,248
NORTHEAST TOWER CENTER	PHILADELPHIA	PA	100%	1997	476,149
THE COURT AT OXFORD VALLEY	LANGHORNE	PA	50%	1996	704,526
PAXTON TOWNE CENTRE	HARRISBURG	PA	100%	2001	717,518
RED ROSE COMMONS	LANCASTER	PA	50%	1998	463,042
SPRINGFIELD PARK	SPRINGFIELD	PA	50%	1998	272,640
SUNRISE PLAZA	FORKED RIVER	NJ	100%	2007	235,974
WHITEHALL MALL	ALLENTOWN	PA	50%	1998[2]	557,078
TOTAL STRIP AND POWER CENTERS					5,962,590
TOTAL RETAIL PORTFOLIO					34,560,082

(1) The property was acquired in 1964 and redeveloped in 2003.
(2) The property was developed in 1964 and redeveloped in 1996.

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

PEI LISTED NYSE

Distribution Reinvestment and Share Purchase Plan

If you are already a shareholder, or are interested in becoming one, you will find PREIT's direct stock purchase and dividend reinvestment program a convenient choice.

You can invest in shares of PREIT online or by mail.

- Purchase shares of PREIT at a 1% discount and with no transaction fee
- Minimum initial investment of $250.00
- Minimum subsequent investment of $50.00
- Increase your holdings by investing up to $5,000 a month, without a waiver
- Send a check
- Reinvest all or part of your dividends automatically — at no cost to you
- Receive cash distributions by check or by direct deposit into your bank account
- Transfer or sell your shares easily
- Free safekeeping

To learn more about PREIT, please visit our web site at www.preit.com for:

- Supplemental Financial and Operating Information
- Stock Information
- News Releases
- Property Information

To invest on line securely and conveniently, please visit our web site: **www.preit.com.**

- Click on: **Investor Relations**
- Choose: **DRIP/Stock Purchase**

A copy of the prospectus, enrollment and other information regarding the Plan is also available by contacting the Plan Administrator, Wells Fargo Shareowner Services, directly at 800.468.9716 or 651.450.4064, or at their web site www.shareowneronline.com. You should read the prospectus carefully before making any investment.

Shareholders can save paper and obtain documents, including annual reports and proxy materials, via the Internet, simply go to www.preit.com.

To receive answers to your questions, or to receive information by mail, please contact:

Investor Relations
Pennsylvania Real Estate Investment Trust
200 South Broad Street
Third Floor
Philadelphia, PA 19102

Toll free: 866.875.0700 Ext. 50735
Tel: 215.875.0735
Fax: 215.546.2504
E-mail: investorinfo@preit.com

NO POSTAGE
NECESSARY
IF MAILED
IN THE
UNITED STATES

BUSINESS REPLY MAIL

FIRST-CLASS MAIL PERMIT NO. 36612 PHILADELPHIA PA

POSTAGE WILL BE PAID BY ADDRESSEE

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
ATTN: INVESTOR RELATIONS
200 SOUTH BROAD STREET
THIRD FLOOR
PHILADELPHIA PA 19102-9962

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST

Visit our web site at www.preit.com or Call Us at 215.875.0735

PEI LISTED NYSE.

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These documents are also available on the Company's web site, www.preit.com.

ANNUAL 2008

Financial Contents

PERFORMANCE GRAPH | The five-year performance graph at right compares our cumulative total shareholder return with the NAREIT Equity Index, the S&P 500 Index and the Russell 2000 Index. Equity real estate investment trusts are defined as those which derive more than 75% of their income from equity investments in real estate assets. The graph assumes that the value of the investment in each of the four was $100 on the last trading day of 2003 and that all dividends were reinvested.

Share Performance Graph

Comparison of Five-Year Total Return among PREIT, Equity REITs, S&P 500, and Russell 2000



Dollars
250
200
150
100
50
0
December 2003
December 2004
December 2005
December 2006
December 2007
December 2008
PREIT
Equity REITs
S&P 500
Russell 2000

Selected Financial Information (unaudited)

(in thousands, except per share amounts)

	Year Ended December 31,				
Operating Results	**2008**	**2007**	**2006**	**2005**	**2004**
Gross revenue from real estate	$ 469,581	$ 459,596	$ 454,878	$ 425,630	$ 395,475
(Loss) income from continuing operations	$ (10,380)	$ 17,283	$ 28,729	$ 49,191	$ 46,345
Net (loss) income	$ (10,380)	$ 23,161	$ 28,021	$ 57,629	$ 53,788
Net (loss allocable) income available to common shareholders	$ (10,380)	$ 28,567	$ 14,408	$ 44,016	$ 40,175
(Loss) income from continuing operations per share – basic	$ (0.30)	$ 0.57	$ 0.39	$ 0.96	$ 0.90
(Loss) income from continuing operations per share – diluted	$ (0.30)	$ 0.57	$ 0.39	$ 0.94	$ 0.90
Net (loss) income per share – basic	$ (0.30)	$ 0.73	$ 0.37	$ 1.19	$ 1.11
Net (loss) income per share – diluted	$ (0.30)	$ 0.73	$ 0.37	$ 1.17	$ 1.10
Cash Flows					
Cash flows from operating activities	$ 124,963	$ 149,486	$ 164,405	$ 130,182	$ 132,430
Cash used in investing activities	$ (353,239)	$ (242,377)	$ (187,744)	$ (326,442)	$ (104,118)
Cash flows from (used in) financing activities	$ 210,137	$ 105,008	$ 16,299	$ 178,956	$ (311,137)
Cash Distributions					
Cash distributions per share – basic	$ 2.28	$ 2.28	$ 2.28	$ 2.25	$ 2.16
Cash distributions per share – preferred	$ –	$ 3.50	$ 5.50	$ 5.50	$ 5.50
Balance Sheet Items					
Investment in real estate, at cost	$3,708,048	$3,367,294	$3,132,370	$2,867,436	$2,533,576
Total assets	$3,444,277	$3,264,074	$3,145,609	$3,018,547	$2,731,403
Long Term Debt					
Consolidated properties					
Mortgage notes payable	$1,756,270	$1,643,122	$1,572,908	$1,332,066	$1,145,079
Credit Facility	$ 400,000	$ 330,000	$ 332,000	$ 342,500	$ 271,000
Exchangeable notes	$ 241,500	$ 287,500	$ –	$ –	$ –
Senior unsecured term loan	$ 170,000	$ –	$ –	$ –	$ –
Corporate notes payable	$ –	$ –	$ 1,148	$ 94,400	$ –
Company's share of partnerships					
Mortgage notes payable	$ 184,064	$ 188,089	$ 189,940	$ 134,500	$ 107,513
Funds From Operations					
Net (loss) income	$ (10,380)	$ 23,161	$ 28,021	$ 57,629	$ 53,788
Minority interest	(287)	2,105	3,288	7,404	6,792
Dividends on preferred shares	–	(7,941)	(13,613)	(13,613)	(13,613)
Redemption of preferred shares	–	13,347	–	–	–
Gains on sales of interests in real estate	–	(579)	–	(5,586)	(1,484)
(Gains) adjustment to gains on discontinued operations	–	(6,699)	(1,414)	(6,158)	550
Depreciation and amortization:					
Wholly owned and consolidated partnerships, net	149,005	129,924	121,090	107,940	95,153
Unconsolidated partnerships	8,361	7,130	7,017	4,582	5,781
Discontinued operations	–	215	3,871	639	709
Funds from operations[(1)]	**$ 146,699**	**$ 160,663**	**$ 148,260**	**$ 152,837**	**$ 147,676**
Weighted average number of shares outstanding	38,807	37,577	36,256	36,090	35,609
Weighted average effect of full conversion OP Units	2,236	3,308	4,083	4,580	4,183
Effect of common share equivalents	14	325	599	673	659
Total weighted average shares outstanding including OP Units	**41,057**	**41,210**	**40,938**	**41,343**	**40,451**
Funds from operations per share	**$ 3.57**	**$ 3.90**	**$ 3.62**	**$ 3.70**	**$ 3.65**

(1) Funds From Operations ("FFO") is defined as income before gains and losses on sales of operating properties and extraordinary items (computed in accordance with generally accepted accounting principles ("GAAP")) plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships to reflect funds from operations on the same basis. FFO should not be construed as an alternative to net income (as determined in accordance with GAAP) as an indicator of the Company's operating performance, or to cash flows from operating activities (as determined in accordance with GAAP) as a measure of liquidity. In addition, the Company's measure of FFO as presented may not be comparable to similarly titled measures as reported by other companies. For additional information about FFO, please refer to page 51.

Consolidated Balance Sheets

(in thousands of dollars, except share and per share amounts)	December 31, 2008	December 31, 2007
Assets:		
Investments in real estate, at cost:		
Operating properties	$ 3,291,103	$ 3,074,562
Construction in progress	411,479	287,116
Land held for development	5,466	5,616
Total Investments in real estate	**3,708,048**	**3,367,294**
Accumulated depreciation	(516,832)	(401,502)
Net investments in real estate	**3,191,216**	**2,965,792**
Investments in partnerships, at equity	36,164	36,424
Other assets:		
Cash and cash equivalents	9,786	27,925
Tenant and other receivables (net of allowance for doubtful accounts of $16,895 and $11,424 at December 31, 2008 and 2007, respectively)	57,970	49,094
Intangible assets (net of accumulated amortization of $169,189 and $137,809 at December 31, 2008 and 2007, respectively)	68,296	104,136
Deferred costs and other assets	80,845	80,703
Total assets	**$ 3,444,277**	**$ 3,264,074**
Liabilities:		
Mortgage notes payable	$ 1,756,270	$ 1,643,122
Debt premium on mortgage notes payable	4,026	13,820
Exchangeable notes	241,500	287,500
Credit Facility	400,000	330,000
Senior unsecured term loan	170,000	—
Tenants' deposits and deferred rent	13,112	16,213
Distributions in excess of partnership investments	48,788	49,166
Accrued expenses and other liabilities	123,739	111,378
Total liabilities	**2,757,435**	**2,451,199**
Minority interest (redemption value $16,397 and $66,560 at December 31, 2008 and December 31, 2007, respectively)	**52,326**	**55,256**
Commitments and contingencies (Note 12)		
Shareholders' equity:		
Shares of beneficial interest, $1.00 par value per share; 100,000,000 shares authorized; issued and outstanding 39,468,523 shares at December 31, 2008 and 39,134,109 shares at December 31, 2007	39,469	39,134
Capital contributed in excess of par	834,026	818,966
Accumulated other comprehensive loss	(45,341)	(6,968)
Distributions in excess of net income	(193,638)	(93,513)
Total shareholders' equity	**634,516**	**757,619**
Total liabilities, minority interest and shareholders' equity	**$ 3,444,277**	**$ 3,264,074**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

(in thousands of dollars, except per share amounts)	For the Year Ended December 31, 2008	2007	2006
Revenue:			
Real estate revenue:			
Base rent	$ 300,287	$ 293,110	$ 289,286
Expense reimbursements	139,636	136,360	131,846
Percentage rent	7,157	9,067	9,942
Lease termination revenue	4,114	1,589	2,789
Other real estate revenue	18,387	19,470	21,015
Total real estate revenue	**469,581**	**459,596**	**454,878**
Management company revenue	3,730	4,419	2,422
Interest and other revenue	769	2,557	2,008
Total revenue	**474,080**	**466,572**	**459,308**
Expenses:			
Property operating expenses:			
CAM and real estate tax	(135,293)	(129,338)	(123,503)
Utilities	(24,872)	(24,998)	(23,520)
Other property expenses	(27,787)	(26,083)	(28,684)
Total property operating expenses	**(187,952)**	**(180,419)**	**(175,707)**
Depreciation and amortization	(151,612)	(132,184)	(123,302)
Other expenses:			
General and administrative expenses	(40,324)	(41,415)	(38,193)
Executive separation	—	—	(3,985)
Impairment of assets	(27,592)	—	—
Abandoned project costs, income taxes and other expenses	(1,534)	(1,944)	(733)
Total other expenses	**(69,450)**	**(43,359)**	**(42,911)**
Interest expense, net	(112,064)	(98,860)	(96,382)
Gain on extinguishment of debt	29,278	—	—
Total expenses	**(491,800)**	**(454,822)**	**(438,302)**
(Loss) income before equity in income of partnerships, gains on sales of real estate, minority interest and discontinued operations	(17,720)	11,750	21,006
Equity in income of partnerships	7,053	4,637	5,595
Gains on sales of non-operating real estate	—	1,731	5,495
Gains on sales of interests in real estate	—	579	—
(Loss) income before minority interest and discontinued operations	**(10,667)**	**18,697**	**32,096**
Minority interest	287	(1,414)	(3,367)
(Loss) income from continuing operations	**(10,380)**	**17,283**	**28,729**
Discontinued operations:			
Operating results from discontinued operations	—	(130)	(2,201)
Gains on sales of discontinued operations	—	6,699	1,414
Minority interest	—	(691)	79
Income (loss) from discontinued operations	**—**	**5,878**	**(708)**
Net (loss) income	(10,380)	23,161	28,021
Redemption of preferred shares	—	13,347	—
Dividends on preferred shares	—	(7,941)	(13,613)
Net (loss allocable) income available to common shareholders	**$ (10,380)**	**$ 28,567**	**$ 14,408**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income (continued)
Earnings per Share

(in thousands, except per share amounts)	For the Year Ended December 31, 2008	2007	2006
(Loss) income from continuing operations	$ (10,380)	$ 17,283	$ 28,729
Redemption of preferred shares	–	13,347	–
Dividends on preferred shares	–	(7,941)	(13,613)
(Loss) income from continuing operations available to common shareholders	(10,380)	22,689	15,116
Dividends on unvested restricted shares	(1,222)	(1,088)	(1,043)
(Loss) income from continuing operations used to calculate earnings per share – basic	(11,602)	21,601	14,073
Minority interest in properties – continuing operations	–	–	155
(Loss) income from continuing operations used to calculate earnings per share – diluted	**$ (11,602)**	**$ 21,601**	**$ 14,228**
Income (loss) from discontinued operations used to calculate earnings per share – basic and diluted	**$ –**	**$ 5,878**	**$ (708)**
Basic (loss) earnings per share:			
(Loss) income from continuing operations	$ (0.30)	$ 0.57	$ 0.39
Income (loss) from discontinued operations	–	0.16	(0.02)
	$ (0.30)	**$ 0.73**	**$ 0.37**
Diluted (loss) earnings per share:			
(Loss) income from continuing operations[(1)]	$ (0.30)	$ 0.57	$ 0.39
Income (loss) from discontinued operations	–	0.16	(0.02)
	$ (0.30)	**$ 0.73**	**$ 0.37**
Weighted average shares outstanding – basic	38,807	37,577	36,256
Effect of dilutive common share equivalents[(1)]	–	325	599
Weighted average shares outstanding – diluted	**38,807**	**37,902**	**36,855**

(1) For the year ended December 31, 2008, there is a net loss allocable to common shareholders from continuing operations, so the effect of common share equivalents of 14 for the year ended December 31, 2008 is excluded from the calculation of diluted loss per share.

See accompanying notes to consolidated financial statements

Consolidated Statements of Shareholders' Equity and Comprehensive Income

For the Years Ended December 31, 2008, 2007 and 2006

(in thousands of dollars, except per share amounts)	Shares of Beneficial Interest $1.00 Par	Preferred Shares $.01 Par	Capital Contributed in Excess of Par	Accumulated Other Comprehensive Income (Loss)	Retained Earnings (Distributions in Excess of Net Income)	Total Shareholders' Equity
Balance, January 1, 2006	**$ 36,521**	**$ 25**	**$ 899,439**	**$ 4,377**	**$ 36,514**	**$ 976,876**
Comprehensive income:						
Net income	—	—	—	—	28,021	28,021
Unrealized gain on derivatives	—	—	—	3,480	—	3,480
Other comprehensive income	—	—	—	36	—	36
Total comprehensive income						31,537
Shares issued upon exercise of options, net of retirements	57	—	1,227	—	—	1,284
Shares issued upon redemption of Operating Partnership units	193	—	7,991	—	—	8,184
Shares issued under distribution reinvestment and share purchase plan	115	—	4,418	—	—	4,533
Shares issued under employee share purchase plans	18	—	727	—	—	745
Shares issued under equity incentive plan, net of retirements	43	—	(2,340)	—	—	(2,297)
Amortization of deferred compensation	—	—	5,860	—	—	5,860
Distributions paid to common shareholders ($2.28 per share)	—	—	—	—	(83,809)	(83,809)
Distributions paid to preferred shareholders ($5.50 per share)	—	—	—	—	(13,613)	(13,613)
Balance, December 31, 2006	**36,947**	**25**	**917,322**	**7,893**	**(32,887)**	**929,300**
Comprehensive income:						
Net income	—	—	—	—	23,161	23,161
Unrealized loss on derivatives	—	—	—	(14,644)	—	(14,644)
Other comprehensive loss	—	—	—	(217)	—	(217)
Total comprehensive income						8,300
Shares issued upon exercise of options, net of retirements	76	—	145	—	—	221
Shares issued upon redemption of Operating Partnership units	2,053	—	51,231	—	—	53,284
Shares issued under distribution reinvestment and share purchase plan	98	—	3,785	—	—	3,883
Shares issued under employee share purchase plans	20	—	742	—	—	762
Shares issued under equity incentive plan, net of retirements	93	—	(2,183)	—	—	(2,090)
Repurchase of common shares	(153)	—	(3,291)	—	(2,000)	(5,444)
Capped calls	—	—	(12,578)	—	—	(12,578)
Preferred share redemption	—	(25)	(143,278)	—	13,347	(129,956)
Amortization of deferred compensation	—	—	7,071	—	—	7,071
Distributions paid to common shareholders ($2.28 per share)	—	—	—	—	(86,475)	(86,475)
Distributions paid to preferred shareholders ($3.50 per share)	—	—	—	—	(8,659)	(8,659)
Balance, December 31, 2007	**39,134**	**—**	**818,966**	**(6,968)**	**(93,513)**	**757,619**
Comprehensive income:						
Net loss	—	—	—	—	(10,380)	(10,380)
Unrealized loss on derivatives	—	—	—	(38,415)	—	(38,415)
Other comprehensive income	—	—	—	42	—	42
Total comprehensive loss						(48,753)
Shares issued upon exercise of options, net of retirements	26	—	584	—	—	610
Shares issued upon redemption of Operating Partnership units	42	—	973	—	—	1,015
Shares issued under distribution reinvestment and share purchase plan	70	—	1,259	—	—	1,329
Shares issued under employee share purchase plans	45	—	684	—	—	729
Shares issued under equity incentive plan, net of retirements	176	—	(204)	—	—	(28)
Repurchase of common shares	(24)	—	(600)	—	—	(624)
Adjustment to shareholders' equity for Outperformance Plan (note 9)	—	—	2,911	—	—	2,911
Amortization of deferred compensation	—	—	9,453	—	—	9,453
Distributions paid to common shareholders ($2.28 per share)	—	—	—	—	(89,745)	(89,745)
Balance, December 31, 2008	**$ 39,469**	**$ —**	**$ 834,026**	**$ (45,341)**	**$(193,638)**	**$ 634,516**

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows

(in thousands of dollars)	For the Year Ended December 31, 2008	2007	2006
Cash flows from operating activities:			
Net (loss) income	$ (10,380)	$ 23,161	$ 28,021
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	117,988	100,020	92,329
Amortization	28,915	22,278	22,981
Straight-line rent adjustments	(2,338)	(2,439)	(2,905)
Provision for doubtful accounts	4,666	2,414	3,182
Amortization of deferred compensation	8,634	7,071	5,860
Amortization of Outperformance Program	819	819	1,160
Minority interest	(287)	2,105	3,288
Net gain on forward starting swap activities	(2,002)	—	—
Gain on extinguishment of debt	(29,278)	—	—
Impairment of assets	27,592	—	—
Gains on sales of interests in real estate	—	(9,009)	(6,909)
Change in assets and liabilities:			
Net change in other assets	(8,095)	(4,448)	(3,118)
Net change in other liabilities	(11,271)	7,514	20,516
Net cash provided by operating activities	**124,963**	**149,486**	**164,405**
Cash flows from investing activities:			
Investments in real estate acquisitions, net of cash acquired	(11,914)	(11,657)	(60,858)
Investments in real estate improvements	(25,027)	(32,524)	(35,521)
Additions to construction in progress	(307,411)	(213,761)	(154,155)
Investments in partnerships	(4,006)	(13,654)	(3,408)
Decrease (increase) in cash escrows	7,181	1,130	(2,755)
Capitalized leasing costs	(5,314)	(4,830)	(4,613)
Additions to leasehold improvements	(762)	(945)	(619)
Increase in notes receivable from tenants	(10,000)	—	—
Cash distributions from partnerships in excess of equity in income	3,888	1,578	56,423
Cash proceeds from sales of real estate investments	126	32,286	17,762
Net cash used in investing activities	**(353,239)**	**(242,377)**	**(187,744)**
Cash flows from financing activities:			
Principal installments on mortgage notes payable	(21,603)	(23,123)	(22,771)
Proceeds from mortgage notes payable	633,265	150,000	246,500
Repayment of mortgage notes payable	(506,514)	(56,663)	—
Repayment of corporate notes payable	—	(1,148)	(94,400)
Proceeds from sale of Exchangeable Notes	—	281,031	—
Repurchase of Exchangeable Notes	(15,912)	—	—
Net borrowing from (repayment of) Credit Facility	70,000	(2,000)	(10,500)
Borrowing from senior unsecured term loan	170,000	—	—
Net (proceeds) payment from settlement of forward-starting interest rate swap agreements	(16,503)	4,069	—
Payment of deferred financing costs	(10,487)	(4,201)	(1,498)
Purchase of capped calls	—	(12,578)	—
Shares of beneficial interest issued	3,217	19,157	8,055
Shares of beneficial interest repurchased, other	(624)	(6,983)	(2,545)
Shares of beneficial interest repurchased under share repurchase program	—	(5,444)	—
Operating partnership units purchased or redeemed	—	(4,438)	(352)
Redemption of preferred shares	—	(129,955)	—
Dividends paid to common shareholders	(89,745)	(86,475)	(83,809)
Dividends paid to preferred shareholders	—	(8,659)	(13,613)
Distributions paid to Operating Partnership Unit holders and minority partners	(4,957)	(7,582)	(8,768)
Net cash provided by financing activities	**210,137**	**105,008**	**16,299**
Net change in cash and cash equivalents	(18,139)	12,117	(7,040)
Cash and cash equivalents, beginning of year	27,925	15,808	22,848
Cash and cash equivalents, end of year	**$ 9,786**	**$ 27,925**	**$ 15,808**

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

For the Years Ended December 31, 2008, 2007 and 2006

1. Summary of Significant Accounting Policies

NATURE OF OPERATIONS | Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity real estate investment trusts ("REITs") in the United States, has a primary investment focus on retail shopping malls and strip and power centers located in the eastern half of the United States, primarily in the Mid-Atlantic region. As of December 31, 2008, the Company's portfolio consisted of a total of 56 properties in 13 states, including 38 shopping malls, 14 strip and power centers and four properties under development. The ground-up development portion of the Company's portfolio contained four properties in two states, with two classified as "mixed use" (a combination of retail and other uses), one classified as retail and one classified as "other."

The Company holds its interest in its portfolio of properties through its operating partnership, PREIT Associates, L.P. (the "Operating Partnership"). The Company is the sole general partner of the Operating Partnership and, as of December 31, 2008, the Company held a 94.7% interest in the Operating Partnership, and consolidates it for reporting purposes. The presentation of consolidated financial statements does not itself imply that the assets of any consolidated entity (including any special-purpose entity formed for a particular project) are available to pay the liabilities of any other consolidated entity, or that the liabilities of any consolidated entity (including any special-purpose entity formed for a particular project) are obligations of any other consolidated entity.

Pursuant to the terms of the partnership agreement of the Operating Partnership, each of the limited partners has the right to redeem such partner's units of limited partnership interest in the Operating Partnership ("OP Units") for cash or, at the election of the Company, the Company may acquire such OP Units for common shares of the Company on a one-for-one basis, in some cases beginning one year following the respective issue date of the OP Units and in other cases immediately. In the event of the redemption of all of the outstanding OP Units held by limited partners for cash, the total amount that would have been distributed as of December 31, 2008 would have been $16.4 million, which is calculated using the Company's December 31, 2008 share price on the New York Stock Exchange multiplied by the number of outstanding OP Units held by limited partners.

The Company provides its management, leasing and real estate development services through two companies: PREIT Services, LLC ("PREIT Services"), which generally develops and manages properties that the Company consolidates for financial reporting purposes, and PREIT-RUBIN, Inc. ("PRI"), which generally develops and manages properties that the Company does not consolidate for financial reporting purposes, including properties owned by partnerships in which the Company owns an interest and properties that are owned by third parties in which the Company does not have an interest. PREIT Services and PRI are consolidated. PRI is a taxable REIT subsidiary, as defined by federal tax laws, which means that it is able to offer an expanded menu of services to tenants without jeopardizing the Company's continuing qualification as a REIT under federal tax law.

CONSOLIDATION | The Company consolidates its accounts and the accounts of the Operating Partnership and other controlled subsidiaries and reflects the remaining interest of such entities as minority interest. All significant intercompany accounts and transactions have been eliminated in consolidation.

RISKS AND UNCERTAINTIES | The Company is subject to various risks and uncertainties in the ordinary course of business that could have adverse impacts on its operating results and financial condition. The most significant external risks facing the Company today stem from the current downturn in the overall economy and challenging conditions in the capital and credit markets.

Substantially all of the Company's revenue is generated from leases with retail tenants. The reduction in consumer spending as a result of declining consumer confidence and increasing unemployment has affected, and may continue to negatively affect, the operations of many retail companies. Beginning in the second half of 2008, the number of retail bankruptcies and store closings has increased. Retailers also have reduced the number of store openings planned for 2009 due to these economic conditions. In the near term, these conditions may cause the Company's occupancy rates, revenue and net income to decline from current levels.

The Company uses a substantial amount of debt to finance its business. The Company has relied on new borrowings to fund its redevelopment and development projects and for working capital purposes. The Company estimates that it will require approximately up to $150.0 million during 2009 to fund its ongoing redevelopment and development projects (unaudited). In addition, $58.5 million of the Company's debt matures during 2009. An additional $123.7 million, which represents the Company's share of debt at joint venture partnership properties, matures during 2009; however, $111.2 million of the debt agreements contain options to extend the respective maturity dates for a period of one year provided that there is no event of default with respect to such loans and certain other conditions are met. The Company expects to satisfy its 2009 capital requirements and debt maturities through borrowings under its Credit Facility, refinancing certain mortgage loans and by additional borrowings secured by existing properties. However, given the continued weakness of the credit markets, there is no assurance that the Company will be able to refinance its existing debt or obtain the additional capital necessary to satisfy its 2009 obligations on satisfactory terms, or at all.

As of December 31, 2008, the Company had borrowed $400.0 million under its $500.0 million Credit Facility that expires in March 2010. Financial covenants under the Credit Facility require that the Company's leverage ratio, as defined in the Credit Facility, be less than 65%, provided that this leverage ratio can be exceeded for one period of two consecutive quarters, but may not exceed 70%, and that the Company meet certain other debt yield, interest coverage and fixed charge ratios (see note 4). Compliance with each of these ratios is dependent upon the Company's financial performance. The leverage ratio is based, in part, on applying a capitalization rate to the Company's net operating income. Based on this calculation method, decreases in net operating income would result in an increased leverage ratio, even if overall debt levels remain constant. To avoid breaching the leverage ratio or other covenants, the Company might be required to curtail its capital spending, sell assets, further reduce its dividend, reduce debt levels or raise additional equity capital.

PARTNERSHIP INVESTMENTS | The Company accounts for its investments in partnerships that it does not control using the equity method of accounting. These investments, each of which represent a 40% to 50% noncontrolling ownership interest at December 31, 2008, are recorded initially at the Company's cost and subsequently adjusted for the Company's share of net equity in income and cash contributions and distributions. The Company does not control any of these equity method investees for the following reasons:

- Except for two properties that the Company co-manages with its partner, the other entities are managed on a day-to-day basis by one of the Company's other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are in proportion to the ownership percentages of each partner.

STATEMENTS OF CASH FLOWS | The Company considers all highly liquid short-term investments with an original maturity of three months or less to be cash equivalents. At December 31, 2008 and 2007, cash and cash equivalents totaled $9.8 million and $27.9 million, respectively, and included tenant security deposits of $4.5 million and $4.4 million, respectively. Cash paid for interest, including interest related to discontinued operations, was $117.5 million, $109.5 million and $109.0 million for the years ended December 31, 2008, 2007 and 2006, respectively, net of amounts capitalized of $16.0 million, $16.3 million and $9.6 million, respectively.

SIGNIFICANT NON-CASH TRANSACTIONS | On June 6, 2007, the Company issued 1,580,211 common shares of beneficial interest in exchange for a like number of OP Units in a transaction with an entity that is an affiliate of Mark Pasquerilla, a trustee of the Company.

In December 2006, the Company issued 341,297 OP Units valued at $13.4 million in connection with the purchase of the remaining interest in two partnerships that own or ground lease 12 malls related to the put-call arrangement established in the Crown American Realty Trust merger in 2003 (see note 11).

Accounting Policies

USE OF ESTIMATES | The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting periods. Actual results could differ from those estimates.

The Company's management makes complex or subjective assumptions and judgments in applying its critical accounting policies. In making these judgments and assumptions, management considers, among other factors:

- events and changes in property, market and economic conditions;
- estimated future cash flows from property operations; and
- the risk of loss on specific accounts or amounts.

The estimates and assumptions made by the Company's management in applying its critical accounting policies have not changed materially over time, and none of these estimates or assumptions have proven to be materially incorrect or resulted in the Company recording any significant adjustments relating to prior periods. The Company will continue to monitor the key factors underlying its estimates and judgments, but no change is currently expected.

REVENUE RECOGNITION | The Company derives over 95% of its revenue from tenant rent and other tenant-related activities. Tenant rent includes base rent, percentage rent, expense reimbursements (such as common area maintenance, real estate taxes and utilities), amortization of above-market and below-market intangibles (as described below under "Intangible Assets") and straight-line rent. The Company records base rent on a straight-line basis, which means that the monthly base rent income according to the terms of the Company's leases with its tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. When tenants vacate prior to the end of their lease, the Company accelerates amortization of any related unamortized straight-line rent balances, and unamortized above-market and below-market intangible balances are amortized as a decrease or increase to real estate revenue, respectively. The straight-line rent adjustment increased revenue by approximately $2.3 million in 2008, $2.4 million in 2007 and $2.9 million in 2006. The straight-line receivable balances included in tenant and other receivables on the accompanying balance sheet as of December 31, 2008 and December 31, 2007 were $24.2 million and $21.8 million, respectively.

Percentage rent represents rental income that the tenant pays based on a percentage of its sales, either as a percentage of their total sales or as a percentage of sales over a certain threshold. In the latter case, the Company does not record percentage rent until the sales threshold has been reached. Revenue for rent received from tenants prior to their due dates is deferred until the period to which the rent applies.

In addition to base rent, certain lease agreements contain provisions that require tenants to reimburse a pro rata share of certain common area maintenance costs and real estate taxes. Tenants generally make expense reimbursement payments monthly based on a budgeted amount determined at the beginning of the year. During the year, the Company's income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. As of December 31, 2008 and 2007, the Company's accounts receivable included accrued income of $11.7 million and $10.9 million, respectively, because actual reimbursable expense amounts able to be billed to tenants under applicable contracts exceeded amounts actually billed. Subsequent to the end of the year, the Company prepares a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too little or too much during the year.

Payments made to tenants as inducements to enter into a lease are treated as deferred costs that are amortized as a reduction of rental revenue over the term of the related lease.

No single tenant represented 10% or more of the Company's rental revenue in any period presented.

Lease termination fee income is recognized in the period when a termination agreement is signed, collectibility is assured and the Company is no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

The Company also generates revenue from the provision of management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenue or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity and are recognized on the percentage of completion method. These activities are collectively included in "management company revenue" in the consolidated statements of income.

FAIR VALUE | On January 1, 2008, the Company adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; the standard does not require any new fair value measurements of reported balances.

SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. The Company utilizes the fair value hierarchy in its accounting for derivatives and in its impairment reviews of real estate assets and goodwill.

ASSET IMPAIRMENT | Real estate investments and related intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable. A property to be held and used is considered impaired only if management's estimate of the aggregate future cash flows, less estimated capital expenditures to be generated by the property, undiscounted and without interest charges, are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long-lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by management, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially impact the Company's net income. To the extent estimated undiscounted cash flows are less than the carrying value of the property, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

Assessment of the recoverability by the Company of certain lease related costs must be made when the Company has a reason to believe that the tenant might not be able to perform under the terms of the lease as originally expected. This requires the Company to make estimates as to the recoverability of such costs.

An other than temporary impairment of an investment in an unconsolidated joint venture is recognized when the carrying value of the investment is not considered recoverable based on evaluation of the severity and duration of the decline in value, including the results of discontinued cash flow and other valuation techniques. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is charged to income.

REAL ESTATE | Land, buildings, fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations or replacements, which improve or extend the life of an asset, are capitalized and depreciated over their estimated useful lives.

For financial reporting purposes, properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30-50 years
Land improvements	15 years
Furniture/fixtures	3-10 years
Tenant improvements	Lease term

The Company is required to make subjective assessments as to the useful lives of its real estate assets for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those assets based on various factors, including industry standards, historical experience and the condition of the asset at the time of acquisition. These assessments have a direct impact on the Company's net income. If the Company were to determine that a longer expected useful life was appropriate for a particular asset, it would be depreciated over more years, and, other things being equal, result in less annual depreciation expense and higher annual net income.

Gains from sales of real estate properties and interests in partnerships generally are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Real Estate Sales," provided that various criteria are met relating to the terms of sale and any subsequent involvement by the Company with the properties sold.

INTANGIBLE ASSETS | The Company accounts for its property acquisitions under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Pursuant to SFAS No. 141, the purchase price of a property is allocated to the property's assets based on management's estimates of their fair value. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors, including the Company's expectations about the underlying property and the general market conditions in which the property operates. The judgment and subjectivity inherent in such assumptions can have a significant impact on the magnitude of the intangible assets that the Company records.

SFAS No. 141 provides guidance on allocating a portion of the purchase price of a property to intangible assets. The Company's methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above- and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the remaining lease term.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management's estimates of fair market lease rates for the comparable in-place leases, based on factors such as historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market optional renewal periods.

The Company allocates purchase price to customer relationship intangibles based on management's assessment of the value of such relationships.

The following table presents the Company's intangible assets and liabilities, net of accumulated amortization, as of December 31, 2008 and 2007:

	As of December 31,	
(in thousands of dollars)	2008	2007
Value of in-place lease intangibles	$ 55,745	$ 84,140
Above-market lease intangibles	5,395	8,192
Subtotal	**61,140**	**92,332**
Goodwill (see below)	7,156	11,804
Total intangible assets	**$ 68,296**	**$ 104,136**
Below-market lease intangibles	**$ (7,996)**	**$ (10,131)**

Amortization of in-place lease intangibles was $29.1 million, $29.0 million and $29.7 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Amortization of above-market and below-market lease intangibles decreased revenue by $0.6 million, $0.1 million and $0.6 million in 2008, 2007 and 2006, respectively.

In the normal course of business, the Company's intangible assets will amortize in the next five years and thereafter as follows:

(in thousands of dollars) For the Year Ended December 31,	In-Place Lease Intangibles	Above/(Below) Market Leases
2009	$ 27,005	$ 191
2010	22,383	126
2011	5,130	206
2012	1,191	(175)
2013	36	(410)
2014 and thereafter	—	(2,539)
Total	**$ 55,745**	**$ (2,601)**

GOODWILL | Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142"), requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. The Company conducts an annual review of its goodwill balances for impairment to determine whether an adjustment to the carrying value of goodwill is required. The Company determined the fair value of its properties and the goodwill that is associated with the properties by applying a capitalization rate to the Company's best estimate of projected income at those properties. The Company also considers factors such as property sales performance, market position and current and future operating results.

In connection with the Company's 2008 annual goodwill impairment test, the Company determined that the carrying amount of the goodwill was impaired, resulting in a $4.6 million impairment loss. The Company's intangible assets on the accompanying consolidated balance sheets at December 31, 2008 and 2007 include $7.2 million and $11.8 million, respectively, (net of $0.6 million and $1.1 million of amortization expense recognized prior to January 1, 2002) of goodwill recognized in connection with the acquisition of The Rubin Organization in 1997.

Changes in the carrying amount of goodwill for the three years ended December 31, 2008 were as follows:

(in thousands of dollars)	
Balance, January 1, 2006	$ 11,829
Goodwill divested	(25)
Balance, December 31, 2006	11,804
Goodwill divested	–
Balance, December 31, 2007	11,804
Impairment	(4,648)
Balance, December 31, 2008	$ 7,156

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS | The determination to classify an asset as held for sale requires significant estimates by the Company about the property and the expected market for the property, which are based on factors including recent sales of comparable properties, recent expressions of interest in the property, financial metrics of the property and the condition of the property. The Company must also determine if it will be possible under those market conditions to sell the property for an acceptable price within one year. When assets are identified by management as held for sale, the Company discontinues depreciating the assets and estimates the sales price, net of selling costs, of such assets. The Company generally considers operating properties to be held for sale when they meet the criteria in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"), which includes factors such as whether the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year. If, in management's opinion, the net sales price of the asset that has been identified as held for sale is less than the net book value of the asset, the asset is written down to fair value less the cost to sell. Assets and liabilities related to assets classified as held for sale are presented separately in the consolidated balance sheet.

Assuming no significant continuing involvement, a sold operating real estate property is considered a discontinued operation. In addition, operating properties classified as held for sale are considered discontinued operations. Operating properties classified as discontinued operations were reclassified as such in the accompanying consolidated statement of income for each period presented. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. See note 2 for a description of the properties included in discontinued operations. Land parcels and other portions of operating properties, non-operating real estate and investment in partnerships are excluded from discontinued operations treatment.

CAPITALIZATION OF COSTS | Costs incurred in relation to development and redevelopment projects for interest, property taxes and insurance are capitalized only during periods in which activities necessary to prepare the property for its intended use are in progress. Costs incurred for such items after the property is substantially complete and ready for its intended use are charged to expense as incurred. Capitalized costs, as well as tenant inducement amounts and internal and external commissions, are recorded in construction in progress. The Company capitalizes a portion of development department employees' compensation and benefits related to time spent involved in development and redevelopment projects.

The Company capitalizes payments made to obtain options to acquire real property. Other related costs that are incurred before acquisition that are expected to have ongoing value to the project are capitalized if the acquisition of the property is probable. If the property is acquired, such costs are included in the amount recorded as the initial value of the asset. Capitalized pre-acquisition costs are charged to expense when it is probable that the property will not be acquired. The Company recorded abandoned project costs of $1.3 million, $1.5 million and $0.3 million for the years ended December 31, 2008, 2007 and 2006, respectively.

In addition to the amount noted in the asset impairment discussion in note 2, the Company capitalizes salaries, commissions and benefits related to time spent by leasing and legal department personnel involved in originating leases with third-party tenants.

The following table summarizes the Company's capitalized salaries and benefits, real estate taxes and interest for the years ended December 31, 2008, 2007 and 2006:

	For the Year Ended December 31,		
(in thousands of dollars)	2008	2007	2006
Development/Redevelopment:			
Salaries and benefits	$ 3,276	$ 2,349	$ 2,265
Real estate taxes	$ 2,380	$ 2,236	$ 1,398
Interest	$ 15,968	$ 16,259	$ 9,640
Leasing:			
Salaries and benefits	$ 5,314	$ 4,830	$ 4,613

TENANT RECEIVABLES | The Company makes estimates of the collectibility of its tenant receivables related to tenant rent including base rent, straight-line rent, expense reimbursements and other revenue or income. The Company specifically analyzes accounts receivable, including straight-line rent receivable, historical bad debts, customer creditworthiness and current economic and industry trends when evaluating the adequacy of the allowance for doubtful accounts. The receivables analysis places particular emphasis on past-due accounts and considers the nature and age of the receivables, the payment history and financial condition of the payor, the basis for any disputes or negotiations with the payor, and other information that could affect collectibility. In addition, with respect to tenants in bankruptcy, the Company makes estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct affect on the Company's net income because higher bad debt expense results in less net income, other things being equal. For straight-line rent, the collectibility analysis considers the probability of collection of the unbilled deferred rent receivable given the Company's experience regarding such amounts.

INCOME TAXES | The Company has elected to qualify as a real estate investment trust under Sections 856-860 of the Internal Revenue Code of 1986, as amended, and intends to remain so qualified.

Earnings and profits, which determine the taxability of distributions to shareholders, will differ from net income reported for financial reporting purposes due to differences in cost basis, differences in the estimated useful lives used to compute depreciation and differences between the allocation of the Company's net income and loss for financial reporting purposes and for tax reporting purposes.

The Company is subject to a federal excise tax computed on a calendar year basis. The excise tax equals 4% of the excess, if any, of 85% of the Company's ordinary income plus 95% of the Company's capital gain net income for the year plus 100% of any prior year shortfall over cash distributions during the year, as defined by the Internal Revenue Code. The Company has, in the past, distributed a substantial portion of its taxable income in the subsequent fiscal year and might also follow this policy in the future.

No provision for excise tax was made for the years ended December 31, 2008, 2007, and 2006, as no excise tax was due in those years.

The per share distributions paid to shareholders had the following components for the years ended December 31, 2008, 2007, and 2006:

	For the Year Ended December 31,		
	2008	2007	2006
Ordinary income	$ 2.25	$ 2.11	$ 1.93
Capital gains	—	—	0.04
Return of capital	0.03	0.17	0.31
	$ 2.28	**$ 2.28**	**$ 2.28**

On January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. The Company must determine whether it is "more likely than not" that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the more likely than not recognition threshold, the position is measured at the largest amount of benefit that is greater than 50% likely of being realized upon settlement to determine the amount of benefit to recognize in the financial statements. FIN 48 applies to all tax positions related to income taxes subject to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The adoption of FIN 48 had no material effect on the Company's financial statements.

PRI is subject to federal, state and local income taxes. The Company had no provision or benefit for federal or state income taxes in the years ended December 31, 2008, 2007 and 2006. The Company had net deferred tax assets of $5.3 million for each of the years ended December 31, 2008 and 2007. The deferred tax assets are primarily the result of net operating losses. A valuation allowance has been established for the full amount of the deferred tax assets, since it is more likely than not that these will not be realized. The Company recorded expense of $0.2 million related to Philadelphia net profits tax for each of the years ended December 31, 2008 and 2007, respectively.

The aggregate cost basis and depreciated basis for federal income tax purposes of the Company's investment in real estate was approximately $3,864.4 million and $3,108.1 million, respectively, at December 31, 2008, and $3,526.5 million and $2,836.7 million, respectively, at December 31, 2007.

FAIR VALUE OF FINANCIAL INSTRUMENTS | Carrying amounts reported on the balance sheet for cash and cash equivalents, tenant and other receivables, accrued expenses, other liabilities and the Credit Facility approximate fair value due to the short-term nature of these instruments. The Company's variable-rate debt has an estimated fair value that is approximately the same as the recorded amounts in the balance sheets. The estimated fair value for fixed-rate debt, which is calculated for disclosure purposes, is based on the borrowing rates available to the Company for fixed-rate mortgages and corporate notes payable with similar terms and maturities.

Debt assumed in connection with property acquisitions is recorded at fair value at the acquisition date and the resulting premium or discount is amortized through interest expense over the remaining term of the debt, resulting in a non-cash decrease (in the case of a premium) or increase (in the case of a discount) in interest expense.

DERIVATIVES | In the normal course of business, the Company is exposed to financial market risks, including interest rate risk on its interest-bearing liabilities. The Company endeavors to limit these risks by following established risk management policies, procedures and strategies, including the use of derivative financial instruments. The Company does not use derivative financial instruments for trading or speculative purposes.

Derivative financial instruments are recorded on the balance sheet as assets or liabilities based on the instruments' fair value. Changes in the fair value of derivative financial instruments are recognized currently in earnings, unless the derivative financial instrument meets the criteria for hedge accounting contained in Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted ("SFAS No. 133"). If the derivative financial instruments meet the criteria for a cash flow hedge, the gains and losses in the fair value of the instrument are deferred in other comprehensive income. Gains and losses on a cash flow hedge are reclassified into earnings when the forecasted transaction affects earnings. A contract that is designated as a hedge of an anticipated transaction that is no longer likely to occur is immediately recognized in earnings.

The anticipated transaction to be hedged must expose the Company to interest rate risk, and the hedging instrument must reduce the exposure and meet the requirements for hedge accounting under SFAS No. 133. The Company must formally designate the instrument as a hedge and document and assess the effectiveness of the hedge at inception and on a quarterly basis. Interest rate hedges that are designated as cash flow hedges hedge future cash outflows on debt.

To determine the fair values of derivative instruments prior to settlement, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing at each balance sheet date. For the majority of financial instruments, including most derivatives, long-term investments and long-term debt, standard market conventions and techniques such as discounted cash flow analysis, option pricing models, replacement cost and termination cost are used to determine fair value. All methods of assessing fair value result in a general approximation of value, and there can be no assurance that the value in an actual transaction will be equivalent to the fair value set forth in the Company's financial statements.

OPERATING PARTNERSHIP UNIT REDEMPTIONS | Shares issued upon redemption of OP Units are recorded at the book value of the OP Units surrendered.

SHARE-BASED COMPENSATION EXPENSE | The Company follows the expense recognition provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"), which is a revision of SFAS No. 123 and supersedes APB Opinion No. 25. SFAS No. 123(R) requires all share based payments to employees, including grants of employee stock options and restricted shares, to be valued at fair value on the date of grant, and to be expensed over the applicable vesting period.

EARNINGS PER SHARE | The difference between basic weighted average shares outstanding and diluted weighted average shares outstanding is the dilutive impact of common stock equivalents. Common stock equivalents consist primarily of shares to be issued under employee share compensation programs and outstanding share options whose exercise price was less than the average market price of the Company's share during these periods.

RECENT ACCOUNTING PRONOUNCEMENTS | *APB 14-1* | In May 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash Upon Conversion (Including Partial Cash Settlement)" ("FSP 14-1"). FSP 14-1 clarifies that convertible debt instruments that may be settled in cash upon either mandatory or optional conversion (including partial cash settlement) are not addressed by paragraph 12 of APB Opinion No. 14, "Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants." The value assigned to the debt component is the estimated fair value of a similar bond without the conversion feature, which would result in the debt being recorded at a discount. The resulting debt discount would be amortized over the period during which the debt is expected to be outstanding as additional noncash interest expense. The Company's Exchangeable Notes are within the scope of FSP 14-1; therefore, the Company will be required to record debt components of the notes at fair value as of the date of issuance, and amortize the discount as an increase to interest expense over the expected life of the debt. FSP 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and shall be applied retrospectively to all periods presented. The Company adopted FSP 14-1 on January 1, 2009. The Company anticipates that as a result of the application of this standard, it will record additional interest expense for the years ended December 31, 2008 and 2007 of $3.5 million and $2.1 million, respectively. Also, based on the Exchangeable Notes' current outstanding aggregate principal balance, the Company anticipates that it will record additional interest expense of approximately $3.1 million to $3.5 million in the years ended December 31, 2009, 2010 and 2011, and approximately $1.5 million in the year ended December 31, 2012, the year that the Exchangeable Notes mature. Additionally, the Company anticipates that the application of this standard will decrease its debt balance as of December 31, 2008 by approximately $11.4 million, with a corresponding increase to shareholders' equity.

SFAS NO. 161 | In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities and thereby improves the transparency of financial reporting. The Company adopted the provisions of SFAS No. 161 on January 1, 2009 and will make the required disclosures in accordance with the pronouncement.

SFAS NO. 141 R | In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (rev. 2007), "Business Combinations (a revision of Statement No. 141)" ("SFAS No. 141 R"). This statement applies to all transactions or other events in which an entity obtains control of one or more businesses, including those combinations achieved without the transfer of consideration. SFAS No. 141 R retains the fundamental requirement in SFAS No. 141 that the acquisition method of accounting be used for all business combinations. SFAS No. 141 R expands the scope to include all business combinations and requires an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at their fair values as of the acquisition date. Additionally, SFAS No. 141 R changes the way entities account for business combinations achieved in stages by requiring the identifiable assets and liabilities to be measured at fair value at the acquisition date. SFAS No. 141 R requires entities to directly expense transaction costs. The Company adopted the provisions of this statement on January 1, 2009, prospectively. The Company has determined that the adoption of SFAS No. 141 R will not have a material impact on the Company's consolidated financial statements.

SFAS NO. 160 | In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS No. 160"). SFAS No. 160 establishes accounting and reporting standards for a noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Company adopted the provisions of this statement on January 1, 2009. The Company has determined that the adoption of SFAS No. 160 will not have a material impact on the Company's consolidated financial statements.

2. Real Estate Activities

Investments in real estate as of December 31, 2008 and 2007 were comprised of the following:

	As of December 31,	
(in thousands of dollars)	2008	2007
Buildings, improvements and construction in progress	$ 3,140,371	$ 2,819,210
Land, including land held for development	567,677	548,084
Total investments in real estate	**3,708,048**	**3,367,294**
Accumulated depreciation	(516,832)	(401,502)
Net investments in real estate	**$ 3,191,216**	**$ 2,965,792**

IMPAIRMENT OF ASSETS | During the year ended December 31, 2008, the Company recorded asset impairment charges totaling $27.6 million, which is recorded as a separate line item ("Impairment of assets") in the consolidated statement of income. Details about the assets that were written down are as follows:

(in thousands of dollars)	
White Clay Point	$ 11,799
Sunrise Plaza	7,027
Goodwill	4,648
Valley View Downs	3,032
Predevelopment costs	936
Land held for development	150
Total	**$ 27,592**

White Clay Point is a mixed use ground-up development project located in Landenberg, Pennsylvania. During the fourth quarter of 2008, in connection with the Company's 2009 business planning process, which included a strategic review of its future development projects, management determined that the development plans for White Clay Point were uncertain. Consequently, the Company recorded an impairment loss of $11.8 million, which represents the aggregate of the costs excluding the purchase price of the land that had been capitalized to date for this development. The Company believes that the carrying value of the costs remaining on its consolidated balance sheet is recoverable as the fair value of the land exceeds the carrying amount.

Sunrise Plaza is an operating power center located in Forked River, New Jersey. During the fourth quarter 2008, in connection with the Company's 2009 business planning process, which included a strategic review of its future development projects, management determined that Sunrise Plaza's carrying value exceeded its fair value. Consequently, the Company recorded an impairment loss of $7.0 million, which represents the excess of the carrying value of the project's assets over their fair value determined by their future discounted cash flows.

In September 2008, the Company entered into an Amendment Agreement with Valley View Downs, LP ("Valley View") and Centaur Pennsylvania, LLC ("Centaur") with respect to the development of a proposed harness racetrack and casino in western Pennsylvania (the "Project") to be owned and operated by Valley View.

The Amendment Agreement amends the terms of the Binding Memorandum of Understanding dated October 7, 2004, as amended by Amendment No. 1 to the Binding Memorandum of Understanding dated October 1, 2007, among the Company, Valley View and Centaur (the "MOU").

Pursuant to an amendment agreement, the Company will permit Centaur and Valley View to suspend any payments to the Company otherwise required by the MOU and the related development agreement until September 30, 2010. If there is a sale or other disposition by Valley View and Centaur of all or substantially all of their economic interest in the project on or prior to September 30, 2010, the Company and Valley View have agreed (i) that the Company will accept a cash payment of $13.0 million to the Company in satisfaction of the obligations of Valley View to the Company under the MOU and development agreement, and (ii) upon such payment, the MOU and the development agreement will be terminated. If a disposition and payment do not occur on or prior to September 30, 2010, the obligations of Centaur and Valley View to make the payments to the Company required by the MOU and development agreement will be reinstated. In the fourth quarter of 2008, the Company recorded a $3.0 million impairment charge against the amounts the Company has spent in connection with the MOU and the fees the Company has earned under the development agreement. The decision was made following a downgrade in Centaur's credit rating by major rating agencies, which caused the Company to conclude that there is significant uncertainty that it will recover the carrying amounts of the accounts receivable and the original investment associated with this project.

Valley View has obtained a harness racing license for the proposed racetrack and has applied for a license to operate a casino, but has advised the Company of the prospect of the sale or other disposition of its economic interest in the Project.

During the fourth quarter of 2008, the Company determined that there was significant uncertainty about the likelihood that it would continue in its plans to acquire a site in West Chester, Pennsylvania for a future mixed use project. The Company recorded an impairment charge of $0.9 million related to this project, representing the costs incurred related to this project to date.

During the fourth quarter of 2008, the Company determined that the carrying value of an undeveloped land parcel adjacent to its Viewmont Mall exceeded its fair value based on the Company's estimate of discounted cash flows associated with this parcel. Consequently, the Company recorded an impairment loss of $0.2 million.

2008 ACQUISITIONS | In January 2008, the Company entered into an agreement under which it acquired a 0.1% general partnership interest and a 49.8% limited partnership interest in Bala Cynwyd Associates, L.P. ("BCA"), and an option to purchase the remaining partnership interests in BCA in two closings that are expected to occur in the first quarter of 2009 and the first or second quarter of 2010. BCA is the owner of One Cherry Hill Plaza, an office building located within the boundaries of the Company's Cherry Hill Mall in Cherry Hill, New Jersey. The Company acquired its interests in BCA for $4.0 million in cash paid at the first closing in February 2008. See note 11 for further discussion. The Company has consolidated BCA for financial reporting purposes.

In July 2008, the Company acquired a parcel in Lancaster, Pennsylvania for $8.0 million plus customary closing costs for future development.

2007 ACQUISITIONS | In August 2007, the Company purchased a land parcel in Monroe Township, Pennsylvania for $5.5 million. This property, which the Company named Monroe Marketplace, is currently operating with further development activity.

In August 2007, the Company purchased Plymouth Commons, an office building adjacent to Plymouth Meeting Mall, for $9.2 million.

2006 ACQUISITIONS | In February 2006, the Company acquired land parcels in Gainesville, Florida for approximately $21.5 million, including closing costs. The acquired parcels are collectively known as "Springhills." See note 12.

In separate transactions from June 2006 to October 2006, the Company acquired the former Strawbridge's department store buildings at Cherry Hill Mall, Willow Grove Park and The Gallery at Market East from Federated Department Stores, Inc. (now named Macy's, Inc.) following its merger with The May Department Stores Company for an aggregate purchase price of $58.0 million.

In connection with the merger (the "Merger") with Crown American Realty Trust ("Crown") in 2003, Crown's former operating partnership retained an 11% interest in the capital and 1% interest in the profits of two partnerships that owned or ground leased 12 shopping malls. The retained interests were subject to a put-call arrangement between Crown's former operating partnership and the Company. Pursuant to this arrangement, the Company had the right to require Crown's former operating partnership to contribute the retained interest to the Company following the 36th month after the closing of the Merger (i.e., after November 20, 2006) in exchange for 341,297 additional OP Units. The Company acquired these interests in December 2006. The value of the exchanged OP Units at closing was $13.4 million. Mark E. Pasquerilla, who was elected a trustee of the Company following the Merger, and his affiliates had an interest in Crown's former operating partnership.

2007 DISPOSITIONS | In March 2007, the Company sold Schuylkill Mall in Frackville, Pennsylvania for $17.6 million. The Company recorded a gain of $6.7 million on the sale. In connection with the sale, the Company repaid the mortgage note associated with Schuylkill Mall, with a balance of $16.5 million at closing.

In May 2007, the Company sold an outparcel and related land improvements containing an operating restaurant at New River Valley Mall in Christiansburg, Virginia for $1.6 million. The Company recorded a $0.6 million gain on the sale.

In May 2007, the Company sold an outparcel and related land improvements at Plaza at Magnolia in Florence, South Carolina for $11.3 million. The Company recorded a $1.5 million gain on the sale.

In August 2007, the Company sold undeveloped land adjacent to Wiregrass Commons in Dothan, Alabama for $2.1 million. The Company recorded a $0.3 million gain on this sale.

In December 2007, the Company sold undeveloped land in Monroe Township, Pennsylvania for $0.8 million to Target Corporation. There was no gain or loss recorded on the sale.

2006 DISPOSITIONS | In transactions that closed between June 2006 and December 2006, the Company sold a total of four parcels at Plaza at Magnolia in Florence, South Carolina for an aggregate sale price of $7.9 million and recorded an aggregate gain of $0.5 million.

In September 2006, the Company sold South Blanding Village, a strip center in Jacksonville, Florida, for $7.5 million. The Company recorded a gain of $1.4 million on the sale.

In December 2006, the Company sold a parcel at Voorhees Town Center in Voorhees, New Jersey to a residential real estate developer for $5.4 million. The parcel was subdivided from the retail property. The Company recorded a gain of $4.7 million on the sale of this parcel.

DISCONTINUED OPERATIONS | The Company has presented as discontinued operations the operating results of Schuylkill Mall, South Blanding Village and Festival at Exton.

The following table summarizes revenue and expense information for the Company's discontinued operations (there were no discontinued operations in 2008):

	For the Year Ended December 31,	
(in thousands of dollars)	2007	2006
Real estate revenue	$ 1,073	$ 6,334
Expenses:		
Property operating expenses	(852)	(3,597)
Depreciation and amortization	(215)	(3,871)
Interest expense	(136)	(1,067)
Total expenses	**(1,203)**	**(8,535)**
Operating results from discontinued operations	(130)	(2,201)
Gains on sales of discontinued operations	6,699	1,414
Minority interest in discontinued operations	(691)	79
Income (loss) from discontinued operations	**$ 5,878**	**$ (708)**

DEVELOPMENT ACTIVITIES | As of December 31, 2008 and 2007, the Company had capitalized $421.2 million and $298.7 million, respectively, related to construction and development activities. Of the balance at December 31, 2008, $1.6 million is included in deferred costs and other assets in the accompanying consolidated balance sheets, $411.5 million is included in construction in progress, $2.6 million is included in investments in partnerships, at equity and $5.5 million is included in land held for development. The Company had $800,000 of deposits on land purchase contracts at December 31, 2008, of which $750,000 was refundable.

3. Investments in Partnerships

The following table presents summarized financial information of the equity investments in the Company's unconsolidated partnerships as of December 31, 2008 and 2007:

(in thousands of dollars)	As of December 31, 2008	2007
Assets:		
Investments in real estate, at cost:		
Retail properties	$ 390,341	$ 386,050
Construction in progress	4,402	4,632
Total investments in real estate	**394,743**	**390,682**
Accumulated depreciation	(102,804)	(87,961)
Net investments in real estate	**291,939**	**302,721**
Cash and cash equivalents	5,887	10,604
Deferred costs and other assets, net	22,848	25,608
Total assets	**320,674**	**338,933**
Liabilities and partners' equity (deficit):		
Mortgage notes payable	370,206	378,317
Other liabilities	18,308	27,668
Total liabilities	**388,514**	**405,985**
Net deficit	(67,840)	(67,052)
Partners' share	(33,659)	(33,025)
Company's share	(34,181)	(34,027)
Excess investment[1]	16,143	15,151
Advances	5,414	6,134
Net investments and advances	**$ (12,624)**	**$ (12,742)**
Investment in partnerships, at equity	$ 36,164	$ 36,424
Distributions in excess of partnership investments	(48,788)	(49,166)
Net investments and advances	**$ (12,624)**	**$ (12,742)**

(1) Excess investment represents the unamortized difference between the Company's investment and the Company's share of the equity in the underlying net investment in the partnerships. The excess investment is amortized over the life of the properties, and the amortization is included in "Equity in income of partnerships."

The Company records distributions from its equity investments up to an amount equal to the equity in income of partnerships as cash from operating activities. Amounts in excess of the Company's share of the income in the equity investments are treated as a return of partnership capital and recorded as cash from investing activities.

Mortgage notes payable, which are secured by eight of the partnership properties (including one property in development), are due in installments over various terms extending to the year 2018, with interest rates ranging from 1.76% to 8.02% and a weighted-average interest rate of 4.28% at December 31, 2008. The liability under each mortgage note is limited to the partnership that owns the particular property. The Company's proportionate share, based on its respective partnership interest, of principal payments due in the next five years and thereafter is as follows:

(in thousands of dollars) For the Year Ended December 31,	Company's Proportionate Share: Principal Amortization	Balloon Payments	Total	Property Total
2009	$ 1,820	$ 123,575	$ 125,395	$ 250,855
2010	1,750	1,412	3,162	6,387
2011	1,259	44,788	46,047	92,158
2012	246	3,708	3,954	9,795
2013	1,358	4,148	5,506	11,011
	$ 6,433	**$ 177,631**	**$ 184,064**	**$ 370,206**

The following table summarizes the Company's share of equity in income of partnerships for the years ended December 31, 2008, 2007 and 2006:

(in thousands of dollars)	For the Year Ended December 31, 2008	2007	2006
Real estate revenue	$ 75,168	$ 70,116	$ 67,356
Expenses:			
Property operating expenses	(23,112)	(22,095)	(19,666)
Interest expense	(21,226)	(24,472)	(22,427)
Depreciation and amortization	(16,458)	(13,763)	(13,537)
Total expenses	(60,796)	(60,330)	(55,630)
Net income	14,372	9,786	11,726
Less: Partners' share	(7,154)	(4,893)	(5,863)
Company's share	7,218	4,893	5,863
Amortization of excess investment	(165)	(256)	(268)
Equity in income of partnerships	**$ 7,053**	**$ 4,637**	**$ 5,595**

MORTGAGE ACTIVITY | In November 2005, the unconsolidated partnership that owns Springfield Mall in Springfield, Pennsylvania entered into a $76.5 million mortgage loan that is secured by Springfield Mall. The Company owns an indirect 50% ownership interest in this entity. The mortgage loan had an initial term of two years, during which interest only payments were required. The loan bears interest at an annual rate equal to, at the election of the Company, LIBOR plus 1.10% or LIBOR plus 1.275% basis points while the former Strawbridge's anchor space is vacant, or at a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%. There are three separate one-year extension options, provided that there is no event of default and provided that certain other conditions are met, as required under the loan agreement. In November 2007, the partnership that owns the mall exercised the first extension option, and in November 2008, the partnership exercised the second extension option and made a principal payment of $4.2 million.

In October 2008, the unconsolidated partnership that owns Whitehall Mall in Allentown, Pennsylvania entered into a new $12.4 million, 10 year mortgage with a fixed interest rate of 7.0% to replace the prior mortgage on the property. The Company's interest in the unconsolidated partnership is 50%.

In July 2006, the unconsolidated partnership that owns Lehigh Valley Mall in Whitehall, Pennsylvania entered into a $150.0 million mortgage loan that is secured by Lehigh Valley Mall. The Company owns an indirect 50% ownership interest in this entity. The mortgage loan had an initial term of 12 months, during which monthly payments of interest only were required. The loan bears interest at the one month LIBOR rate, reset monthly, plus a spread of 0.56%. There are three separate one-year extension options, provided that there is no event of default, that the borrower buys an interest rate cap for the term of any applicable extension and provided that certain other conditions are met, as required under the loan agreement. In August 2007 and June 2008, the partnership that owns the mall exercised the first and second one-year extension options, respectively.

4. Financing Activity

GENERAL | In September 2008, the Company entered into a senior unsecured Term Loan Agreement (the "Term Loan") under which it borrowed $170.0 million. Also in September 2008, the Company closed agreements for an aggregate of $286.3 million through four separate loan transactions, each of which is secured by a mortgage on an operating retail property owned by the Company. The Company used the proceeds of these four mortgage loans, the Term Loan borrowing and a borrowing under its Credit Facility to repay the Company's $400.9 million, 15 property real estate mortgage investment conduit (the "REMIC") in full. In connection with this repayment, the 15 malls were released from the liens under the REMIC, and, as described below, four of these malls were used to secure new mortgage financings. The Company assumed the REMIC in connection with its 2003 merger with Crown American Realty Trust.

EXCHANGEABLE NOTES | In May 2007, the Company, through its Operating Partnership, completed the sale of $287.5 million aggregate principal amount of exchangeable notes due 2012 ("Exchangeable Notes"). The net proceeds from the offering of $281.0 million were used for the repayment of indebtedness under the Company's Credit Facility, the cost of the capped call transactions related to the issuance of the Exchangeable Notes, and for other general corporate purposes. The Exchangeable Notes are general unsecured senior obligations of the Operating Partnership and rank equally in right of payment with all other senior unsecured indebtedness of the Operating Partnership. Interest payments are due on June 1 and December 1 of each year, and began on December 1, 2007, and will continue until the maturity date of June 1, 2012. The Operating Partnership's obligations under the Exchangeable Notes are fully and unconditionally guaranteed by the Company.

The Exchangeable Notes bear interest at 4.00% per annum and contain an exchange settlement feature. Pursuant to this feature, upon surrender of the Exchangeable Notes for exchange, the Exchangeable Notes will be exchangeable for cash equal to the principal amount of the Exchangeable Notes and, with respect to any excess exchange value above the principal amount of the Exchangeable Notes, at the Company's option, for cash, common shares of the Company or a combination of cash and common shares at an initial exchange rate of 18.303 shares per $1,000 principal amount of Exchangeable Notes, or $54.64 per share. The Exchangeable Notes will be exchangeable only under certain circumstances. Prior to maturity, the Operating Partnership may not redeem the Exchangeable Notes except to preserve the Company's status as a real estate investment trust. If the Company undergoes certain change of control transactions at any time prior to maturity, holders of the Exchangeable Notes may require the Operating Partnership to repurchase their Exchangeable Notes in whole or in part for cash equal to 100% of the principal amount of the Exchangeable Notes to be repurchased plus unpaid interest, if any, accrued to the repurchase date, and there is a mechanism for holders to receive any excess exchange value. The Indenture for the Exchangeable Notes does not contain any financial covenants.

In connection with the offering of the Exchangeable Notes, the Company and the Operating Partnership entered into capped call transactions with affiliates of the initial purchasers of the Exchangeable Notes. These agreements effectively increase the exchange price of the Exchangeable Notes to $63.74 per share. The cost of these agreements of $12.6 million was recorded in the shareholders' equity section of the Company's consolidated balance sheet.

In December 2008, the Company repurchased $46.0 million in aggregate principal amount of its Exchangeable Notes in privately-negotiated transactions for an aggregate purchase price of $15.9 million, which resulted in a gain on extinguishment of debt of $29.3 million. The Company terminated an equivalent notional amount of the related capped calls. In connection with the repurchases, the Company retired approximately $0.8 million of deferred financing costs. As of December 31, 2008, $241.5 million in aggregate principal amount of the Exchangeable Notes remained outstanding. In January 2009, the Company repurchased an additional $2.1 million in aggregate principal amount of its Exchangeable Notes for $0.7 million, resulting in a gain on extinguishment of debt of $1.4 million.

SENIOR UNSECURED TERM LOAN | In September 2008, the Company borrowed an aggregate of $170.0 million under its Term Loan with a stated interest rate of 2.50% above LIBOR. Also in September 2008, the Company swapped the floating interest rate on $130.0 million of the Term Loan balance to a fixed rate of 5.33%, effective October 1, 2008. In October 2008, the Company swapped the floating interest rate on the remaining $40.0 million of the Term Loan balance to a fixed rate of 5.15%. The Company may increase the outstanding amount of the Term Loan, subject to certain conditions and to the participation of additional lenders, on one additional occasion before the initial maturity date of March 20, 2010. The Company may extend the maturity date of the Term Loan, subject to certain conditions, on one occasion for a period of one year. If the Company exercises this right, it would pay an extension fee of 0.25% of the then outstanding principal. The weighted average effective interest rate based on amounts borrowed was 5.72%. The weighted average interest rate on amounts outstanding at December 31, 2008 was 5.29%.

Interest under the Term Loan is payable monthly in arrears, and no principal payment is due until the end of the term. The Term Loan contains lender yield protection provisions. The Company may not prepay the loan during the first twelve months of the term, but may prepay all or a portion of the Term Loan beginning in the thirteenth month, subject to a prepayment fee. The Company and certain of its subsidiaries are guarantors of the obligations arising under the Term Loan.

The Term Loan contains customary representations and affirmative and negative covenants, including compliance with certain financial covenants that are materially the same as those contained in the Company's Credit Facility. As of December 31, 2008, the Company was in compliance with all of these covenants.

MORTGAGES | Mortgage notes payable, which are secured by 24 of the Company's consolidated properties, are due in installments over various terms extending to the year 2017 with contract interest rates ranging from 4.95% to 7.61% and a weighted average interest rate of 5.78% at December 31, 2008. Principal payments are due as follows:

(in thousands of dollars) For the Year Ended December 31,	Principal Amortization	Balloon Payments	Total
2009	$ 17,053	$ 58,009	$ 75,062
2010	18,649	19,448	38,097
2011	19,795	99,000	118,795
2012	18,214	359,638	377,852
2013	12,712	402,722	415,434
2014 and thereafter	24,180	706,850	731,030
	$ 110,603	**$ 1,645,667**	**$ 1,756,270**
Debt Premium			4,026
			$ 1,760,296

The Company determined that the fair value of the mortgage notes payable was approximately $1,681.7 million at December 31, 2008, based on year-end interest rates and market conditions. The mortgage notes payable contain affirmative and negative covenants customarily found in notes of this kind. As of December 31, 2008, the Company was in compliance with all of these covenants.

MORTGAGE ACTIVITY | The following table presents the mortgage loans that the Company entered into during the years ended December 31, 2008, 2007 and 2006:

(in millions of dollars) Financing Date	Property	Amount Financed or Extended	Stated Rate	Swapped Rate	Maturity
2006 Activity:					
February	Valley Mall	$ 90.0	5.49 % fixed	n/a	February 2016
March	Woodland Mall(1)	156.5	5.58 % fixed	n/a	April 2016
2007 Activity:					
May	The Mall at Prince Georges(2)	150.0	5.51% fixed	n/a	June 2017
2008 Activity:					
January	Cherry Hill Mall(3)(4)	55.0	5.51% fixed	n/a	October 2012
February	One Cherry Hill Plaza(2)(5)	8.0	LIBOR plus 1.30%	n/a	August 2009
May	Creekview Center(6)	20.0	LIBOR plus 2.15%	5.56%	June 2010
June	Christiana Center(2)(7)	45.0	LIBOR plus 1.85%	5.87%	June 2011
July	Paxton Towne Centre(2)(7)	54.0	LIBOR plus 2.00%	5.84%	July 2011
September	Patrick Henry Mall(8)	97.0	6.34% fixed	n/a	October 2015
September	Jacksonville Mall(2)(9)(10)	56.3	LIBOR plus 2.10%	5.83%	September 2013
September	Logan Valley Mall(2)(10)(11)	68.0	LIBOR plus 2.10%	5.79%	September 2013
September	Wyoming Valley Mall(2)(10)(12)	65.0	LIBOR plus 2.25%	5.85%	September 2013
November	Francis Scott Key Mall(2)	55.0	LIBOR plus 2.35%	5.25%	December 2013
November	Viewmont Mall(2)	48.0	LIBOR plus 2.35%	5.25%	December 2013
December	Exton Square Mall(13)	70.0	7.50% fixed	n/a	January 2014

(1) *Interest only for the first three years then amortization based on a 30-year amortization schedule.*
(2) *Interest only.*
(3) *Supplemental financing with a maturity date that coincides with the existing first mortgage.*
(4) *First 24 payments are interest only followed by principal and interest payments based on a 360-month amortization schedule.*
(5) *Entered into this mortgage as a result of the acquisition of Bala Cynwyd Associates, L.P. ("BCA"). Mortgage has two one-year extension options.*
(6) *Mortgage has a term of two years and three one-year extension options.*
(7) *Mortgage has a term of three years and two one-year extension options.*
(8) *Payments based on 25 year amortization schedule, with balloon payment in October 2015.*
(9) *On one occasion prior to March 9, 2010, the Company may request an increase in the principal amount of the loan of up to $3.7 million, or a total of $60.0 million principal in total, subject to satisfaction of a financial condition.*
(10) *Mortgage has a term of five years and two one-year extension options.*
(11) *The loan bears interest at an annual rate equal to, at the election of the borrower, LIBOR plus 2.10%, or a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%, plus a margin of 0.50%.*
(12) *The loan bears interest at an annual rate equal to, at the election of the borrower, LIBOR plus 2.25%, or a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%, plus a margin of 0.50%.*
(13) *Payments based on 30 year amortization schedule, with balloon payment in January 2014.*

In July 2008, the Company repaid a $12.7 million mortgage loan on Crossroads Mall in Beckley, West Virginia, using funds from its Credit Facility and available working capital.

In December 2008, the Company repaid a $93.0 million mortgage loan on Exton Square Mall in Exton, Pennsylvania using $70.0 million from a new mortgage on the property, the Company's Credit Facility and available working capital.

In January 2009, the Company repaid a $15.7 million mortgage loan on Palmer Park Mall in Easton, Pennsylvania using funds from its Credit Facility.

CREDIT FACILITY | The amounts borrowed under the Company's $500.0 million Credit Facility bear interest at a rate between 0.95% and 2.00% per annum over LIBOR based on leverage. In determining leverage, the capitalization rate used to calculate Gross Asset Value is 7.50%. In the determination of the Company's Gross Asset Value, when the Company completes the redevelopment or development of a property and it is Placed in Service, the amount of Construction in Progress of such property included in Gross Asset Value is gradually reduced over a four quarter period. The availability of funds under the Credit Facility is subject to compliance with financial and other covenants and agreements. In October 2008, the Company exercised an option to extend the term of the Credit Facility to March 2010.

As of December 31, 2008 and 2007, $400.0 million and $330.0 million, respectively, were outstanding under the Credit Facility. The Company pledged $6.4 million under the Credit Facility as collateral for letters of credit, and the unused portion of the Credit Facility that was available to the Company was $93.6 million at December 31, 2008. The weighted average effective interest rate based on amounts borrowed was 4.63%, 6.34% and 6.50% for the years ended December 31, 2008, 2007, and 2006, respectively. The weighted average interest rate on outstanding Credit Facility borrowings at December 31, 2008 was 2.87%.

As amended, the Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that the Company maintain, on a consolidated basis (all capitalized terms used in this paragraph have the meanings ascribed to such terms in the Credit Agreement): (1) a minimum Tangible Net Worth of not less than 75% of the Tangible Net Worth of the Company on December 31, 2007 plus 75% of the Net Proceeds of all Equity Issuances effected at any time after December 31, 2007; (2) a maximum ratio of Total Liabilities to Gross Asset Value of 0.65:1, provided that such ratio may exceed 0.65:1 for one period of two consecutive fiscal quarters but may not exceed 0.70:1; (3) a minimum ratio of EBITDA to Indebtedness of 0.0975:1, provided that such ratio may be less than 0.0975:1 for one period of two consecutive fiscal quarters but may not be less than 0.0925:1; (4) a minimum ratio of Adjusted EBITDA to Fixed Charges of 1.40:1 for periods ending on or before December 31, 2008, after which time the ratio is 1.50:1; (5) maximum Investments in unimproved real estate and predevelopment costs not in excess of 5.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries and Unconsolidated Affiliates not in excess of 5.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company or any other Subsidiary not in excess of 5.0% of Gross Asset Value; (8) maximum Investments in Subsidiaries that are not Wholly-Owned Subsidiaries and Investments in Unconsolidated Affiliates not in excess of 20.0% of Gross Asset Value; (9) maximum Investments subject to the limitations in the preceding clauses (5) through (7) not in excess of 10.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) a maximum Total Budgeted Cost Until Stabilization for all properties under development not in excess of 20.0% of Gross Asset Value at any time on or before June 30, 2009, and 15.0% of Gross Asset Value at any time after June 30, 2009; (12) a maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates; (13) a maximum ratio of Secured Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates to Gross Asset Value of 0.60:1; and (14) a maximum ratio of recourse Secured Indebtedness of the Borrower or Guarantors to Gross Asset Value of 0.25:1. As of December 31, 2008, the Company was in compliance with all of these debt covenants.

5. Derivatives

Currently, the Company uses interest rate swaps to manage its interest rate risk. The valuation of these instruments is determined using widely accepted valuation techniques, including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs.

To comply with the provisions of SFAS No. 157, the Company incorporates credit valuation adjustments to appropriately reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements.

Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads, to evaluate the likelihood of default by itself and its counterparties. However, as of December 31, 2008, the Company has assessed the significance of the effect of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

FORWARD STARTING INTEREST RATE SWAPS | In 2008, the Company cash settled all of its forward-starting interest rate swaps with an aggregate notional amount of $400.0 million. The Company paid an aggregate of $16.5 million in cash to settle these swaps. The swaps were settled in anticipation of the Company's issuance of long term debt. Accumulated other comprehensive loss as of December 31, 2008 includes a net loss of $14.4 million relating to forward-starting swaps that the Company has cash settled that are being amortized over 10 year periods commencing on the closing dates of the debt instruments that are associated with these settled swaps.

During the second quarter of 2008, the Company revised its estimates regarding the expected terms of its anticipated issuances of long term debt. This change in estimates resulted in hedge ineffectiveness for a portion of the forward starting swaps that were outstanding on the date that the estimates changed. In 2008, the Company recorded a gain due to hedge ineffectiveness of $46,000 and a net loss of $358,000 due to hedge ineffectiveness. Also, for several of these swaps, the result of this change in estimates was that the swaps were no longer designated as cash flow hedges since they no longer met the requirements for hedge accounting. The Company recorded a net gain of $2.4 million in 2008 in connection with these swaps. The net gain represents the change in the fair market value of the swaps from the date of de-designation to the date when the swaps were either settled or redesignated. The swap net gain and the net hedge ineffectiveness gain/ loss are recorded in interest expense in the accompanying statements of income.

INTEREST RATE SWAPS | As of December 31, 2008, the Company had entered into 12 interest rate swap agreements that have a weighted average rate of 3.31% on a notional amount of $581.3 million maturing on various dates through November 2013.

The Company entered into these interest rate swap agreements in order to hedge the interest payments associated with the Company's 2008 issuances of floating rate long-term debt. The Company assessed the effectiveness of these swaps as hedges at inception and on December 31, 2008, and considered these swaps to be highly effective cash flow hedges. The Company's interest rate swaps are net settled monthly.

As of December 31, 2008, the aggregate estimated unrealized net loss attributed to these interest rate swaps was $29.2 million. The carrying amount of the derivative assets is reflected in deferred costs and other assets, the associated liabilities are reflected in accrued expenses and other liabilities and the net unrealized gain is reflected in accumulated other comprehensive loss in the accompanying balance sheets.

The following table summarizes the terms and fair values of the Company's interest rate swap derivative instruments at December 31, 2008. The notional amounts at December 31, 2008 provide an indication of the extent of the Company's involvement in these instruments at that time, but do not represent exposure to credit, interest rate or market risks.

Notional Value	Fair Value at December 31, 2008	Interest Rate	Maturity Date
$ 20.0 million	$ (0.7) million	3.41%	June 1, 2010
45.0 million	(2.8) million	4.02%	June 19, 2011
54.0 million	(3.3) million	3.84%	July 25, 2011
25.0 million	(0.6) million	2.86%	March 20, 2010
75.0 million	(1.7) million	2.83%	March 20, 2010
30.0 million	(0.7) million	2.79%	March 20, 2010
65.0 million	(4.7) million	3.60%	September 9, 2013
68.0 million	(5.2) million	3.69%	September 9, 2013
56.3 million	(4.4) million	3.73%	September 9, 2013
40.0 million	(0.8) million	2.65%	March 22, 2010
55.0 million	(2.3) million	2.90%	November 29, 2013
48.0 million	(2.0) million	2.90%	November 29, 2013
$ 581.3 million	**$ (29.2) million**		

6. Preferred Share Redemption

On July 31, 2007, the Company redeemed all of its 11% non-convertible senior preferred shares for $129.9 million, or $52.50 per preferred share, plus accrued and unpaid dividends to the redemption date of $1.9 million. The preferred shares were issued in November 2003 in connection with the Merger with Crown, and were initially recorded at $57.90 per preferred share, the fair value based on the market value of the corresponding Crown preferred shares as of May 13, 2003, the date on which the financial terms of the Merger were substantially complete. In order to finance the redemption, the Company borrowed $131.8 million under its Credit Facility. As a result of the redemption, the $13.3 million excess of the carrying amount of the preferred shares, net of expenses, over the redemption price is included in "Income Available to Common Shareholders" in the year ended December 31, 2007.

7. Benefit Plans

The Company maintains a 401(k) Plan (the "Plan") in which substantially all of its employees are eligible to participate. The Plan permits eligible participants, as defined in the Plan agreement, to defer up to 15% of their compensation, and the Company, at its discretion, may match a specified percentage of the employees' contributions. The Company's and its employees' contributions are fully vested, as defined in the Plan agreement. The Company's contributions to the Plan were $1.0 million for each of the years ended December 31, 2008, 2007 and 2006.

The Company also maintains Supplemental Retirement Plans (the "Supplemental Plans") covering certain senior management employees. Expenses recorded by the Company under the provisions of the Supplemental Plans were $0.6 million, $0.6 million and $0.5 million for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company also maintains share purchase plans through which the Company's employees may purchase shares of beneficial interest at a 15% discount to the fair market value (as defined therein). In the years ended December 31, 2008, 2007, and 2006, approximately 45,000, 20,000 and 17,000 shares, respectively, were purchased for total consideration of $0.7 million for the year ended December 31, 2008 and $0.6 million for each of the years ended December 31, 2007, and 2006. The Company recorded an expense of $0.1 million, $0.2 million and $0.2 million in the years ended December 31, 2008, 2007 and 2006, respectively, related to the share purchase plans.

8. Common Share Repurchase Program

In December 2007, the Company's Board of Trustees authorized a program to repurchase up to $100.0 million of the Company's common shares through solicited or unsolicited transactions in the open market or in privately negotiated or other transactions from January 1, 2008 until December 31, 2009, subject to the Company's authority to terminate the program earlier. Previously, in October 2005, the Company's Board of Trustees had authorized a program to repurchase up to $100.0 million of the Company's common shares. That program expired by its terms on December 31, 2007. The Company may fund repurchases under the program from any source deemed appropriate at the time of a repurchase. The Company is not required to repurchase any shares under the program. The dollar amount of shares that may be repurchased or the timing of such transactions is dependent on the prevailing price of the Company's common shares and market conditions, among other factors. The program will be in effect until the end of 2009, subject to the authority of the Company's Board of Trustees to terminate the program earlier. Repurchased shares are treated as authorized but unissued shares. In accordance with Accounting Principles Board Opinion No. 6, "Status of Accounting Research Bulletins," the Company accounts for the purchase price of the shares repurchased as a reduction of shareholder's equity and allocates the purchase price between retained earnings, shares of beneficial interest and capital contributed in excess of par as required. The Company did not repurchase any shares in 2008 or 2006. In 2007, the Company repurchased 152,500 shares at an average price of $35.67, or an aggregate purchase price of $5.4 million.

9. Share Based Compensation

As of December 31, 2008, there were two share based compensation plans under which the Company continues to make awards: its 2003 Equity Incentive Plan and its 2008 Restricted Share Plan for Non-Employee Trustees, which was approved in 2007. Previously, the Company maintained five other plans pursuant to which it granted awards of restricted shares or options. Certain restricted shares and certain options granted under these previous plans remain subject to restrictions or outstanding and exercisable, respectively. In addition, the Company previously maintained a plan pursuant to which it granted options to its non-employee trustees.

The Company follows the expense recognition provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" ("SFAS No. 123(R)"). SFAS No. 123(R) requires all share based payments to employees to be valued at their fair value on the date of grant, and to be expensed over the applicable vesting period.

SHARE BASED COMPENSATION PLANS | For the years ended December 31, 2008, 2007 and 2006, the Company recorded aggregate compensation expense for share based awards of $9.4 million, $8.0 million and $7.4 million, respectively, in connection with the equity programs described below. There was no income tax benefit recognized in the income statement for share based compensation arrangements. The Company capitalized compensation costs related to share based awards of $0.4 million in both 2008 and 2007.

2003 EQUITY INCENTIVE PLAN | Subject to any future adjustments for share splits and similar events, the total remaining number of common shares that may be issued under the Company's 2003 Equity Incentive Plan (pursuant to options, restricted shares or otherwise) was 1,499,880 as of December 31, 2008. The share based awards described below in this section were all made under the 2003 Equity Incentive Plan.

RESTRICTED SHARES | In 2008, 2007 and 2006, the Company made grants of restricted shares subject to time based vesting. In addition, in 2005, the Company made grants of restricted shares that were subject to market based vesting. The aggregate fair value of the restricted shares that the Company granted to its employees in 2008, 2007 and 2006 was $5.0 million, $6.0 million, and $4.9 million, respectively. As of December 31, 2008, there was $9.9 million of total unrecognized compensation cost related to unvested share based compensation arrangements granted under the 2003 Equity Incentive Plan. The cost is expected to be recognized over a weighted average period of 1.1 years. The total fair value of shares vested during the years ended December 31, 2008, 2007, and 2006 was $4.4 million, $4.0 million, and $4.8 million, respectively.

The Company will record future compensation expense in connection with the vesting of existing time based and market based restricted share awards as follows:

(in thousands of dollars) Year ended December 31,	Future Compensation Expense
2009	$ 4,495
2010	3,002
2011	2,158
2012	288
Total	**$ 9,943**

A summary of the status of the Company's unvested restricted shares as of December 31, 2008 and changes during the year ended December 31, 2008 is presented below:

	Shares	Weighted Average Grant Date Fair Value
Unvested at January 1, 2008	477,413	$ 37.18
Shares granted	204,285	25.75
Shares vested	(119,448)	39.87
Shares forfeited	(29,320)	31.99
Unvested at December 31, 2008	**532,930**	**$ 35.62**

RESTRICTED SHARES SUBJECT TO MARKET BASED VESTING | In 2003, 2004, and 2005, the Company granted restricted shares that were subject to market based vesting. The restricted shares subject to market based vesting vest in equal installments over a five-year period if specified total return to shareholders (as defined in the grant) goals established at the time of the grant are met in each year. If the goal is not met in any year, the awards provide for excess amounts of total return to shareholders in a prior or subsequent year to be carried forward or carried back to the year in which the goals were not met. Unvested market based restricted shares remain outstanding and vest in accordance with the applicable award agreement upon the death or disability of the executive, or are forfeited if an executive's employment is terminated for any reason other than by death, disability, by PREIT without cause or by the officer for good reason. Vesting is accelerated upon a change in control of the Company. The annual total return to shareholders goal for the market based restricted shares awarded in 2005 was set at the greater of (i) 110% of the total return to shareholders of a specified index of real estate investment trusts for each of the five years or (ii) the dividends paid by the Company during the year, expressed as a percentage of the market value of a share, as of the beginning of the year, plus 1%. No market based restricted shares vested in 2006, 2007 or 2008 since the Company's total return to shareholders was less than the annual total return to shareholders goal for the awards. Because the vesting of the market based restricted shares granted in 2004 depended upon the achievement of certain total return to shareholders goals by December 31, 2008, and because the Company did not meet this objective by that date, 53,969 of the shares granted in 2004 have been forfeited. However, as of December 31, 2008, these shares had not yet been characterized in "shares forfeited" in the table above pending a formal determination by the compensation committee of the Board of Trustees of the Company in accordance with the terms of the 2003 Equity Incentive Plan, which typically occurs early in the following year. As such, the 53,969 shares that will be forfeited as of December 31, 2008 following the formal action of the compensation committee of the Board of Trustees are not categorized in "shares forfeited" in the table above. Because the vesting of the market based restricted shares granted in 2003 depended upon the achievement of certain total return to shareholders goals by December 31, 2007, and because the Company did not meet this objective by that date, 16,831 of the shares granted in 2003 have been forfeited. The Company granted a total of 67,147 restricted shares subject to market based vesting in 2005. However, as described above, recipients of shares subject to market based vesting only earn these common shares if specified total return to shareholders goals are met, and to date, none of the shares granted have been earned. Recipients are entitled to receive an amount equal to the dividends on the shares prior to vesting. The grant date fair value of these awards was determined using a Monte

Carlo simulation probabilistic valuation model and was $29.00 for 2005. For purposes of the simulation, the Company assumed an expected quarterly total return to shareholders of a specified index of real estate investment trusts of 2.2%, a standard deviation of 6.4%, and a 0.92 correlation of the Company's total return to shareholders to that of the specified index of real estate investment trusts for the 2005 awards. Compensation cost relating to these market based vesting awards is recorded ratably over the five-year period. The Company recorded $0.6 million, $1.1 million, and $0.5 million of compensation expense related to market based restricted shares for the years ended December 31, 2008, 2007 and 2006, respectively.

RESTRICTED SHARES SUBJECT TO TIME BASED VESTING | The Company makes grants of restricted shares subject to time based vesting. The awarded shares generally vest over periods of up to five years (four years for grants made in 2008), typically in equal annual installments, as long as the recipient is an employee of the Company on the vesting date. For senior executive officers with employment agreements, the shares generally vest immediately upon death or disability. Recipients are entitled to receive an amount equal to the dividends on the shares prior to vesting. The Company granted a total of 195,285, 132,430 and 117,025 restricted shares subject to time based vesting to its employees in 2008, 2007 and 2006, respectively. The weighted average grant date fair value of time based restricted shares, which were determined based on the average of the high and low sales price of a common share on the date of grant, was $25.74 per share in 2008, $45.11 per share in 2007 and $41.79 per share in 2006. Compensation cost relating to time based restricted shares awards is recorded ratably over the respective vesting periods. The Company recorded $5.1 million, $4.3 million and $3.9 million of compensation expense related to time based restricted shares for the years ended December 31, 2008, 2007 and 2006, respectively.

RESTRICTED SHARE UNIT PROGRAM | In February 2008, February 2007 and May 2006, the Company's Board of Trustees established the 2008-2010 RSU Program, the 2007-2009 RSU Program and the 2006-2008 RSU Program, respectively (the "RSU Programs"). Under the RSU Programs, the Company may make awards in the form of market based performance-contingent restricted share units, or RSUs. The RSUs represent the right to earn common shares in the future depending on the Company's performance in terms of total return to shareholders (as defined in the RSU Programs) for the three year periods ending December 31, 2010, 2009 and 2008 (each, a "Measurement Period") relative to the total return to shareholders for the applicable Measurement Period of companies comprising an index of real estate investment trusts (the "Index REITs"). If the Company's total return to shareholders performance is below the 25th percentile of the Index REITs, then no shares will be earned. If the Company's total return to shareholders over the applicable Measurement Period is above the 25th, 50th or 75th percentiles of the Index REITs, then a percentage of the awards ranging from 50% to 150% will be earned. Dividends are deemed credited to the RSU accounts and are applied to "acquire" more RSUs for the account of the participants at the 20-day average price per common share ending on the dividend payment date. If earned, awards will be paid in common shares in an amount equal to the applicable percentage of the number of RSUs in the participant's account at the end of the applicable Measurement Period. The aggregate fair value of the RSU awards in 2008, 2007 and 2006 was determined using a Monte Carlo simulation probabilistic valuation model and was $2.6 million ($21.68 per share), $3.4 million ($50.58 per share) and $1.9 million ($44.30 per share), respectively. For purposes of the 2008 simulation, the Company assumed volatility of 26.3%, which is calculated based on the volatility of the Company's share price over the last three years, a risk-free interest rate of 2.43%, which reflects the yield on a three-year Treasury bond, and a stock beta of 0.973 compared to the Dow Jones US Real Estate Index based on three years of historical price data. For the purpose of the 2007 simulation, the Company assumed volatility of 22.0%, which is calculated based on the volatility of the Company's share price over three prior years, a risk-free interest rate of 4.74%, which reflects the yield on a three-year Treasury bond, and a stock beta of 1.029 compared to the Dow Jones US Real Estate Index based on three years of historical price data. For the purpose of the 2006 simulation, the Company assumed volatility of 21.6%, which is calculated based on the volatility of the Company's share price over the three prior years, a risk-free interest rate of 4.80%, which reflects the yield on a three-year Treasury bond, and a stock beta of 0.955 compared to the Dow Jones US Real Estate Index based on three years of historical price data.

Compensation cost relating to these RSU awards is being expensed over the applicable three year vesting period. The Company granted a total of 122,113 RSUs in 2008, 67,430 RSUs in 2007, and 43,870 RSUs in 2006. However, as described above, recipients of RSU's only earn common shares if the Company's total return to shareholders for the applicable Measurement Period exceeds certain percentiles of the Index REITs, and as such, none of the RSUs were earned as of December 31, 2008. The Company recorded $2.6 million, $1.6 million and $0.5 million of compensation expense related to the RSU Programs for the years ended December 31, 2008, 2007 and 2006, respectively. The Company will record future compensation expense related to the existing awards under the RSU Programs as follows:

(in thousands of dollars) Year ended December 31,	Future Compensation Expense
2009	$ 2,156
2010	1,070
2011	125
Total	**$ 3,351**

OUTPERFORMANCE PROGRAM | In January 2005, the Company's Board of Trustees approved the 2005-2008 Outperformance Program ("OPP"), a performance-based incentive compensation program that was designed to pay a bonus (in the form of common shares) if the Company's total return to shareholders (as defined in the OPP) exceeded certain thresholds over a four year measurement period beginning on January 1, 2005. The grant date fair value of the OPP awards in 2005 was determined using a Monte Carlo simulation probabilistic valuation model and the aggregate value of $3.7 million was expensed over the four year vesting period. For purposes of the simulation, the Company assumed an expected quarterly total return to shareholders of a specified index of real estate investment trusts of 2.2%, a standard deviation of 6.2% and a 0.92 correlation of the Company's total return to shareholders to that of the specified index of real estate investment trusts. The Compensation Committee of the Company's Board of Trustees has determined that the Company's total return to shareholders for the measurement period of January 1, 2005 through December 31, 2008 did not exceed the thresholds set forth in the OPP, and thus no shares were awarded under the OPP.

The Company recorded $0.8 million, $0.8 million and $1.2 million of compensation expense related to the OPP for the years ended December 31, 2008, 2007 and 2006, respectively. During the year ended December 31, 2008, the Company determined that the fair value of the OPP was incorrectly recorded as accrued expenses and other liabilities, instead of as capital contributed in excess of par. Had the OPP activity been recorded correctly, it would have increased shareholders' equity and decreased total liabilities by $2.9 million, or 0.4% of total shareholders' equity as of December 31, 2007. The Company discovered and corrected this error in the current year. The Company correctly recorded compensation expense related to the OPP. Management has evaluated the impact of this item, and concluded that it is not material to the financial position of the Company as of December 31, 2007, or any prior period.

SERVICE AWARDS | In 2008, 2007 and 2006, the Company issued 1,275, 1,475, and 1,750 shares, respectively, without restrictions to non-officer employees as service awards. The aggregate fair value of the awards of $25,000, $60,000, and $70,000 in each of the years ended December 31, 2008, 2007 and 2006, respectively, was recorded as compensation expense.

EXECUTIVE SEPARATION | In 2006, the Company issued 6,736 shares in connection with an executive separation at a fair value of $41.67 per share. See note 11. In connection with this issuance, the Company recorded $0.3 million of compensation expense in the year ended December 31, 2006.

RESTRICTED SHARE PLAN FOR NON-EMPLOYEE TRUSTEES | The 2008 Restricted Share Plan for Non-Employee Trustees approved in 2007 provides for the granting of restricted share awards to non-employee trustees of the Company. In 2008, the Company made grants of restricted shares to non-employee trustees under the 2008 Restricted Share Plan. In 2007 and 2006, the Company made grants of restricted shares to non-employee trustees subject to time based vesting under a predecessor plan. The aggregate fair value of the restricted shares that the Company granted to its non-employee trustees in 2008, 2007 and 2006 was $0.2 million, $0.4 million and $0.3 million, respectively. The Company recorded $0.3 million, $0.4 million and $0.3 million of compensation expense related to time based vesting of non-employee trustee restricted share awards in 2008, 2007 and 2006, respectively. As of December 31, 2008, there was $0.3 million of total unrecognized compensation cost related to unvested restricted share grants to non-employee trustees. The cost is expected to be recognized over a weighted average period of 0.7 years. The total fair value of shares granted to non-employee trustees that vested was $0.4 million during each of the years ended December 31, 2008, 2007, and 2006. There were 51,000 shares available for grant to non-employee trustees at December 31, 2008. The Company will record future compensation expense in connection with the vesting of existing non-employee trustee restricted share awards as follows:

(in thousands of dollars) Year ended December 31,	Future Compensation Expense
2009	$ 216
2010	88
2011	6
Total	**$ 310**

OPTIONS OUTSTANDING | Options are typically granted with an exercise price equal to the fair market value of the underlying shares on the date of the grant. The options vest and are exercisable over periods determined by the Company, but in no event later than ten years from the grant date. The Company has six plans under which it has historically granted options. The Company has not granted any options to its employees since 2003, and, since that date, has only made option grants to non-employee trustees on the date they became trustees in accordance with an existing policy. Cash received from options exercised in 2008, 2007 and 2006 was $0.6 million, $5.0 million, and $1.3 million, respectively. The total intrinsic value of stock options exercised for the years ended December 31, 2008, 2007, and 2006, was $46,000, $1.9 million, and $1.1 million, respectively. The following table presents the changes in the number of options outstanding from January 1, 2006 through December 31, 2008:

	Weighted Average Exercise Price/Total	2003 Equity Incentive Plan	1999 Equity Incentive Plan	1998 Stock Option Plan	1997 Stock Option Plan	1990 Employees Plan	1990 Non-Employee Trustee Plan
Options outstanding at January 1, 2006	**$ 23.70**	**18,974**	**100,000**	**35,300**	**201,000**	**26,105**	**49,875**
Options exercised	$ 22.77	(4,889)	—	(7,250)	(11,000)	(25,605)	(8,875)
Options forfeited	—	—	—	—	—	—	—
Options outstanding at December 31, 2006	**$ 23.46**	**14,085**	**100,000**	**28,050**	**190,000**	**500**	**41,000**
Options exercised	$ 25.33	(1,792)	—	(2,500)	(190,000)	(500)	(3,000)
Options forfeited	—	—	—	—	—	—	—
Options outstanding at December 31, 2007	**$ 21.36**	**12,293**	**100,000**	**25,550**	**—**	**—**	**38,000**
Options exercised	$ 23.85	—	—	(25,550)	—	—	—
Options forfeited	24.50	—	—	—	—	—	(1,000)
Options outstanding at December 31, 2008[1]	**149,293**	**12,293**	**100,000**	**—**	**—**	**—**	**37,000**
Average exercise price per share	$ 20.91	$ 33.05	$ 17.84	$ —	$ —	$ —	$ 25.19
Aggregate exercise price[2]	$ 3,122	$ 406	$ 1,784	$ —	$ —	$ —	$ 932
Intrinsic value of options outstanding[2]	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Exercisable options outstanding at December 31, 2008[3]	148,043	11,043	100,000	—	—	—	37,000
Average exercise price per share	$ 20.77	$ 32.50	$ 17.84	$ —	$ —	$ —	$ 25.19
Aggregate exercise price[2]	$ 3,075	$ 359	$ 1,784	$ —	$ —	$ —	$ 932
Intrinsic value of options outstanding[2]	$ —	$ —	$ —	$ —	$ —	$ —	$ —

(1) As of December 31, 2008, an aggregate of exercisable and unexercisable options to purchase 149,293 shares of beneficial interest with a weighted average remaining contractual life of 2.5 years (weighted average exercise price of $20.91 per share and an aggregate price of $3.1 million) were outstanding.

(2) Amounts in thousands of dollars.

(3) As of December 31, 2008, an aggregate of exercisable options to purchase 148,043 shares of beneficial interest with a weighted average exercise price of $20.77 per share and an aggregate exercise price of $3.1 million were outstanding.

The following table summarizes information relating to all options outstanding as of December 31, 2008:

	Options Outstanding as of December 31, 2008		Options Exercisable as of December 31, 2008		
Range of Exercise Prices (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Number of Shares	Weighted Average Exercise Price (Per Share)	Weighted Average Remaining Life (years)
$13.00-$18.99	108,503	$ 17.75	108,503	$ 17.75	1.8
$19.00-$28.99	20,790	$ 23.28	20,790	$ 23.28	2.7
$29.00-$38.99	20,000	$ 35.62	18,750	$ 35.46	5.5

No options were granted in 2008, 2007 or 2006.

10. Leases

AS LESSOR | The Company's retail properties are leased to tenants under operating leases with various expiration dates ranging through 2095. Future minimum rent under noncancelable operating leases with terms greater than one year are as follows:

(in thousands of dollars) For the Year Ended December 31,	
2009	$ 279,200
2010	252,035
2011	216,726
2012	180,260
2013	159,787
2014 and thereafter	643,130
	$ 1,731,138

The total future minimum rent as presented does not include amounts that may be received as tenant reimbursements for certain operating costs or contingent amounts that may be received as percentage rent.

AS LESSEE | Assets recorded under capital leases, primarily office and mall equipment, are capitalized using interest rates appropriate at the inception of each lease. The Company also has operating leases for its corporate office space (see note 11) and for various computer, office and mall equipment. Furthermore, the Company is the lessee under third-party ground leases for portions of the land at seven of its properties (Crossroads Mall, Voorhees Town Center, Exton Square Mall, The Gallery at Market East, Orlando Fashion Square, Plymouth Meeting Mall and Uniontown Mall). Total amounts expensed relating to leases were $4.8 million, $4.8 million and $4.8 million for the years ended December 31, 2008, 2007 and 2006, respectively. Minimum future lease payments due in each of the next five years and thereafter are as follows:

(in thousands of dollars) For the Year Ended December 31,	Capital Leases	Operating Leases	Ground Leases
2009	$ 174	$ 2,838	$ 987
2010	—	2,401	987
2011	—	2,027	987
2012	—	1,787	847
2013 and thereafter	—	2,796	48,689
Less: amount representing interest	(7)	—	—
	$ 167	**$ 11,849**	**$ 52,497**

The Company had assets of $0.4 million and $0.6 million (net of accumulated depreciation of $3.3 million and $3.1 million, respectively) recorded under capital leases as of December 31, 2008 and 2007, respectively.

11. Related Party Transactions

GENERAL | PRI provides management, leasing and development services for ten properties owned by partnerships and other entities in which certain officers or trustees of the Company and of PRI or members of their immediate families and affiliated entities have indirect ownership interests. Total revenue earned by PRI for such services was $1.0 million, $0.9 million and $0.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, $0.3 million was due from the property-owning partnerships to PRI. Of this amount, approximately $0.2 million was collected subsequent to December 31, 2008.

The Company leases its principal executive offices from Bellevue Associates (the "Landlord"), an entity in which certain officers/trustees of the Company have an interest. Total rent expense under this lease was $1.6 million, $1.6 million and $1.5 million for the years ended December 31, 2008, 2007, and 2006, respectively. Ronald Rubin and George F. Rubin, collectively with members of their immediate families and affiliated entities, own approximately a 50% interest in the Landlord. The office lease has a 10 year term that commenced on November 1, 2004. The Company has the option to renew the lease for up to two additional five-year periods at the then-current fair market rate calculated in accordance with the terms of the office lease. In addition, the Company has the right on one occasion at any time during the seventh lease year to terminate the office lease upon the satisfaction of certain conditions. Effective June 1, 2004, the Company's base rent is $1.4 million per year during the first five years of the office lease and $1.5 million per year during the second five years.

The Company uses an airplane in which Ronald Rubin owns a fractional interest. The Company paid $174,000, $35,000 and $38,000 in the years ended December 31, 2008, 2007 and 2006, respectively, for flight time used by employees exclusively for Company-related business.

As of December 31, 2008, nine officers of the Company had employment agreements with terms of one year that renew automatically for additional one-year terms. Their previous employment agreements provided for aggregate base compensation for the year ended December 31, 2008 of $3.4 million, subject to increases as approved by the Company's compensation committee in future years, as well as additional incentive compensation.

See "Tax Protection Agreements" in note 12.

BALA CYNWYD ASSOCIATES, L.P. | In January 2008, the Company entered into a Contribution Agreement with Bala Cynwyd Associates, L.P. ("BCA"), City Line Associates, Ronald Rubin, George Rubin, Joseph Coradino, and two other individuals to acquire all of the partnership interests in BCA. The Company agreed to pay approximately $15.3 million for the BCA partnership interests over three years.

BCA entered into a tax deferred exchange agreement with the current owner of One Cherry Hill Plaza, an office building located within the boundaries of the Company's Cherry Hill Mall (the "Office Building"), to acquire title to the Office Building in exchange for an office building located in Bala Cynwyd, Pennsylvania owned by BCA.

Ronald Rubin, George Rubin, Joseph Coradino and two other individuals (collectively, the "Individuals") owned 100% of a limited partnership that owned 50% of the partnership interests in BCA immediately prior to closing. Immediately prior to closing, BCA redeemed the other 50% of the partnership interest, which was held by a third party. At the initial closing in February 2008 under the Contribution Agreement and in exchange for a 0.1% general partner interest and 49.8% limited partner interest in BCA, the Company made a $3.9 million capital contribution to BCA. A second closing is expected to take place in March 2009 pursuant to a put/call arrangement, at which time the Company will acquire an additional 49.9% of the limited partner interest in BCA for $0.2 million in cash and OP Units valued in the first quarter of 2008 at approximately $3.6 million. A third closing is expected to occur pursuant to a put/call arrangement approximately one year after the second closing, at which time the Company will acquire the remaining interest in BCA for a nominal amount.

In accordance with the Company's Related Party Transactions Policy, a Special Committee consisting exclusively of independent members of the Company's Board of Trustees considered and approved the terms of the BCA transaction, subject to final approval by the Board of Trustees. The disinterested members of the Board of Trustees approved the transaction.

Subsequent to the first closing, PRI entered into a management agreement with BCA for the management of the Office Building.

EXECUTIVE SEPARATION | In 2006, the Company announced the retirement of Jonathan B. Weller, a Vice Chairman of the Company. In connection with Mr. Weller's retirement, the Company entered into a Separation of Employment Agreement and General Release (the "Separation Agreement") with Mr. Weller. Pursuant to the Separation Agreement, Mr. Weller also retired from the Company's Board of Trustees and the Amended and Restated Employment Agreement by and between the Company and Mr. Weller dated as of January 1, 2004 was terminated. The Company recorded an expense of $4.0 million in connection with Mr. Weller's separation from the Company. The expense included executive separation cash payments made to Mr. Weller along with the acceleration of the deferred compensation expense associated with the unvested restricted shares and the estimated fair value of Mr. Weller's share of the 2005 – 2008 Outperformance Program (see note 9). Mr. Weller exercised his outstanding options in August 2006.

12. Commitments And Contingencies

DEVELOPMENT AND REDEVELOPMENT ACTIVITIES | In connection with its current ground-up development and its redevelopment projects, the Company has made contractual commitments on some of these projects in the form of tenant allowances, lease termination fees and contracts with general contractors and other professional service providers. As of December 31, 2008, the remainder to be paid (excluding amounts already accrued) against such contractual and other commitments was $86.7 million, which is expected to be financed through the Credit Facility or through various other capital sources.

LEGAL ACTIONS | In the normal course of business, the Company has and may become involved in legal actions relating to the ownership and operation of its properties and the properties it manages for third parties. In management's opinion, the resolutions of any such pending legal actions are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations.

ENVIRONMENTAL | The Company is aware of certain environmental matters at some of their properties, including ground water contamination and the presence of asbestos containing materials. The Company has, in the past, performed remediation of such environmental matters, and is not aware of any significant remaining potential liability relating to these environmental matters. The Company may be required in the future to perform testing relating to these matters. The Company does not expect these matters to have any significant impact on its liquidity or results of operations. However, the Company can make no assurances that the amounts reserved will be adequate to cover further environmental costs. The Company has insurance coverage for certain environmental claims up to $10.0 million per occurrence and up to $10.0 million in the aggregate.

TAX PROTECTION AGREEMENTS | As part of the BCA transaction, the Company and PREIT Associates have agreed to indemnify the Individuals from and against certain tax liabilities resulting from a sale of the office building that was involved in the BCA transaction during the eight years following the initial closing.

In connection with the Merger, the Company entered into a tax protection agreement with Mark E. Pasquerilla and entities affiliated with Mr. Pasquerilla (the "Pasquerilla Group"). Under this tax protection agreement, the Company agreed not to dispose of certain protected properties acquired in the Merger in a taxable transaction until November 20, 2011 or, if earlier, until the Pasquerilla Group collectively owns less than 25% of the aggregate of the shares and OP Units that they acquired in the Merger. If the Company were to sell any of the protected properties during the first five years of the protection period, it would owe the Pasquerilla Group an amount equal to the sum of the hypothetical tax owed by the Pasquerilla Group, plus an amount intended to make the Pasquerilla Group whole for taxes that may be due upon receipt of such payments. From the end of the first five years through the end of the tax protection period, the payments are intended to compensate the affected parties for interest expense incurred on amounts borrowed to pay the taxes incurred on the sale. The Company paid $2,000 and $8,000 to the Pasquerilla Group in 2008 and 2007 pursuant to these agreements, respectively.

The Company has agreed to provide tax protection related to its acquisition of Cumberland Mall Associates and New Castle Associates to the prior owners of Cumberland Mall Associates and New Castle Associates, respectively, for a period of eight years following the respective closings. Ronald Rubin and George F. Rubin are beneficiaries of these tax protection agreements.

The Company did not enter into any other guarantees or tax protection agreements in connection with its merger, acquisition or disposition activities in 2008, 2007 and 2006.

13. Summary Of Quarterly Results (Unaudited)

The following presents a summary of the unaudited quarterly financial information for the years ended December 31, 2008 and 2007:

	For the Year Ended December 31, 2008				
(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[4]	Total
Revenue from continuing operations	$ 115,350	$ 113,621	$ 115,155	$ 129,954	$ 474,080
Revenue from discontinued operations	$ –	$ –	$ –	$ –	$ –
Income from discontinued operations	$ –	$ –	$ –	$ –	$ –
Net (loss) income[1][2]	$ (2,128)	$ (2,898)	$ (7,631)	$ 2,277	$ (10,380)
Net (loss allocable) income available to common shareholders[1][2]	$ (2,128)	$ (2,898)	$ (7,631)	$ 2,277	$ (10,380)
Income from discontinued operations per share – basic	$ –	$ –	$ –	$ –	$ –
Income from discontinued operations per share – diluted	$ –	$ –	$ –	$ –	$ –
Net (loss) income per share –basic	$ (0.06)	$ (0.08)	$ (0.20)	$ 0.05	$ (0.30)
Net (loss) income per share –diluted	$ (0.06)	$ (0.08)	$ (0.20)	$ 0.05	$ (0.30)

	For the Year Ended December 31, 2007				
(in thousands of dollars, except per share amounts)	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[4]	Total
Revenue from continuing operations	$ 113,640	$ 110,537	$ 112,269	$ 130,126	$ 466,572
Revenue from discontinued operations	$ 1,039	$ 15	$ 19	$ –	$ 1,073
Income (loss) from discontinued operations	$ 5,886	$ (14)	$ 18	$ (12)	$ 5,878
Net income[3]	$ 9,084	$ 3,875	$ 1,499	$ 8,703	$ 23,161
Net income available to common shareholders[3]	$ 5,681	$ 471	$ 13,712	$ 8,703	$ 28,567
Income from discontinued operations per share – basic	$ 0.16	$ –	$ –	$ –	$ 0.16
Income from discontinued operations per share – diluted	$ 0.16	$ –	$ –	$ –	$ 0.16
Net income per share –basic	$ 0.15	$ 0.01	$ 0.35	$ 0.22	$ 0.73
Net income per share –diluted	$ 0.15	$ 0.01	$ 0.35	$ 0.22	$ 0.73

(1) Includes gain on extinguishment of debt of approximately $29.3 million (before minority interest) (4th Quarter 2008).
(2) Includes impairment of assets of approximately $27.6 million (before minority interest) (4th Quarter 2008).
(3) Includes gains on sales of interests in real estate of approximately $2.1 million (before minority interest) (2nd Quarter 2007) and $0.2 million (before minority interest) (3rd Quarter 2007).
(4) Fourth Quarter revenue includes a significant portion of annual percentage rent as most percentage rent minimum sales levels are met in the fourth quarter.

Management's Report on Internal Control Over Financial Reporting

Management of Pennsylvania Real Estate Investment Trust ("us" or the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. As defined in the rules of the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our Board of Trustees, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our internal control over financial reporting includes those policies and procedures that:

(1) Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and the dispositions of assets of the Company;

(2) Provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and trustees; and

(3) Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has conducted an assessment of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls. Based on this evaluation, we have concluded that, as of December 31, 2008, our internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Our independent registered public accounting firm, KPMG LLP, independently assessed the effectiveness of the Company's internal control over financial reporting. KPMG has issued a report concurring with management's assessment, which is included on page 35 in this report.

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited the accompanying consolidated balance sheets of Pennsylvania Real Estate Investment Trust (a Pennsylvania business trust) and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 27, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
February 27, 2009

Report of Independent Registered Public Accounting Firm

The Board of Trustees and Shareholders
Pennsylvania Real Estate Investment Trust:

We have audited Pennsylvania Real Estate Investment Trust's internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pennsylvania Real Estate Investment Trust's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and trustees of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Pennsylvania Real Estate Investment Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pennsylvania Real Estate Investment Trust and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 27, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
February 27, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following analysis of our consolidated financial condition and results of operations should be read in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this report.

Overview

Pennsylvania Real Estate Investment Trust, a Pennsylvania business trust founded in 1960 and one of the first equity REITs in the United States, has a primary investment focus on retail shopping malls and strip and power centers located in the eastern half of the United States, primarily in the Mid-Atlantic region. Our portfolio currently consists of a total of 56 properties in 13 states, including 38 shopping malls, 14 strip and power centers and four properties under development. The operating retail properties have a total of approximately 34.6 million square feet. The operating retail properties that we consolidate for financial reporting purposes have a total of approximately 30.1 million square feet, of which we own approximately 23.6 million square feet. The operating retail properties that are owned by unconsolidated partnerships with third parties have a total of approximately 4.5 million square feet, of which 2.9 million square feet are owned by such partnerships. The ground-up development portion of our portfolio contains four properties in two states, with two classified as "mixed use" (a combination of retail and other uses), one classified as retail and one classified as "other."

Our primary business is owning and operating shopping malls and strip and power centers. We evaluate operating results and allocate resources on a property-by-property basis, and do not distinguish or evaluate our consolidated operations on a geographic basis. No individual property constitutes more than 10% of our consolidated revenue or assets, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to the nature of our properties and the nature of our tenants and operational processes, as well as long-term financial performance. In addition, no single tenant accounts for 10% or more of our consolidated revenue, and none of our properties are located outside the United States.

We hold our interests in our portfolio of properties through our operating partnership, PREIT Associates, L.P. ("PREIT Associates"). We are the sole general partner of PREIT Associates and, as of December 31, 2008, held a 94.7% controlling interest in PREIT Associates. We consolidate PREIT Associates for financial reporting purposes. We hold our investments in seven of the 52 retail properties and one of the four ground-up development properties in our portfolio through unconsolidated partnerships with third parties in which we own a 40% to 50% interest. We hold a non-controlling interest in each unconsolidated partnership, and account for such partnerships using the equity method of accounting. We do not control any of these equity method investees for the following reasons:

- Except for two properties that we co-manage with our partner, all of the other entities are managed on a day-to-day basis by one of our other partners as the managing general partner in each of the respective partnerships. In the case of the co-managed properties, all decisions in the ordinary course of business are made jointly.
- The managing general partner is responsible for establishing the operating and capital decisions of the partnership, including budgets, in the ordinary course of business.
- All major decisions of each partnership, such as the sale, refinancing, expansion or rehabilitation of the property, require the approval of all partners.
- Voting rights and the sharing of profits and losses are generally in proportion to the ownership percentages of each partner.

We record the earnings from the unconsolidated partnerships using the equity method of accounting under the income statement caption entitled "Equity in income of partnerships," rather than consolidating the results of the unconsolidated partnerships with our results. Changes in our investments in these entities are recorded in the balance sheet caption entitled "Investment in partnerships, at equity." In the case of deficit investment balances, such amounts are recorded in "Investments in partnerships, deficit balances."

For further information regarding our unconsolidated partnerships, see note 3 to our consolidated financial statements.

We provide our management, leasing and real estate development services through PREIT Services, LLC, ("PREIT Services") which generally develops and manages properties that we consolidate for financial reporting purposes, and PREIT-RUBIN, Inc. ("PRI"), which generally develops and manages properties that we do not consolidate for financial reporting purposes, including properties we own interests in through partnerships with third parties and properties that are owned by third parties in which we do not have an interest. PRI is a taxable REIT subsidiary, as defined by federal tax laws, which means that it is able to offer an expanded menu of services to tenants without jeopardizing our continuing qualification as a REIT under federal tax law. One of our long-term objectives is to obtain managerial control of as many of our assets as possible. Due to the nature of our existing partnership arrangements, we cannot anticipate when this objective will be achieved, if at all.

Our revenue consists primarily of fixed rental income, additional rent in the form of expense reimbursements, and percentage rent (rent that is based on a percentage of our tenants' sales or a percentage of sales in excess of thresholds that are specified in the leases) derived from our income producing retail properties. We also receive income from our real estate partnership investments and from the management and leasing services PRI provides.

Our net income available to common shareholders decreased by $38.9 million to a net loss allocable to common shareholders of $10.4 million for the year ended December 31, 2008 from net income available to common shareholders of $28.6 million for the year ended December 31, 2007. The decrease was affected by challenging conditions in the economy, the impairment of assets, the impact of the preferred share redemption in 2007 noted below, the effects of ongoing redevelopment initiatives, increased depreciation and amortization as a result of development and redevelopment assets having been placed in service, increased interest expense as a result of a higher aggregate debt balance and increased property operating expenses compared to the year ended December 31, 2007. These decreases were offset by a gain on the extinguishment of debt in connection with a repurchase of a portion of our Exchangeable Notes outstanding.

CURRENT ECONOMIC DOWNTURN, OUR CAPITAL NEEDS AND CHALLENGING CAPITAL MARKETS CONDITIONS | The downturn in the overall economy and the recent disruptions in the financial markets have reduced consumer confidence and negatively affected consumer spending on retail goods, and have decreased the revenue generated by our properties. In addition, credit markets have recently experienced significant dislocations and liquidity disruptions. These circumstances have materially affected liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the limited availability or unavailability of certain types of debt financing.

Our capital strategy involves seeking the broadest range of funding sources (including commercial banks, institutional lenders, equity investors and joint venture partners) and funding vehicles (including mortgages, commercial loans and debt and equity securities) available to us on the most favorable terms. We pursue this goal by maintaining relationships with various capital sources and utilizing a variety of financing instruments. Subject to prevailing conditions in the real estate capital markets, we have attempted to place secured indebtedness on certain of our properties, and expect to continue to do so as opportunities arise. Executing this strategy has enabled us to leave a number of our other properties unencumbered. As we placed secured debt on certain of our properties, we have retained the cash flow from our other unencumbered assets.

We expect that our significant expenditures related to the redevelopment and development projects listed in this report will continue over the next several quarters. We expect that our construction in progress balance will peak in the first half of 2009. Construction in progress represents the aggregate expenditures on projects less amounts placed in service. Generally, assets are placed in service upon substantial completion or when tenants begin occupancy and rent payments commence. Additional debt could lead to debt ratios that approach or exceed the ratios permitted by our Credit Facility.

Given current economic, capital market and retail industry conditions, and in light of our need for additional capital to complete construction of our redevelopment projects and of the leverage covenant in our Credit Facility, we anticipate employing one or more of the following measures, among others, in order to fund our capital needs or to reduce our debt and decrease our leverage ratio: (i) deferring development and redevelopment projects or other selected capital expenditures, (ii) making selective sales of assets, including outparcels, that we do not believe meet the financial or strategic criteria we apply, given economic, market and other circumstances, (iii) obtaining secured or unsecured indebtedness, (iv) forming joint ventures with institutional partners, private equity investors or other REITs, (v) repaying or repurchasing our outstanding debt and (vi) issuing equity, when warranted.

Continued uncertainty in the credit markets might negatively affect our ability to access additional debt financing on terms acceptable to us, or at all, which might negatively affect our ability to fund our redevelopment and development projects and other business initiatives. A prolonged downturn in the credit markets might cause us to seek alternative sources of financing, which could be less attractive and might require us to adjust our business plan accordingly. In addition, these factors might make it more difficult for us to sell properties or outparcels or might adversely affect the price we receive for properties that we do sell, as prospective buyers might experience increased costs of debt financing or difficulties in obtaining debt financing. Events in the credit markets have also had an adverse effect on other financial markets in the United States, which might make it more difficult or costly for us to raise capital through the issuance of equity.

2008 ACQUISITIONS | In February 2008, we acquired a 49.9% ownership interest in Bala Cynwyd Associates, L.P. See "Related Party Transactions" for further information about this transaction.

In July 2008, we acquired a parcel in Lancaster, Pennsylvania for $8.0 million plus customary closing costs. We intend to develop this parcel into a 227,000 square foot power center that we have named Pitney Road Plaza.

2007 ACQUISITIONS | In August 2007, we purchased a 116 acre land parcel in Monroe Township, Pennsylvania for $5.5 million. We had previously acquired an aggregate of approximately 10 acres on adjacent parcels. This property, which we named Monroe Marketplace, is currently operating with further development activity.

In August 2007, we purchased Plymouth Commons, a 60,000 square foot office building adjacent to Plymouth Meeting Mall, for $9.2 million.

2006 ACQUISITIONS | In February 2006, we acquired 540 acres of land in Gainesville, Florida for $21.5 million, including closing costs. The acquired parcels are collectively known as "Springhills."

In separate transactions from June 2006 to October 2006, we acquired the former Strawbridge's department store buildings at Cherry Hill Mall, Willow Grove Park and The Gallery at Market East from Federated Department Stores, Inc. (now named Macy's, Inc.) following its merger with The May Department Stores Company for an aggregate purchase price of $58.0 million.

In connection with our merger (the "Merger") with Crown American Realty Trust ("Crown") in 2003, Crown's former operating partnership retained an 11% interest in the capital and 1% interest in the profits of two partnerships that owned or ground leased 12 shopping malls. This retained interest was subject to a put-call arrangement between Crown's former operating partnership and us. Pursuant to this arrangement, we had the right to require Crown's former operating partnership to contribute the retained interest to us following the 36th month after the closing of the Merger (i.e., after November 20, 2006) in exchange for 341,297 additional units in PREIT Associates ("OP Units"). We acquired these interests in December 2006. The value of the units issued was $13.4 million. As of the closing date of the transaction, Mark E. Pasquerilla, who was elected a trustee of the Company following the Merger, and his affiliates had an interest in Crown's former operating partnership.

2007 DISPOSITIONS | In March 2007, we sold Schuylkill Mall in Frackville, Pennsylvania for $17.6 million. We recorded a $6.7 million gain on the sale. In connection with the sale, we repaid the mortgage note associated with Schuylkill Mall, with a balance of $16.5 million at closing.

In May 2007, we sold an outparcel and related land improvements containing an operating restaurant at New River Valley Mall in Christiansburg, Virginia for $1.6 million. We recorded a $0.6 million gain on the sale.

In May 2007, we sold an outparcel and related land improvements at Plaza at Magnolia in Florence, South Carolina for $11.3 million. We recorded a $1.5 million gain on the sale.

In August 2007, we sold undeveloped land adjacent to Wiregrass Commons Mall in Dothan, Alabama for $2.1 million. We recorded a $0.3 million gain on the sale.

In December 2007, we sold undeveloped land in Monroe Township, Pennsylvania for $0.8 million to Target Corporation. There was no gain or loss recorded on the sale.

2006 DISPOSITIONS | In transactions that closed between June 2006 and December 2006, we sold a total of four parcels at Plaza at Magnolia in Florence, South Carolina for an aggregate sale price of $7.9 million and recorded an aggregate gain of $0.5 million.

In September 2006, we sold South Blanding Village, a strip center in Jacksonville, Florida, for $7.5 million. We recorded a gain of $1.4 million on the sale.

In December 2006, we sold a parcel at Voorhees Town Center in Voorhees, New Jersey to a residential real estate developer for $5.4 million. The parcel was subdivided from the retail property. We recorded a gain of $4.7 million on the sale of the parcel.

VALLEY VIEW DOWNS | In September 2008, we entered into an Amendment Agreement with Valley View Downs, LP ("Valley View") and Centaur Pennsylvania, LLC ("Centaur") with respect to the development of a proposed harness racetrack and casino in western Pennsylvania (the "Project") to be owned and operated by Valley View.

The Amendment Agreement amends the terms of the Binding Memorandum of Understanding dated October 7, 2004, as amended by Amendment No. 1 to the Binding Memorandum of Understanding dated October 1, 2007, among us, Valley View and Centaur (the "MOU").

Pursuant to the Amendment Agreement, we will permit Centaur and Valley View to suspend any payments to us otherwise required by the MOU and the related development agreement until September 30, 2010. If there is a sale or other disposition by Valley View and Centaur of all or substantially all of their economic interest in the Project on or prior to September 30, 2010, we and Valley View have agreed (i) that we will accept a cash payment of $13.0 million to us in satisfaction of the obligations of Valley View to us under the MOU and development agreement, and (ii) upon such payment, the MOU and the development agreement will be terminated. If a disposition and payment do not occur on or prior to September 30, 2010, the obligations of Centaur and Valley View to make the payments to us required by the MOU and development agreement will be reinstated. In the fourth quarter of 2008, we recorded a $3.0 million impairment charge against the amounts we have spent in connection with the MOU and the fees that we earned under the development agreement. The decision was made following a downgrade in Centaur's credit rating by major rating agencies, which caused us to conclude that there is significant uncertainty that we will recover the carrying amounts of the accounts receivable and the original investment associated with this project.

Valley View has obtained a harness racing license for the proposed racetrack and has applied for a license to operate a casino, but has advised us of the prospect of the sale or other disposition of its economic interest in the Project.

DEVELOPMENT AND REDEVELOPMENT | In 2008, we substantially completed our redevelopment work at Moorestown Mall in Moorestown, New Jersey and Jacksonville Mall in Jacksonville, North Carolina. We reached further milestones on the continuing redevelopment projects at several of the malls in our portfolio, including three of our largest projects: Cherry Hill Mall in Cherry Hill, New Jersey, Plymouth Meeting Mall in Plymouth Meeting, Pennsylvania and Voorhees Town Center in Voorhees, New Jersey.

In 2008, our redevelopment plans for Willow Grove Park in Willow Grove, Pennsylvania and North Hanover Mall in Hanover, Pennsylvania changed following the termination of agreements to open Boscov's stores at those two properties. The agreements were terminated following the August 2008 Chapter 11 bankruptcy filing of that anchor tenant. We are currently reviewing the alternatives for an appropriate way to utilize the vacant anchor space.

The following table sets forth the amount of the currently estimated project cost and the amount invested as of December 31, 2008 for each ongoing redevelopment project:

Redevelopment Project	Estimated Project Cost	Invested as of December 31, 2008
Cherry Hill Mall	$ 218.0 million	$ 172.4 million
Plymouth Meeting Mall	96.6 million	81.9 million
Voorhees Town Center	83.0 million	60.2 million
The Gallery at Market East	81.6 million	57.7 million
Wiregrass Commons Mall	12.8 million	10.2 million
		$ 382.4 million

We are engaged in the ground-up development of four retail and other mixed use projects that we believe meet the financial hurdles that we apply, given economic, market and other circumstances. We also own and manage two properties that are now operating while some remaining development takes place. As of December 31, 2008, we had incurred $177.7 million of costs related to six projects (including Monroe Marketplace and Sunrise Plaza, which are operating but still under construction, and not including the effects of impairments totaling $18.8 million). The additional costs identified to date to complete Pitney Road Plaza are estimated to be $11.3 million in the aggregate (including costs already incurred). The details of the White Clay Point, Springhills and Pavilion at Market East projects and related costs have not been determined. In each case, we will evaluate the financing opportunities available to us at the time a project requires funding. In cases where the project is undertaken with a partner, our flexibility in funding the project might be governed by the partnership agreement or the covenants contained in our Credit Facility, which limit our involvement in such projects.

We generally seek to develop these projects in areas that we believe evidence the likelihood of supporting additional retail development and have desirable population or income trends, and where we believe the projects have the potential for strong competitive positions. We will consider other uses of a property that would have synergies with our retail development and redevelopment based on several factors, including local demographics, market demand for other uses such as residential and office, and applicable land use regulations. We generally have several development projects under way at one time. These projects are typically in various stages of the development process. We manage all aspects of these undertakings, including market and trade area research, site selection, acquisition, preliminary development work, construction and leasing. We monitor our developments closely, including costs and tenant interest.

The following table sets forth the amount of our intended investment and the amounts invested as of December 31, 2008 in each on-going ground-up development project:

Development Project	Estimated Project Cost	Invested as of December 31, 2008	Actual/ Expected Initial Occupancy Date
Operating Properties:			
Monroe Marketplace	$ 58.9 million	$ 56.0 million	2008
Sunrise Plaza[1]	39.9 million	37.0 million	2007
Development Properties:			
Pitney Road Plaza	20.3 million	9.0 million	2009
White Clay Point[2]	To Be Determined	42.8 million	TBD
Springhills	To Be Determined	31.4 million	TBD
Pavilion at Market East[3]	To Be Determined	1.5 million	TBD
		$ 177.7 million	

(1) Amount invested as of December 31, 2008 does not reflect a $7.0 million impairment charge that we recorded in 2008. See the notes to our consolidated financial statements for further discussion of this charge.

(2) Amount invested as of December 31, 2008 does not reflect a $11.8 million impairment charge that we recorded in 2008. See the notes to our consolidated financial statements for further discussion of this charge.

(3) The property is unconsolidated. The amount shown represents our share.

In connection with our current ground-up development and our redevelopment projects, we have made contractual and other commitments on these projects in the form of tenant allowances, lease termination fees and contracts with general contractors and other professional service providers. As of December 31, 2008, the unaccrued remainder to be paid against these contractual and other commitments was $86.7 million, which is expected to be financed through our Credit Facility or through various other capital sources. The projects on which these commitments have been made have total expected remaining costs of $151.7 million.

Off Balance Sheet Arrangements

We have no material off-balance sheet items other than the partnerships described in note 3 to the consolidated financial statements and in the "Overview" section above.

Related Party Transactions

GENERAL | PRI provides management, leasing and development services for ten properties owned by partnerships and other entities in which certain officers or trustees of the Company and of PRI or members of their immediate families and affiliated entities have indirect ownership interests. Total revenue earned by PRI for such services was $1.0 million, $0.9 million and $0.9 million for the years ended December 31, 2008, 2007 and 2006, respectively. As of December 31, 2008, $0.3 million was due from the property-owning partnerships to PRI. Of this amount, approximately $0.2 million was collected subsequent to December 31, 2008.

We lease our principal executive offices from Bellevue Associates (the "Landlord"), an entity in which certain of our officers/trustees have an interest. Total rent expense under this lease was $1.6 million, $1.6 million and $1.5 million for the years ended December 31, 2008, 2007, and 2006, respectively. Ronald Rubin and George F. Rubin, collectively with members of their immediate families and affiliated entities, own approximately a 50% interest in the Landlord. The office lease has a 10 year term that commenced on November 1, 2004. We have the option to renew the lease for up to two additional five-year periods at the then-current fair market rate calculated in accordance with the terms of the office lease. In addition, we have the right on one occasion at any time during the seventh lease year to terminate the office lease upon the satisfaction of certain conditions. Effective June 1, 2004, our base rent is $1.4 million per year during the first five years of the office lease and $1.5 million per year during the second five years.

We use an airplane in which Ronald Rubin owns a fractional interest. We paid $174,000, $35,000 and $38,000 in the years ended December 31, 2008, 2007 and 2006, respectively, for flight time used by employees exclusively for Company-related business.

As of December 31, 2008, nine of our officers had employment agreements with terms of one year that renew automatically for additional one-year terms. Their previous employment agreements provided for aggregate base compensation for the year ended December 31, 2008 of $3.4 million, subject to increases as approved by our compensation committee in future years, as well as additional incentive compensation.

We have agreed to provide tax protection related to its acquisition of Cumberland Mall Associates and New Castle Associates to the prior owners of Cumberland Mall Associates and New Castle Associates, respectively, for a period of eight years following the respective closings. Ronald Rubin and George F. Rubin are beneficiaries of these tax protection agreements.

BALA CYNWYD ASSOCIATES, L.P. | In January 2008, we entered into a Contribution Agreement with Bala Cynwyd Associates, L.P. ("BCA"), City Line Associates, Ronald Rubin, George Rubin, Joseph Coradino, and two other individuals to acquire all of the partnership interests in BCA. We have agreed to pay approximately $15.3 million for the BCA partnership interests over three years.

BCA entered into a tax deferred exchange agreement with the current owner of One Cherry Hill Plaza, an office building located within the boundaries of our Cherry Hill Mall (the "Office Building"), to acquire title to the Office Building in exchange for an office building located in Bala Cynwyd, Pennsylvania owned by BCA.

Ronald Rubin, George Rubin, Joseph Coradino and two other individuals (collectively, the "Individuals") own 100% of a limited partnership that owned 50% of the partnership interests in BCA immediately prior to closing. Immediately prior to closing, BCA redeemed the other 50% of the partnership interest, which was held by a third party. At the initial closing in February 2008 under the Contribution Agreement and in exchange for a 0.1% general partner interest and 49.8% limited partner interest in BCA, we made a $3.9 million capital contribution to BCA. A second closing is expected to take place in March 2009 pursuant to a put/call arrangement, at which time we will acquire an additional 49.9% of the limited partner interest in BCA for $0.2 million in cash and OP Units valued in the first quarter of 2008 at approximately $3.6 million. A third closing is expected to occur pursuant to a put/call arrangement approximately one year after the second closing, at which time we will acquire the remaining interest in BCA for a nominal amount.

In accordance with our Related Party Transactions Policy, a Special Committee consisting exclusively of independent members of our Board of Trustees considered and approved the terms of the BCA transaction, subject to final approval by our Board of Trustees. The disinterested members of our Board of Trustees approved the transaction.

As part of the BCA transaction, we and PREIT Associates have agreed to indemnify the Individuals from and against certain tax liabilities resulting from a sale of the office building that was involved in the BCA transaction during the eight years following the initial closing.

Subsequent to the first closing, PRI entered into a management agreement with BCA for the management of the Office Building.

CROWN | In connection with the Merger, Crown's former operating partnership retained an 11% interest in the capital and a 1% interest in the profits of two partnerships that owned or ground leased 12 shopping malls. The retained interests were subject to a put-call arrangement between Crown's former operating partnership and us. Pursuant to this arrangement, we had the right to require Crown's former operating partnership to contribute the retained interest to us following the 36th month after the closing of the Merger (i.e., after November 20, 2006), in exchange for 341,297 OP Units. We acquired these interests in December 2006. The value of the OP Units at closing was $13.4 million. As of the closing date of the transaction, Mark E. Pasquerilla, who was elected a trustee of the Company following the Merger, and his affiliates had an interest in Crown's former operating partnership.

The exchange agreement for this transaction is based upon and consistent with the financial and other terms of a put-call arrangement, which was entered into by PREIT Associates and CAP in connection with the Merger and prior to Mark Pasquerilla serving as a trustee of the Company. The Board of Trustees of the Company, excluding Mr. Pasquerilla, reviewed, considered and approved the exchange agreement.

In connection with the Merger, we entered into a tax protection agreement with Mark E. Pasquerilla (one of our trustees) and entities affiliated with Mr. Pasquerilla (the "Pasquerilla Group"). Under this tax protection agreement, we agreed not to dispose of certain protected properties acquired in the Merger in a taxable transaction until November 20, 2011 or, if earlier, until the Pasquerilla Group collectively owns less than 25% of the aggregate of the shares and OP Units that they acquired in the Merger. If we were to sell any of the protected properties during the first five years of the protection period, we would owe the Pasquerilla Group an amount equal to the sum of the hypothetical tax owed by the Pasquerilla Group, plus an amount intended to make the Pasquerilla Group whole for taxes that may be due upon receipt of such payments. From the end of the first five years through the end of the tax protection period, the payments are intended to compensate the affected parties for interest expense incurred on amounts borrowed to pay the taxes incurred on the sale. We paid $2,000 and $8,000, to the Pasquerilla Group in 2008 and 2007 pursuant to this agreement, respectively.

EXECUTIVE SEPARATION | In 2006, we announced the retirement of Jonathan B. Weller, a Vice Chairman of the Company. In connection with Mr. Weller's retirement, we entered into a Separation of Employment Agreement and General Release (the "Separation Agreement") with Mr. Weller. Pursuant to the Separation Agreement, Mr. Weller also retired from our Board of Trustees and the Amended and Restated Employment Agreement by and between us and Mr. Weller dated as of January 1, 2004 was terminated. We recorded an expense of $4.0 million in connection with Mr. Weller's separation from the Company. The expense included executive separation cash payments made to Mr. Weller along with the acceleration of the deferred compensation expense associated with the unvested restricted shares and the estimated fair value of Mr. Weller's share of the 2005–2008 Outperformance Program ("OPP") (see notes 9 and 11 to our consolidated financial statements). Mr. Weller exercised his outstanding options in August 2006.

Critical Accounting Policies

Critical Accounting Policies are those that require the application of management's most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain and that might change in subsequent periods. In preparing the consolidated financial statements, management has made estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting periods. In preparing the financial statements, management has utilized available information, including our past history, industry standards and the current economic environment, among other factors, in forming its estimates and judgments, giving due consideration to materiality. Actual results may differ from these estimates. In addition, other companies may utilize different estimates, which may impact comparability of our results of operations to those of companies in similar businesses. The estimates and assumptions made by management in applying critical accounting policies have not changed materially during 2008, 2007 and 2006, except as otherwise noted, and none of these estimates or assumptions have proven to be materially incorrect or resulted in our recording any significant adjustments relating to prior periods. We will continue to monitor the key factors underlying our estimates and judgments, but no change is currently expected. Set forth below is a summary of the accounting policies that management believes are critical to the preparation of the consolidated financial statements. This summary should be read in conjunction with the more complete discussion of our accounting policies included in note 1 to our consolidated financial statements.

Our management makes complex or subjective assumptions and judgments with respect to applying its critical accounting policies. In making these judgments and assumptions, management considers, among other factors:

- events and changes in property, market and economic conditions;
- estimated future cash flows from property operations; and
- the risk of loss on specific accounts or amounts.

REVENUE RECOGNITION | We derive over 95% of our revenue from tenant rent and other tenant related activities. Tenant rent includes base rent, percentage rent, expense reimbursements (such as common area maintenance, real estate taxes and utilities), amortization of above- and below-market intangibles and straight-line rent. We record base rent on a straight-line basis, which means that the monthly base rent income according to the terms of our leases with tenants is adjusted so that an average monthly rent is recorded for each tenant over the term of its lease. When tenants vacate prior to the end of their lease, we accelerate amortization of any related unamortized straight-line rent balances, and unamortized above-market and below-market intangible balances are amortized as a decrease or increase to real estate revenue, respectively.

Percentage rent represents rental income that the tenant pays based on a percentage of its sales, either as a percentage of their total sales or as a percentage of sales over a certain threshold. In the latter case, we do not record percentage rent until the sales threshold has been reached. Revenue for rent received from tenants prior to their due dates is deferred until the period to which the rent applies.

In addition to base rent, certain lease agreements contain provisions that require tenants to reimburse a fixed or pro rata share of certain common area maintenance costs and real estate taxes. Tenants generally make expense reimbursement payments monthly based on a budgeted amount determined at the beginning of the year. During the year, our income increases or decreases based on actual expense levels and changes in other factors that influence the reimbursement amounts, such as occupancy levels. Subsequent to the end of the year, we prepare a reconciliation of the actual amounts due from tenants. The difference between the actual amount due and the amounts paid by the tenant throughout the year is billed or credited to the tenant, depending on whether the tenant paid too little or too much during the year.

Payments made to tenants as inducements to enter into a lease are treated as deferred costs that are amortized as a reduction of rental revenue over the term of the related lease.

Lease termination fee income is recognized in the period when a termination agreement is signed, collectibility is assured, and we are no longer obligated to provide space to the tenant. In the event that a tenant is in bankruptcy when the termination agreement is signed, termination fee income is deferred and recognized when it is received.

We also generate revenue from the provision of management services to third parties, including property management, brokerage, leasing and development. Management fees generally are a percentage of managed property revenue or cash receipts. Leasing fees are earned upon the consummation of new leases. Development fees are earned over the time period of the development activity and are recognized on the percentage of completion method. These activities collectively are included in "Management company revenue" in the consolidated statements of income.

FAIR VALUE | On January 1, 2008, we adopted SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reported balances that are required or permitted to be measured at fair value under existing accounting pronouncements; the standard does not require any new fair value measurements of reported balances.

SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that we have the ability to access.

Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity's own assumptions, as there is little, if any, related market activity.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability. We utilize the fair value hierarchy in our accounting for derivatives and in our impairment reviews of real estate assets and goodwill.

ASSET IMPAIRMENT | Real estate investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the property might not be recoverable. A property to be held and used is considered impaired only if our estimate of the aggregate future cash flows less estimated capital expenditures to be generated by the property, undiscounted and without interest charges, are less than the carrying value of the property. This estimate takes into consideration factors such as expected future operating income, trends and prospects, as well as the effects of demand, competition and other factors. In addition, these estimates may consider a probability weighted cash flow estimation approach when alternative courses of action to recover the carrying amount of a long lived asset are under consideration or when a range of possible values is estimated.

The determination of undiscounted cash flows requires significant estimates by us, including the expected course of action at the balance sheet date that would lead to such cash flows. Subsequent changes in estimated undiscounted cash flows arising from changes in the anticipated action to be taken with respect to the property could impact the determination of whether an impairment exists and whether the effects could materially impact our net income. To the extent estimated undiscounted cash flows are less than the carrying value of the property, the loss will be measured as the excess of the carrying amount of the property over the fair value of the property.

Our assessment of the recoverability of certain lease related costs must be made when we have a reason to believe that the tenant might not be able to perform under the terms of the lease as originally expected. This requires us to make estimates as to the recoverability of such costs.

An other than temporary impairment of an investment in an unconsolidated joint venture is recognized when the carrying value of the investment is not considered recoverable based on evaluation of the severity and duration of the decline in value, including the results of discontinued cash flow and other valuation techniques. To the extent impairment has occurred, the excess carrying value of the asset over its estimated fair value is charged to income.

REAL ESTATE | Land, buildings, fixtures and tenant improvements are recorded at cost and stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations as incurred. Renovations or replacements, which improve or extend the life of an asset, are capitalized and depreciated over their estimated useful lives.

For financial reporting purposes, properties are depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Buildings	30–50 years
Land improvements	15 years
Furniture/fixtures	3–10 years
Tenant improvements	Lease term

We are required to make subjective assessments as to the useful lives of our properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties based on various factors, including industry standards, historical experience and the condition of the asset at the time of acquisition. These assessments have a direct impact on our net income. If we were to determine that a longer expected useful life was appropriate for a particular asset, it would be depreciated over more years, and, other things being equal, result in less annual depreciation expense and higher annual net income.

Gains from sales of real estate properties and interests in partnerships generally are recognized using the full accrual method in accordance with the provisions of Statement of Financial Accounting Standards No. 66, "Accounting for Real Estate Sales," provided that various criteria are met relating to the terms of sale and any subsequent involvement by us with the properties sold.

INTANGIBLE ASSETS | We account for our property acquisitions under the provisions of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"). Pursuant to SFAS No. 141, the purchase price of a property is allocated to the property's assets based on our estimates of their fair value. The determination of the fair value of intangible assets requires significant estimates by management and considers many factors, including our expectations about the underlying property and the general market conditions in which the property operates. The judgment and subjectivity inherent in such assumptions can have a significant impact on the magnitude of the intangible assets that we record.

SFAS No. 141 provides guidance on allocating a portion of the purchase price of a property to intangible assets. Our methodology for this allocation includes estimating an "as-if vacant" fair value of the physical property, which is allocated to land, building and improvements. The difference between the purchase price and the "as-if vacant" fair value is allocated to intangible assets. There are three categories of intangible assets to be considered: (i) value of in-place leases, (ii) above- and below-market value of in-place leases and (iii) customer relationship value.

The value of in-place leases is estimated based on the value associated with the costs avoided in originating leases comparable to the acquired in-place leases, as well as the value associated with lost rental revenue during the assumed lease-up period. The value of in-place leases is amortized as real estate amortization over the remaining lease term.

Above-market and below-market in-place lease values for acquired properties are recorded based on the present value of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) our estimates of fair market lease rates for the comparable in-place leases, based on factors including historical experience, recently executed transactions and specific property issues, measured over a period equal to the remaining non-cancelable term of the lease. The value of above-market lease values is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease values is amortized as an increase to rental income over the remaining terms of the respective leases, including any below-market optional renewal period.

We allocate purchase price to customer relationship intangibles based on our assessment of the value of such relationships.

GOODWILL | Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No.142"), requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually. We conduct an annual review of our goodwill balances for impairment to determine whether an adjustment to the carrying value of goodwill is required. We determined the fair value of our properties and the goodwill that is associated with the properties by applying a capitalization rate to our best estimate of projected income at those properties. We also consider factors such as property sales performance, market position and current and future operating results.

ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS | The determination to classify an asset as held for sale requires significant estimates by us about the property and the expected market for the property, which are based on factors including recent sales of comparable properties, recent expressions of interest in the property, financial metrics of the property and the condition of the property. We must also determine if it will be possible under those market conditions to sell the property for an acceptable price within one year. When assets are identified by management as held for sale, we discontinue depreciating the assets and estimate the sales price, net of selling costs of such assets. We generally consider operating properties to be held for sale when they meet the criteria in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144"), which includes factors such as whether the sale transaction has been approved by the appropriate level of management and there are no known material contingencies relating to the sale such that the sale is probable within one year. If, in management's opinion, the net sales price of the asset that has been identified as held for sale is less than the net book value of the asset, the asset is written down to fair value less the cost to sell. Assets and liabilities related to assets classified as held for sale are presented separately in the consolidated balance sheet.

Assuming no significant continuing involvement, a sold operating real estate property is considered a discontinued operation. In addition, operating properties classified as held for sale are considered discontinued operations. Operating properties classified as discontinued operations are reclassified as such in the accompanying consolidated statement of income for each period presented. Interest expense that is specifically identifiable to the property is used in the computation of interest expense attributable to discontinued operations. See note 2 to our consolidated financial statements for a description of the properties included in discontinued operations. Land parcels and other portions of operating properties, non-operating real estate and investments in partnerships are excluded from discontinued operations treatment.

CAPITALIZATION OF COSTS | Costs incurred in relation to development and redevelopment projects for interest, property taxes and insurance are capitalized only during periods in which activities necessary to prepare the property for its intended use are in progress. Costs incurred for such items after the property is substantially complete and ready for its intended use are charged to expense as incurred. Capitalized costs, as well as tenant inducement amounts and internal and external commissions, are recorded in construction in progress. We capitalize a portion of development department employees' compensation and benefits related to time spent involved in development and redevelopment projects.

We capitalize payments made to obtain options to acquire real property. All other related costs that are incurred before acquisition that are expected to have ongoing value to the project are capitalized if the acquisition of the property or of an option to acquire the property is probable. If the property is acquired, such costs are included in the amount recorded as the initial value of the asset. Capitalized pre-acquisition costs are charged to expense when it is probable that the property will not be acquired.

We capitalize salaries, commissions and benefits related to time spent by leasing and legal department personnel involved in originating leases with third-party tenants.

TENANT RECEIVABLES | We make estimates of the collectibility of our tenant receivables related to tenant rent including base rent, straight-line rent, expense reimbursements and other revenue or income. We specifically analyze accounts receivable, including straight-line rent receivable, historical bad debts, customer creditworthiness and current economic and industry trends when evaluating the adequacy of the allowance for doubtful accounts. The receivables analysis places particular emphasis on past-due accounts and considers the nature and age of the receivables, the payment history and financial condition of the payor, the basis for any disputes or negotiations with the payor, and other information that could affect collectibility. In addition, with respect to tenants in bankruptcy, we make estimates of the expected recovery of pre-petition and post-petition claims in assessing the estimated collectibility of the related receivable. In some cases, the time required to reach an ultimate resolution of these claims can exceed one year. These estimates have a direct effect on our net income because higher bad debt expense results in less net income, other things being equal. For straight line rent, the collectibility analysis considers the probability of collection of the unbilled deferred rent receivable given our experience regarding such amounts.

Results of Operations

Comparison of Years Ended December 31, 2008, 2007 and 2006

OVERVIEW | Our net income available to common shareholders decreased by $38.9 million to a net loss allocable to common shareholders of $10.4 million for the year ended December 31, 2008 from net income available to common shareholders of $28.6 million for the year ended December 31, 2007. The decrease was affected by challenging conditions in the economy, the impairment of assets, the impact of the preferred share redemption in 2007 noted below, the effects of ongoing redevelopment initiatives, increased depreciation and amortization as a result of development and redevelopment assets having been placed in service, increased interest expense as a result of a higher aggregate debt balance and increased property operating expenses compared to the year ended December 31, 2007. These decreases were offset by a gain on the extinguishment of debt in connection with a repurchase of a portion of our Exchangeable Notes outstanding.

Our net income available to common shareholders increased by $14.2 million to $28.6 million for the year ended December 31, 2007 from $14.4 million for the year ended December 31, 2006. The increase in our net income resulted primarily from $13.3 million recorded in connection with our July 2007 redemption of our preferred shares, and a decrease in dividends paid on preferred shares as a result of the redemption. The preferred shares were issued in connection with our 2003 merger with Crown American Realty Trust and first became redeemable in July 2007. There were also higher gains on sales in 2007 than in 2006. Our net income was also affected by the changes to real estate revenue, property operating expenses, interest expense and depreciation and amortization expense resulting from the effect of new properties that we developed and began operating in 2007, and other properties that were in various stages of redevelopment in 2007 and 2006.

The table below sets forth certain occupancy statistics for properties that we consolidate as of December 31, 2008, 2007, and 2006:

	Consolidated Properties Occupancy as of December 31,		
	2008	2007	2006
Retail portfolio weighted average:			
Total including anchors	90.5%	90.6%	87.4%
Excluding anchors	87.6%	88.2%	86.8%
Enclosed malls weighted average:			
Total including anchors	89.6%	90.1%	86.8%
Excluding anchors	86.5%	87.7%	86.1%
Strip and power center weighted average:	99.4%	96.6%	97.6%

The following table sets forth certain occupancy statistics for properties owned by partnerships in which we own a 50% interest as of December 31, 2008, 2007 and 2006:

	Partnership Properties Occupancy as of December 31,		
	2008	2007	2006
Retail portfolio weighted average:			
Total including anchors	94.3%	95.7%	96.3%
Excluding anchors	91.9%	93.9%	94.7%
Enclosed malls weighted average:			
Total including anchors	91.8%	95.2%	96.2%
Excluding anchors	89.6%	93.8%	95.0%
Strip and power center weighted average:	95.6%	95.9%	96.4%

The following information sets forth our results of operations for the years ended December 31, 2008, 2007 and 2006:

(in thousands of dollars)	Year Ended December 31, 2008	% Change 2007 to 2008	Year Ended December 31, 2007	% Change 2006 to 2007	Year Ended December 31, 2006
Results of operations:					
Real estate revenue	$ 469,581	2.2%	$ 459,596	1.0%	$ 454,878
Property operating expenses	(187,952)	4.2%	(180,419)	2.7%	(175,707)
Management company revenue	3,730	(15.6)%	4,419	82.5%	2,422
Interest and other income	769	(69.9)%	2,557	27.3%	2,008
General and administrative expenses	(40,324)	(2.6)%	(41,415)	8.4%	(38,193)
Executive separation	—	—	—	(100.0)%	(3,985)
Abandoned project costs, income taxes and other	(1,534)	(21.1)%	(1,944)	165.2%	(733)
Impairment of assets	(27,592)	—	—	—	—
Interest expense, net	(112,064)	13.4%	(98,860)	2.6%	(96,382)
Depreciation and amortization	(151,612)	14.7%	(132,184)	7.2%	(123,302)
Equity in income of partnerships	7,053	52.1%	4,637	(17.1)%	5,595
Gain on extinguishment of debt	29,278	—	—	—	—
Gains on sales of interests in real estate	—	(100.0)%	579	—	—
Gains on sales of non-operating real estate	—	(100.0)%	1,731	(68.5)%	5,495
Minority interest	287	(120.3)%	(1,414)	(58.0)%	(3,367)
(Loss) income from continuing operations	(10,380)	(160.1)%	17,283	(39.8)%	28,729
Income (loss) from discontinued operations	—	(100.0)%	5,878	930.2%	(708)
Net (loss) income	**$ (10,380)**	**(144.8)%**	**$ 23,161**	**(17.3)%**	**$ 28,021**

The amounts reflected as income from continuing operations in the table above reflect our consolidated properties, with the exception of properties that are classified as discontinued operations. Our unconsolidated partnerships are presented under the equity method of accounting in the line item "Equity in income of partnerships."

REAL ESTATE REVENUE | Real estate revenue increased by $10.0 million, or 2%, in 2008 as compared to 2007, including an increase of $4.1 million from properties that were under development during 2007 that are now placed in service and an increase of $1.5 million from One Cherry Hill Plaza (acquired in February 2008). Real estate revenue from properties that were owned by us prior to January 1, 2007 increased by $4.4 million, primarily due to increases of $2.7 million in expense reimbursements, $2.5 million in lease termination revenue and $2.1 million in base rent, which is comprised of minimum rent, straight line rent and rent from tenants that pay a percentage of sales in lieu of minimum rent, partially offset by decreases of $1.9 million in percentage rent and $1.0 million in other revenue.

Base rent increased primarily due to an increase in rental rates and increased occupancy at current redevelopment projects, including a $1.0 million increase at Voorhees Town Center, a $0.9 million increase at Plymouth Meeting Mall and a $0.7 million increase at Cherry Hill Mall. Additionally, base rent increased by $0.9 million at redevelopment projects completed during 2008 and 2007 due to an increase in rental rates and increased occupancy. These increases were partially offset by a $1.4 million decrease in base rent at our remaining properties due to decreases of $1.0 million in specialty leasing revenue, $0.9 million in straight line rent and $0.5 million in above/below market rent amortization, partially offset by increases of $0.6 million in minimum rent and $0.4 million in percentage of sales rent in lieu of minimum rent. Expense reimbursements increased by $2.7 million in 2008 as compared to 2007 due to higher reimbursable expenses, as discussed below under "Property Operating Expenses." At many of our malls, we continued to see a lower proportion of expenses that were recovered during 2008. Our properties are experiencing a trend towards more gross leases (leases that provide that tenants pay a higher base rent amount in lieu of contributing toward common area maintenance costs and real estate taxes), as well as more leases that provide for rent to be paid on the basis of a percentage of sales in lieu of minimum rent, and no contribution toward common area maintenance costs and real estate taxes. Also, new and renewal leases with tenants affected by redevelopments reflect rental concessions, including with respect to expense reimbursements. We expect the expense recovery amounts at the redevelopment properties to improve over the longer term as construction is completed, tenants take occupancy and our leasing leverage improves. Lease termination revenue increased by $2.5 million, primarily due to amounts received from two tenants during 2008.

Percentage rent decreased by $1.9 million due in part to a decrease in tenant sales from $349 per square foot in 2007 to $333 in 2008. Percentage rent also decreased in connection with a trend among certain tenants toward leases with slightly higher minimum rent and higher thresholds at which percentage rent begins. Other revenue decreased by $1.0 million in 2008 compared to 2007, including a $0.4 million decrease in marketing revenue, a $0.3 million decrease in gift card revenue and a $0.3 million decrease in ancillary revenue. These revenue decreases were offset by corresponding decreases of $0.5 million in marketing expense, $0.3 million in gift card expense and $0.3 million in ancillary expense, as discussed below under "Property Operating Expenses."

We believe that the current downward trend in the overall economy and the recent disruptions in the financial markets have reduced consumer confidence in the economy and negatively affected consumer spending on retail goods, and have consequently decreased the demand for retail space and the revenue generated by our properties. The poor operating performance of retailers has resulted in delays or cancellations of the openings of new retail stores and renewals of existing leases at our properties and has impaired the ability of our current tenants to meet their obligations to us, which has and is anticipated to continue to adversely affect our ability to generate real estate revenue during the duration of the current downturn and disruptions.

Real estate revenue increased by $4.7 million, or 1%, in 2007 as compared to 2006. Real estate revenue from properties that were owned by us prior to January 1, 2006 increased by $4.2 million, primarily due to increases of $4.5 million in expense reimbursements and $3.4 million in base rent, partially offset by decreases of $1.6 million in other revenue, $1.2 million in lease termination revenue and $0.9 million in percentage rent. Of the increase in real estate revenue, $0.5 million is attributable to properties under development during 2006 that were placed in service in 2007.

Base rent increased primarily due to a $4.8 million increase in rental rates and increased occupancy at recently completed redevelopment projects. These increases were partially offset by decreases in base rent at Voorhees Town Center, Moorestown Mall and Plymouth Meeting Mall, three of the redevelopment properties that were active at that time, which had decreases of $1.2 million, $0.7 million and $0.6 million, respectively, as aggregate in-line occupied square feet at these three properties decreased by 9% as of December 31, 2007 as compared to December 31, 2006. Base rent increased by $1.1 million at our remaining properties due to increases of $0.7 million in specialty leasing revenue, $0.6 million in percentage of sales rent in lieu of minimum rent and $0.3 million in above/below market rent amortization, partially offset by a $0.5 million decrease in straight line rent. Expense reimbursements increased by $4.5 million in 2007 as compared to 2006 due in large part to higher reimbursable expenses, as discussed below under "Property Operating Expenses."

Percentage rent was lower during 2007 as compared to 2006 primarily due to $0.5 million less in percentage rent from two tenants. Other revenue decreased by $1.6 million in 2007 compared to 2006, including a $0.6 million decrease in marketing revenue, a $0.3 million decrease in gift card revenue and a $0.3 million decrease in corporate sponsorship revenue. The decrease in marketing revenue was offset by a corresponding $0.6 million decrease in marketing expense, as discussed below under "Property Operating Expenses." Other revenue decreased an additional $0.2 million due to a bankruptcy court distribution received from one tenant during 2006 that did not recur in 2007. Lease termination revenue decreased in 2007 to $1.6 million, primarily due to $1.2 million received from two tenants during 2006.

PROPERTY OPERATING EXPENSES | Property operating expenses increased by $7.5 million, or 4%, in 2008 as compared to 2007. Property operating expenses from properties that were owned by us prior to January 1, 2007 increased by $5.9 million, primarily due to a $2.5 million increase in common area maintenance expense, a $2.0 million increase in real estate tax expense and a $1.5 million increase in other operating expenses. Property operating expenses also included $0.6 million from properties that were under development during 2007 that are now placed in service and $1.0 million from One Cherry Hill Plaza (acquired in February 2008).

Common area maintenance expenses increased by $2.5 million, or 3%, in 2008 as compared to 2007, primarily due to increases of $2.3 million in repairs and maintenance expense, $0.6 million in loss prevention expense, $0.4 million in common area utility expense and $0.4 million in on-site management expense, partially offset by a $1.2 million decrease in snow removal expense. Repairs and maintenance expense and loss prevention expense increased primarily due to stipulated annual contractual cost increases. Snowfall amounts at our properties decreased in 2008 as compared to 2007, particularly at our properties located in Pennsylvania and New Jersey. Real estate tax expense increased by $2.0 million, primarily due to higher tax rates in the jurisdictions where properties are located. Other property operating expenses increased by $1.5 million, including a $2.1 million increase in bad debt expense, a $0.3 million increase in repairs and maintenance (non-recoverable) expense and a $0.2 million increase in vacant store utility expense. These increases were partially offset by decreases of $0.5 million in marketing expense, $0.3 million in gift card expense and $0.3 million in ancillary expense, offsetting the $1.0 million decrease in the associated revenue, as discussed above under "Real Estate Revenue." The increase in bad debt expense was affected by a $1.3 million increase associated with tenant bankruptcy filings. In 2008, 13 tenants in our portfolio, operating an aggregate of 85 stores, filed for bankruptcy protection, compared with 11 tenants (15 stores) in 2007.

Property operating expenses increased by $4.7 million, or 3%, in 2007 as compared to 2006. Property operating expenses from properties that were owned by us prior to January 1, 2006 increased by $4.6 million, primarily due to a $4.2 million increase in common area maintenance expense, a $1.5 million increase in real estate tax expense and a $1.5 million increase in utility expense. These increases were partially offset by a $2.6 million decrease in other operating expenses. Of the increase in property operating expenses, $0.1 million is attributable to properties that were under development during 2006 and are now placed in service.

Common area maintenance expenses increased by $4.2 million, or 5%, in 2007 as compared to 2006, primarily due to increases of $1.7 million in snow removal expense, $1.1 million in loss prevention expense and $0.7 million in insurance expense. Snowfall amounts at our properties increased in 2007 as compared to 2006, particularly at our properties located in Pennsylvania and New Jersey. Loss prevention expense increased due to stipulated annual contractual cost increases and an increase in security levels at some of our properties. Real estate tax expense increased by $1.5 million, including a $0.6 million increase resulting from property value reassessments at three of our recently completed redevelopment properties. Utility expense increased by $1.5 million due to an increase in energy consumption at some of our properties as a result of colder temperatures. Other property operating expenses decreased by $2.6 million, including a $0.6 million decrease in marketing expenses, offsetting the $0.6 million decrease in marketing revenue, as discussed above under "Real Estate Revenue." Other property operating expenses were also affected by a $0.6 million decrease in bad debt expense, a $0.5 million decrease in recoverable tenant service expense (which offset a $0.5 million decrease in recoverable tenant service revenue) and a $0.2 million decrease in gift card expense.

MANAGEMENT COMPANY REVENUE | Management company revenue decreased by $0.7 million, or 16%, in 2008 as compared to 2007. This decrease was primarily due to a $1.5 million one time payment received in 2007 in connection with a participation agreement with Swansea Mall in Swansea, Massachusetts, which we had managed for a third party, that did not recur.

Management company revenue increased by $2.0 million, or 82%, in 2007 as compared to 2006. This increase was primarily due to the $1.5 million Swansea Mall payment described above.

GENERAL AND ADMINISTRATIVE EXPENSES, ABANDONED PROJECT COSTS, INCOME TAXES AND OTHER EXPENSES | General and administrative expenses, abandoned project costs, income taxes and other expenses decreased by $1.5 million, or 3%, in 2008 as compared to 2007. The decrease was due to a $1.3 million decrease in net compensation expense related to decreased incentive compensation and a $0.2 million decrease in abandoned project costs.

General and administrative expenses, abandoned project costs, income taxes and other expenses increased by $4.4 million, or 11%, in 2007 as compared to 2006. This increase was due to a $3.4 million increase in compensation expense related to increased salaries and incentive compensation charges and a $1.2 million increase in abandoned project costs. These increases were offset by a $0.2 million decrease in other miscellaneous expenses.

EXECUTIVE SEPARATION | Executive separation expense in 2006 represented a $4.0 million expense related to separation costs associated with the retirement of one of the Company's Vice Chairmen.

INTEREST EXPENSE, NET | Interest expense increased $13.2 million, or 13%, in 2008 as compared to 2007. The increase was attributable to a $12.6 million increase related to new mortgage financings in 2008, a $2.7 million increase related to the Term Loan financing completed in

September 2008 and a $2.4 million increase in Credit Facility and Exchangeable Notes interest (due to larger amounts outstanding in 2008 as compared to 2007). These increases were partially offset by a decrease in mortgage interest of $4.2 million related to the repayment of the REMIC and the mortgage on Crossroads Mall in 2008 and a $0.3 million decrease in interest paid on mortgage loans outstanding during 2008 due to principal amortization, as well as the effects of lower average interest rates.

Interest expense increased by $2.5 million, or 3%, in 2007 compared to 2006. Contributing to this increase was a $2.5 million increase related to the refinancing of The Mall at Prince Georges and a $1.3 million increase in interest expense due to increased average borrowings under the Credit Facility and the issuance of Exchangeable Notes (a weighted average balance of $437.5 million in 2007 as compared to $282.6 million in 2006). These amounts were partially offset by a $1.3 million decrease in interest paid on mortgage loans outstanding during 2007 and 2006 due to principal amortization.

DEPRECIATION AND AMORTIZATION | Depreciation and amortization expense increased by $19.4 million, or 15%, in 2008 as compared to 2007. Depreciation and amortization expense from properties that we owned prior to January 1, 2007 increased by $16.3 million, primarily due to a higher asset base resulting from capital improvements at our properties, particularly at current and recently completed redevelopment properties. Depreciation and amortization expense increased $1.9 million from properties under development during 2007 that are now placed in service and $1.2 million from One Cherry Hill Plaza.

Depreciation and amortization expense increased by $8.9 million, or 7%, in 2007 as compared to 2006. This increase was primarily due to a higher asset base resulting from capital improvements at our properties, particularly at properties where we completed redevelopments.

GAIN ON EXTINGUISHMENT OF DEBT | During the fourth quarter of 2008, we repurchased $46.0 million in aggregate principal amount of our Exchangeable Notes in privately-negotiated transactions for an aggregate purchase price of approximately $15.9 million, which resulted in a gain on extinguishment of debt of $29.3 million. In connection with the repurchases, we retired approximately $0.8 million of deferred financing costs.

IMPAIRMENT OF ASSETS | During the year ended December 31, 2008, we recorded asset impairments totaling $27.6 million, consisting of $11.8 million related to the White Clay Point ground up development project, $7.0 million related to the Sunrise Plaza power center project, $4.6 million related to goodwill, $3.0 million related to our investment in and receivables from Valley View Downs, $0.9 million related to a proposed commercial project in West Chester, Pennsylvania, and $0.2 million related to an undeveloped parcel adjacent to Viewmont Mall classified as land held for development. See note 2 to the notes to consolidated financial statements.

GAINS ON SALES OF INTERESTS IN REAL ESTATE | There were no gains on sales of interests in real estate in 2008 or 2006.

Gains on sales of interests in real estate were $0.6 million for 2007 due to the sale of an outparcel and related land improvements containing an operating restaurant at New River Valley Mall in May 2007.

GAINS ON SALES OF NON-OPERATING REAL ESTATE | There were no gains on sales of non-operating real estate in 2008.

Gains on sales of non-operating real estate were $1.7 million for 2007 due to a $1.5 million gain on the sale of a parcel and related land improvements at Plaza at Magnolia in May 2007 and a $0.2 million gain on the sale of land adjacent to Wiregrass Commons in August 2007.

The results of operations for 2006 include a $4.7 million gain on the sale of an undeveloped land parcel in connection with the redevelopment of Voorhees Town Center and a $0.4 million gain resulting from the sales of three land parcels at the Plaza at Magnolia.

DISCONTINUED OPERATIONS | We have presented as discontinued operations the operating results of Schuylkill Mall, South Blanding Village (a strip center in Jacksonville, Florida) and Festival at Exton (a strip center in Exton, Pennsylvania).

Property operating results, gains on sales of discontinued operations and related minority interest for the properties in discontinued operations for the periods presented were as follows (there were no discontinued operations in 2008):

	For the Year Ended December 31,	
(in thousands of dollars)	2007	2006
Property operating results of:		
Schuylkill Mall	$ (97)	$ (2,654)
South Blanding Village	(5)	240
Festival at Exton	(28)	(57)
Other properties	—	270
Operating results from discontinued operations	(130)	(2,201)
Gains on sales of discontinued operations	6,699	1,414
Minority interest	(691)	79
Income (loss) from discontinued operations	**$ 5,878**	**$ (708)**

GAINS ON SALES OF DISCONTINUED OPERATIONS | Gains on sales of discontinued operations were $6.7 million for 2007 due to the sale of Schuylkill Mall. Gains on sales of discontinued operations were $1.4 million for 2006 due to the sale of South Blanding Village.

Net Operating Income

Net operating income (a non-GAAP measure) is derived from real estate revenue (determined in accordance with GAAP) minus property operating expenses (determined in accordance with GAAP). It does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity; nor is it indicative of funds available for our cash needs, including our ability to make cash distributions. We believe that net income is the most directly comparable GAAP measurement to net operating income. We believe that net operating income is helpful to management and investors as a measure of operating performance because it is an indicator of the return on property investment, and provides a method of comparing property performance over time.

Net operating income excludes management company revenue, interest income, general and administrative expenses, interest expense, depreciation and amortization, gains on sales of interests in real estate, gains or sales of non-operating real estate, gains on sales of discontinued operations, gain on extinguishment of debt, impairment losses and other expenses.

The following table presents net operating income results for the years ended December 31, 2008 and 2007. The results are presented using the "proportionate-consolidation method" (a non-GAAP measure), which presents our share of the results of our partnership investments. Under GAAP, we account for our partnership investments under the equity method of accounting. Property operating results for retail properties that we owned for the full periods presented ("Same Store") exclude properties acquired or disposed of during the periods presented:

(in thousands of dollars)	For the Year Ended December 31, 2008 Real Estate Revenue	Property Operating Expenses	Net Operating Income	For the Year Ended December 31, 2007 Real Estate Revenue	Property Operating Expenses	Net Operating Income
Same Store	$ 499,729	$ (197,165)	$ 302,564	$ 493,915	$ (191,308)	$ 302,607
Non Same Store	7,222	(2,469)	4,753	1,813	(1,014)	799
Total	**$ 506,951**	**$ (199,634)**	**$ 307,317**	**$ 495,728**	**$ (192,322)**	**$ 303,406**

	% Change 2008 vs. 2007 Same Store	Total
Real estate revenue	1.2%	2.3%
Property operating expenses	3.1%	3.8%
Net operating income	0.0%	1.3%

Primarily because of the items discussed above under "Real Estate Revenue" and "Property Operating Expenses," total net operating income increased by $3.9 million in 2008 compared to 2007, and Same Store net operating income remained at $302.6 million in 2008 as compared to 2007.

The following information is provided to reconcile net income to net operating income:

(in thousands of dollars)	For the Year Ended December 31, 2008	2007
Net (loss) income	$ (10,380)	$ 23,161
Adjustments:		
Depreciation and amortization		
Wholly owned and consolidated partnerships	151,612	132,184
Unconsolidated partnerships	8,361	7,130
Discontinued operations	—	215
Interest expense		
Wholly owned and consolidated partnerships	112,064	98,860
Unconsolidated partnerships	10,274	12,241
Discontinued operations	—	136
Minority interest	(287)	2,105
Gains on sales of interests in real estate	—	(579)
Gains on sales of non-operating real estate	—	(1,731)
Gains on sales of discontinued operations	—	(6,699)
Gain on extinguishment of debt	(29,278)	—
Impairment of assets	27,592	—
Other expenses	41,858	43,359
Management company revenue	(3,730)	(4,419)
Interest and other income	(769)	(2,557)
Property net operating income	**$ 307,317**	**$ 303,406**

Funds From Operations

The National Association of Real Estate Investment Trusts ("NAREIT") defines Funds From Operations, which is a non-GAAP measure, as income before gains and losses on sales of operating properties and extraordinary items (computed in accordance with GAAP); plus real estate depreciation; plus or minus adjustments for unconsolidated partnerships to reflect funds from operations on the same basis. We compute Funds From Operations by taking the amount determined pursuant to the NAREIT definition and subtracting dividends on preferred shares ("FFO") (for periods during which we had preferred shares outstanding). FFO includes the effect of our redemption of all of our 11% non-convertible Senior Preferred Shares in July 2007.

Funds From Operations is a commonly used measure of operating performance and profitability in the real estate industry, and we use FFO and FFO per diluted share and OP Unit as supplemental non-GAAP measures to compare our Company's performance for different periods to that of our industry peers. Similarly, FFO per diluted share and OP Unit is a measure that is useful because it reflects the dilutive impact of outstanding convertible securities. In addition, we use FFO and FFO per diluted share and OP Unit as one of the performance measures for determining bonus amounts earned under certain of our performance-based executive compensation programs. We compute Funds From Operations in accordance with standards established by NAREIT, less dividends on preferred shares (for periods during which we had preferred shares outstanding), which may not be comparable to Funds From Operations reported by other REITs that do not define the term in accordance with the current NAREIT definition, or that interpret the current NAREIT definition differently than we do.

FFO does not include gains and losses on sales of operating real estate assets, which are included in the determination of net income in accordance with GAAP. Accordingly, FFO is not a comprehensive measure of our operating cash flows. In addition, since FFO does not include depreciation on real estate assets, FFO may not be a useful performance measure when comparing our operating performance to that of other non-real estate commercial enterprises. We compensate for these limitations by using FFO in conjunction with other GAAP financial performance measures, such as net income and net cash provided by operating activities, and other non-GAAP financial performance measures, such as net operating income. FFO does not represent cash generated from operating activities in accordance with GAAP and should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of our financial performance or to be an alternative to cash flow from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available for our cash needs, including our ability to make cash distributions.

We believe that net income is the most directly comparable GAAP measurement to FFO. We believe that FFO is helpful to management and investors as a measure of operating performance because it excludes various items included in net income that do not relate to or are not indicative of operating performance, such as various non-recurring items that are considered extraordinary under GAAP, gains on sales of operating real estate and depreciation and amortization of real estate.

FFO was $146.7 million for the year ended December 31, 2008, a decrease of $14.0 million, or 9%, compared to $160.7 million for 2007. FFO decreased because of the decrease in net income as a result of higher property operating expenses, higher interest expense and impairment losses, partially offset by a gain on extinguishment of debt. FFO per share decreased $0.33 per share to $3.57 per share for the year ended December 31, 2008, compared to $3.90 per share for the year ended December 31, 2007.

The shares used to calculate both FFO per basic share and FFO per diluted share include common shares and OP Units not held by us. FFO per diluted share also includes the effect of common share equivalents.

The following information is provided to reconcile net income to FFO, and to show the items included in our FFO for the periods indicated:

(in thousands of dollars)	For the Year Ended December 31, 2008	Per share (including OP Units)	For the Year Ended December 31, 2007	Per share (including OP Units)
Net (loss) income	$ (10,380)	$ (0.25)	$ 23,161	$ 0.56
Adjustments:				
Minority interest	(287)	(0.01)	2,105	0.05
Dividends on preferred shares	—	—	(7,941)	(0.19)
Redemption of preferred shares	—	—	13,347	0.32
Gains on sales of discontinued operations	—	—	(6,699)	(0.16)
Gains on sales of interests in real estate	—	—	(579)	(0.01)
Depreciation and amortization:		—		—
Wholly owned and consolidated partnerships[1]	149,005	3.63	129,924	3.15
Unconsolidated partnerships[1]	8,361	0.20	7,130	0.17
Discontinued operations[1]	—	—	215	0.01
Funds from operations[2]	**$ 146,699**	**$ 3.57**	**$ 160,663**	**$ 3.90**
Weighted average number of shares outstanding	38,807		37,577	
Weighted average effect of full conversion of OP Units	2,236		3,308	
Effect of common share equivalents	14		325	
Total weighted average shares outstanding, including OP Units	**41,057**		**41,210**	

(1) Excludes depreciation of non-real estate assets and amortization of deferred financing costs.

(2) Includes the non-cash effect of straight-line rent of $2.0 million and $2.5 million for the twelve months ended December 31, 2008 and 2007, respectively.

Liquidity And Capital Resources

This "Liquidity and Capital Resources" section contains certain "forward-looking statements" that relate to expectations and projections that are not historical facts. These forward-looking statements reflect our current views about our future liquidity and capital resources, and are subject to risks and uncertainties that might cause our actual liquidity and capital resources to differ materially from the forward-looking statements. We do not intend to update or revise any forward-looking statements about our liquidity and capital resources to reflect new information, future events or otherwise.

CAPITAL RESOURCES | We expect to meet our short-term liquidity requirements, including distributions to shareholders, recurring capital expenditures, tenant improvements and leasing commissions, but excluding development and redevelopment projects, generally through our available working capital and net cash provided by operations. We believe that our net cash provided by operations will be sufficient to allow us to make any distributions necessary to enable us to continue to qualify as a REIT under the Internal Revenue Code of 1986, as amended. The aggregate distributions made to common shareholders and OP Unitholders in 2008 were $94.7 million, based on distributions of $2.28 per share. For the first quarter of 2009, we have announced a payment of $0.29 per share, which equates to an annual distribution amount of $1.16 per share. The following are some of the factors that could affect our cash flows and require the funding of future cash distributions, recurring capital expenditures, tenant improvements or leasing commissions with sources other than operating cash flows:

- adverse changes or prolonged downturns in general, local or retail industry economic, financial, credit market or competitive conditions, leading to a reduction in real estate revenue or cash flows or an increase in expenses;
- deterioration in our tenants' business operations and financial stability, including tenant bankruptcies, leasing delays or terminations, or lower sales, causing deferrals or declines in rent, percentage rent and cash flows;
- inability to achieve targets for, or decreases in, property occupancy and rental rates, or higher costs or delays in completion of our development and redevelopment projects, resulting in lower or delayed real estate revenue and operating income;
- increases in interest rates resulting in higher borrowing costs; and
- increases in operating costs that cannot be passed on to tenants, resulting in reduced operating income and cash flows.

We expect to meet certain of our current obligations to fund existing development and redevelopment projects and certain capital requirements, including any future development and redevelopment projects, scheduled debt maturities, property and portfolio acquisitions, expenses associated with acquisitions, renovations, expansions and other non-recurring capital improvements, through a variety of capital sources, including secured or unsecured indebtedness. Consistent with our stated capital strategy, we might seek to place secured debt on certain of our unencumbered or stabilized properties or to obtain unsecured indebtedness. Following the repayment of the REMIC in September 2008, our portfolio includes some unencumbered properties. In September 2008, we obtained an unsecured Term Loan, and to date we have borrowed $170.0 million under that Term Loan. We also expect to raise capital through selective sales of assets, including outparcels, and the issuance of additional equity securities, when warranted. Furthermore, we might seek to satisfy our long-term capital requirements through the formation of joint ventures with institutional partners, private equity investors or other REITs, or through a combination of some or all of these alternatives.

We expect that our significant expenditures related to the redevelopment and development projects listed in this report will continue over the next several quarters. We expect that our construction in progress balance will peak in the first half of 2009. Construction in progress represents the aggregate expenditures on projects less amounts placed in service. Generally, assets are placed in service upon substantial completion or when tenants begin occupancy and rent payments commence. Continued uncertainty in the credit markets might negatively affect our ability to access additional debt financing at reasonable terms, or at all, which might negatively affect our ability to fund our redevelopment and development projects and other business initiatives. A prolonged downturn in the credit markets might cause us to seek alternative sources of financing, which could be less attractive and might require us to adjust our business plan accordingly.

In March 2009, the SEC declared effective a $1.0 billion universal shelf registration statement. Currently, we may use our shelf registration statement to offer and sell common shares of beneficial interest, preferred shares and various types of debt securities, among other types of securities, to the public. However, we may be unable to issue securities under the shelf registration statement, or otherwise, on terms that are favorable to us, if at all.

CREDIT FACILITY | The amounts borrowed under our $500.0 million Credit Facility bear interest at a rate between 0.95% and 2.00% per annum over LIBOR based on our leverage. In determining our leverage, the capitalization rate used to calculate Gross Asset Value is 7.50%. In the determination of the Company's Gross Asset Value, when we complete the redevelopment or development of a property and it is Placed in Service, the amount of Construction in Progress of such property included in Gross Asset Value is gradually reduced over a four quarter period. The availability of funds under the Credit Facility is subject to our compliance with financial and other covenants and agreements. In October 2008, we exercised an option to extend the term of the Credit Facility to March 2010.

The following are some of the potential impediments to accessing additional funds under the Credit Facility:

- constraining leverage, interest coverage and tangible net worth covenants under the Credit Facility;
- increased interest rates affecting coverage ratios;
- reduction in our consolidated earnings before interest, taxes, depreciation and amortization (EBITDA) affecting coverage ratios; and
- reduction in our net operating income or increased indebtedness affecting leverage ratios.

As of December 31, 2008 and 2007, $400.0 million and $330.0 million, respectively, were outstanding under the Credit Facility. In addition, we pledged $6.4 million under the Credit Facility as collateral for letters of credit at December 31, 2008. The unused portion of the Credit Facility that was available to us was $93.6 million as of December 31, 2008. The weighted average effective interest rate based on amounts borrowed was 4.63%, 6.34% and 6.50% for the years ended December 31, 2008, 2007 and 2006, respectively. The weighted average interest rate on outstanding Credit Facility borrowings at December 31, 2008 was 2.87%.

We must repay the entire principal amount outstanding under the Credit Facility at the end of its term. We may prepay any revolving loan at any time without premium or penalty. Accrued and unpaid interest on the outstanding principal amount under the Credit Facility is payable monthly, and any unpaid amount is payable at the end of the term. The Credit Facility has a facility fee of 0.15% to 0.25% per annum of the total commitments, depending on our leverage and without regard to usage. The Credit Facility contains lender yield protection provisions related to LIBOR loans. We and certain of our subsidiaries are guarantors of the obligations arising under the Credit Facility.

As amended, the Credit Facility contains affirmative and negative covenants customarily found in facilities of this type, as well as requirements that we maintain, on a consolidated basis (all capitalized terms used in this paragraph have the meanings ascribed to such terms in the Credit Agreement): (1) a minimum Tangible Net Worth of not less than 75% of the Tangible Net Worth of the Company on December 31, 2007 plus 75% of the Net Proceeds of all Equity Issuances effected at any time after December 31, 2007; (2) a maximum ratio of Total Liabilities to Gross Asset Value of 0.65:1, provided that such ratio may exceed 0.65:1 for one period of two consecutive fiscal quarters but may not exceed 0.70:1; (3) a minimum ratio of EBITDA to Indebtedness of 0.0975:1, provided that such ratio may be less than 0.0975:1 for one period of two consecutive fiscal quarters but may not be less than 0.0925:1; (4) a minimum ratio of Adjusted EBITDA to Fixed Charges of 1.40:1 for periods ending on or before December 31, 2008, after which time the ratio is 1.50:1; (5) maximum Investments in unimproved real estate and predevelopment costs not in excess of 5.0% of Gross Asset Value; (6) maximum Investments in Persons other than Subsidiaries and Unconsolidated Affiliates not in excess of 5.0% of Gross Asset Value; (7) maximum Investments in Indebtedness secured by Mortgages in favor of the Company or any other Subsidiary not in excess of 5.0% of Gross Asset Value; (8) maximum Investments in Subsidiaries that are not Wholly-Owned Subsidiaries and Investments in Unconsolidated Affiliates not in excess of 20.0% of Gross Asset Value; (9) maximum Investments subject to the limitations in the preceding clauses (5) through (7) not in excess of 10.0% of Gross Asset Value; (10) a maximum Gross Asset Value attributable to any one Property not in excess of 15.0% of Gross Asset Value; (11) a maximum Total Budgeted Cost Until Stabilization for all properties under development not in excess of 20.0% of Gross Asset Value at any time on or before June 30, 2009, and 15.0% of Gross Asset Value at any time after June 30, 2009; (12) a maximum Floating Rate Indebtedness in an aggregate outstanding principal amount not in excess of one-third of all Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates; (13) a maximum ratio of Secured Indebtedness of the Company, its Subsidiaries and its Unconsolidated Affiliates to Gross Asset Value of 0.60:1; and (14) a maximum ratio of recourse Secured Indebtedness of the Borrower or Guarantors to Gross Asset Value of 0.25:1. As of December 31, 2008, the Company was in compliance with all of these debt covenants.

Upon the expiration of any applicable cure period following an event of default, the lenders may declare all of our obligations in connection with the Credit Facility immediately due and payable, and the commitments of the lenders to make further loans under the Credit Facility will terminate. Upon the occurrence of a voluntary or involuntary bankruptcy proceeding of the Company, PREIT Associates, PRI or any material subsidiary, all outstanding amounts will automatically become immediately due and payable and the commitments of the lenders to make further loans will automatically terminate.

SENIOR UNSECURED TERM LOAN | In September 2008, we borrowed an aggregate of $170.0 million under our senior unsecured Term Loan Agreement with a stated interest rate of 2.50% above LIBOR. Also in September 2008, we swapped the floating interest rate on $130.0 million of the Term Loan balance to a fixed rate of 5.33%, effective October 1, 2008. In October 2008, we swapped the floating interest rate on the remaining $40.0 million of the Term Loan balance to a fixed rate of 5.15%. We may increase the outstanding amount of the Term Loan, subject to certain conditions and to the participation of additional lenders, on one additional occasion before the initial maturity date of March 20, 2010. We may extend the maturity date of the Term Loan, subject to certain conditions, on one occasion for a period of one year. If we choose to exercise this right, we would pay an extension fee of 0.25% of the then-outstanding principal. The weighted average effective interest rate for the year ended December 31, 2008 based on amounts borrowed was 5.72%. The weighted average interest rate on amounts outstanding at December 31, 2008 was 5.29%.

Interest under the Term Loan is payable monthly in arrears, and no principal payment is due until the end of the term. The Term Loan contains lender yield protection provisions. We may not prepay the loan during the first twelve months of the term, but may prepay all or a portion of the Term Loan beginning in the thirteenth month, subject to a prepayment fee. We and certain of our subsidiaries are guarantors of the obligations arising under the Term Loan.

The Term Loan Agreement contains customary representations and affirmative and negative covenants, including compliance with certain financial covenants that are materially the same as those contained in our Credit Facility. As of December 31, 2008, we were in compliance with all of these covenants.

EXCHANGEABLE NOTES | In May 2007, we, through PREIT Associates, completed the sale of $287.5 million aggregate principal amount of exchangeable notes due 2012 ("Exchangeable Notes"). The net proceeds from the offering of $281.0 million were used for the repayment of indebtedness under our Credit Facility, the cost of the related capped call transactions, and for other general corporate purposes. The Exchangeable Notes are general unsecured senior obligations of PREIT Associates and rank equally in right of payment with all other senior unsecured indebtedness of PREIT Associates. Interest payments are due on June 1 and December 1 of each year, began on December 1, 2007, and will continue until the maturity date of June 1, 2012. PREIT Associates' obligations under the Exchangeable Notes are fully and unconditionally guaranteed by the Company.

The Exchangeable Notes bear interest at 4.00% per annum and contain an exchange settlement feature. Pursuant to this feature, upon surrender of the Exchangeable Notes for exchange, the Exchangeable Notes will be exchangeable for cash equal to the principal amount of the Exchangeable Notes and, with respect to any excess exchange value above the principal amount of the Exchangeable Notes, at our option, for cash, common shares of the Company or a combination of cash and common shares at an initial exchange rate of 18.303 shares per $1,000 principal amount of Exchangeable Notes, or $54.64 per share. The Exchangeable Notes will be exchangeable only under certain circumstances. Prior to maturity, PREIT Associates may not redeem the Exchangeable Notes except to preserve our status as a real estate investment trust. If we undergo certain change of control transactions at any time prior to maturity, holders of the Exchangeable Notes may require PREIT Associates to repurchase their Exchangeable Notes in whole or in part for cash equal to 100% of the principal amount of the Exchangeable Notes to be repurchased plus unpaid interest, if any, accrued to the repurchase date, and there is a mechanism for the holders to receive any excess exchange value. The Indenture for the Exchangeable Notes does not contain any financial covenants.

In connection with the offering of the Exchangeable Notes, we and PREIT Associates entered into capped call transactions with affiliates of the initial purchasers of the Exchangeable Notes. These agreements effectively increase the exchange price of the Exchangeable Notes to $63.74 per share. The cost of these agreements of $12.6 million was recorded in the shareholders' equity section of our balance sheet.

In December 2008, we repurchased $46.0 million in aggregate principal amount of our Exchangeable Notes in privately-negotiated transactions for an aggregate purchase price of $15.9 million, which resulted in a gain on extinguishment of debt of $29.3 million. We terminated an equivalent notional amount of the related capped calls. In connection with the repurchases, we retired approximately $0.8 million of deferred financing costs. As of December 31, 2008, $241.5 million in aggregate principal amount of the Exchangeable Notes remained outstanding. In January 2009, we repurchased an additional $2.1 million in aggregate principal amount of our Exchangeable Notes for $0.7 million, resulting in a gain on extinguishment of debt of $1.4 million.

MORTGAGE FINANCE ACTIVITY | The following table presents the mortgage loans we or partnerships in which we own interests entered into during the years ended December 31, 2008, 2007 and 2006:

(in millions of dollars) Financing Date	Property	Amount Financed or Extended	Stated Rate	Swapped Rate	Maturity
2006 Activity:					
February	Valley Mall	$ 90.0	5.49 % fixed	n/a	February 2016
March	Woodland Mall[1]	156.5	5.58 % fixed	n/a	April 2016
2007 Activity:					
May	The Mall at Prince Georges[2]	150.0	5.51% fixed	n/a	June 2017
2008 Activity:					
January	Cherry Hill Mall[3][4]	55.0	5.51% fixed	n/a	October 2012
February	One Cherry Hill Plaza[2][5]	8.0	LIBOR plus 1.30%	n/a	August 2009
May	Creekview Center[6]	20.0	LIBOR plus 2.15%	5.56%	June 2010
June	Christiana Center[2][7]	45.0	LIBOR plus 1.85%	5.87%	June 2011
June	Lehigh Valley Mall[2][8]	150.0	LIBOR plus 0.56%	n/a	August 2009
July	Paxton Towne Centre[2][7]	54.0	LIBOR plus 2.00%	5.84%	July 2011
September	Patrick Henry Mall[9]	97.0	6.34% fixed	n/a	October 2015
September	Jacksonville Mall[2][10][11]	56.3	LIBOR plus 2.10%	5.83%	September 2013
September	Logan Valley Mall[2][11][12]	68.0	LIBOR plus 2.10%	5.79%	September 2013
September	Wyoming Valley Mall[2][11][13]	65.0	LIBOR plus 2.25%	5.85%	September 2013
October	Whitehall Mall[14]	12.4	7.00% fixed	n/a	November 2018
November	Francis Scott Key Mall[2]	55.0	LIBOR plus 2.35%	5.25%	December 2013
November	Viewmont Mall[2]	48.0	LIBOR plus 2.35%	5.25%	December 2013
November	Springfield Mall[2][15][16]	72.3	LIBOR plus 1.275%	n/a	December 2009
December	Exton Square Mall[17]	70.0	7.50% fixed	n/a	January 2014

(1) Interest only for the first three years then amortization based on a 30-year amortization schedule.
(2) Interest only.
(3) Supplemental financing with a maturity date that coincides with the existing first mortgage.
(4) First 24 payments are interest only followed by principal and interest payments based on a 360-month amortization schedule.
(5) Entered into this mortgage as a result of the acquisiton of Bala Cynwyd Associates, L.P. ("BCA"). Mortgage has two one-year extension options.
(6) Mortgage has a term of two years and three one-year extension options.
(7) Mortgage has a term of three years and two one-year extension options.
(8) In July 2006, the unconsolidated partnership that owns Lehigh Valley Mall entered into a $150.0 million mortgage. We own an indirect 50% ownership interest in this entity. The original maturity date of the mortgage was August 2007, with three separate one year extension options. In June 2008, the unconsolidated partnership exercised its second extension option.
(9) Payments based on 25 year amortization schedule, with balloon payment in October 2015.
(10) On one occasion prior to March 9, 2010, we may request an increase in the principal amount of the loan of up to $3.7 million, or a total of $60.0 million principal in total, subject to satisfaction of a financial condition.
(11) Mortgage has a term of five years and two one-year extension options.
(12) The loan bears interest at an annual rate equal to, at our election, LIBOR plus 2.10%, or a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%, plus a margin of 0.50%.
(13) The loan bears interest at an annual rate equal to, at our election, LIBOR plus 2.25%, or a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%, plus a margin of 0.50%.
(14) The unconsolidated partnership that owns Whitehall Mall entered into the mortgage. Our interest in the unconsolidated partnership is 50%.
(15) In November 2005, the unconsolidated partnership that owns Springfield Mall entered into a $76.5 million mortgage. We own an indirect 50% ownership interest in this entity. The original maturity date of the mortgage was December 2007, with three separate one year extension options. In December 2008, the unconsolidated partnership made a principal payment of $4.2 million and exercised its second extension option.
(16) The loan bears interest at an annual rate equal to, at our election, LIBOR plus 1.10% or LIBOR plus 1.275% while the former Strawbridge's anchor space is vacant, or at a base rate equal to the prime rate, or if greater, the federal funds rate plus 0.50%.
(17) Payments based on 30 year amortization schedule, with balloon payment in January 2014.

In July 2008, we repaid a $12.7 mortgage loan on Crossroads Mall in Beckley, West Virginia, using funds from our Credit Facility and available working capital.

In December 2008, we repaid a $93.0 million mortgage loan on Exton Square Mall in Exton, Pennsylvania using $70.0 million from a new mortgage on the property, our Credit Facility and available working capital.

In January 2009, we repaid a $15.7 million mortgage loan on Palmer Park Mall in Easton, Pennsylvania using funds from our Credit Facility.

INTEREST RATE SWAPS | As of December 31, 2008, we had entered into 12 interest rate swap agreements that have a weighted average rate of 3.31% on a notional amount of $581.3 million maturing on various dates through November 2013.

We entered into these interest rate swap agreements in order to hedge the interest payments associated with our 2008 issuances of floating rate long-term debt. We assessed the effectiveness of these swaps as hedges at inception and on December 31, 2008 and considered these swaps to be highly effective cash flow hedges under SFAS No. 133. Our interest rate swaps are net settled monthly.

As of December 31, 2008, the aggregate estimated unrealized net loss attributed to these interest rate swaps was $29.2 million. The carrying amount of the derivative assets is reflected in deferred costs and other assets, the associated liabilities are reflected in accrued expenses and other liabilities and the net unrealized gain is reflected in accumulated other comprehensive loss in the accompanying balance sheets.

MORTGAGE NOTES | Mortgage notes payable, which are secured by 24 of our consolidated properties, are due in installments over various terms extending to the year 2017, with fixed interest at rates ranging from 4.95% to 7.61% and a weighted average interest rate of 5.78% at December 31, 2008. Mortgage notes payable for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" on the consolidated balance sheets. The following table outlines the timing of principal payments related to our mortgage notes as of December 31, 2008.

		Payments by Period			
(in thousands of dollars)	Total	2009	2010–2011	2012–2013	Thereafter
Principal payments	$ 110,603	$ 17,053	$ 38,444	$ 30,926	$ 24,180
Balloon payments[1]	1,645,667	58,009	118,448	762,360	706,850
Total	**$ 1,756,270**	**$ 75,062**	**$ 156,892**	**$ 793,286**	**$ 731,030**

(1) Due dates for certain of the balloon payments set forth in this table may be extended pursuant to the terms of the respective loan agreements.

CONTRACTUAL OBLIGATIONS | The following table presents our aggregate contractual obligations as of December 31, 2008 for the periods presented.

(in thousands of dollars)	Total	2009	2010–2011	2012–2013	Thereafter
Mortgages	$ 1,756,270	$ 75,062	$ 156,892	$ 793,286	$ 731,030
Interest on mortgages	532,265	100,233	189,444	149,732	92,856
Exchangeable Notes	241,500	—	—	241,500	—
Interest on Exchangeable Notes	33,810	805	19,320	13,685	—
Term Loan	170,000	—	170,000	—	—
Interest on Term Loan	10,968	8,789	2,179	—	—
Credit Facility[1]	400,000	—	400,000	—	—
Capital leases[2]	174	174	—	—	—
Operating leases	11,849	2,838	4,428	3,349	1,234
Ground leases	52,497	987	1,974	1,565	47,971
Development and redevelopment commitments[3]	86,652	86,652	—	—	—
Total	**$ 3,295,985**	**$ 275,540**	**$ 944,237**	**$ 1,203,117**	**$ 873,091**

(1) The Credit Facility has a term that expires in March 2010.
(2) Includes interest.
(3) The timing of the payments of these amounts is uncertain. We estimate that such payments will be made in the upcoming year, but situations could arise at these development and redevelopment projects that could delay the settlement of these obligations.

PREFERRED SHARES | On July 31, 2007, we redeemed all of our 11% non-convertible senior preferred shares for $129.9 million, or $52.50 per preferred share, plus accrued and unpaid dividends to the redemption date of $1.9 million. The preferred shares were issued in November 2003 in connection with the Merger with Crown, and were initially recorded at $57.90 per preferred share, the fair value based on the market value of the corresponding Crown preferred shares as of May 13, 2003, the date on which the financial terms of the Merger were substantially complete. In order to finance the redemption, we borrowed $131.8 million under our Credit Facility. As a result of the redemption, the $13.3 million excess of the carrying amount of the preferred shares, net of expenses, over the redemption price is included in "Income Available to Common Shareholders" in the year ended December 31, 2007.

SHARE REPURCHASE PROGRAMS | In December 2007, our Board of Trustees authorized a program to repurchase up to $100.0 million of our common shares through solicited or unsolicited transactions in the open market or privately negotiated or other transactions from January 1, 2008 through December 31, 2009 subject to our authority to terminate the program earlier. Previously, in October 2005, our Board of Trustees had authorized a program to repurchase up to $100.0 million of our common shares. That program expired by its terms on December 31, 2007. We may fund repurchases under the program from any source deemed appropriate at the time of repurchase. We are not required to repurchase any shares under the program. The dollar amount of shares that may be repurchased or the timing of such transactions is dependent on the prevailing price of our common shares and market conditions, among other factors. The program will be in effect until the end of 2009, subject to the authority of our Board of Trustees to terminate the program earlier.

In 2007, we repurchased 152,500 shares at an average price of $35.67, or an aggregate purchase price of $5.4 million. The cumulative amount of shares repurchased from the inception of our prior repurchase program to December 31, 2008 was 371,200 shares, at an average price of $37.15, or an aggregate purchase price of $13.8 million.

Cash Flows

Net cash provided by operating activities totaled $125.0 million for the year ended December 31, 2008, compared to $149.5 million for the year ended December 31, 2007, and $164.4 million for the year ended December 31, 2006. The decrease in 2008 as compared to 2007 was primarily due to the factors discussed in "Results of Operations" and changes in working capital, primarily a $5.2 million decrease in accrued expenses, a $3.1 million decrease in tenant deposits and deferred rent and a $1.9 million decrease in accrued incentive compensation.

Cash flows used for investing activities were $353.2 million for the year ended December 31, 2008, compared to $242.4 million for the year ended December 31, 2007, and $187.8 million for the year ended December 31, 2006. Investing activities for 2008 reflect investment in construction in progress of $307.4 million, real estate improvements of $25.0 million and real estate acquisitions of $11.9 million, all of which primarily relate to our development and redevelopment activities. Investing activities also reflect $4.0 million paid to acquire partnership interests and a $10.0 million increase in notes receivable. Cash flows from investing activities for the year ended December 31, 2007 reflect investment in construction in progress of $213.8 million, real estate improvements of $32.5 million and real estate acquisitions of $11.7 million. It also included $32.2 million of sales proceeds that did not recur.

Cash flows provided by financing activities were $210.1 million for the year ended December 31, 2008, compared to $105.0 million for the year ended December 31, 2007, and $16.3 million for the year ended December 31, 2006. Cash flows provided by financing activities for the year ended December 31, 2008 were primarily affected by $633.3 million of proceeds from the mortgage loans on ten properties and the supplemental financing of Cherry Hill Mall, as well as $170.0 in borrowings from a senior unsecured Term Loan and $70.0 million in borrowings from the Credit Facility. The Company used $506.5 million of these proceeds to repay the REMIC and the mortgage notes on Crossroads Mall and Exton Square Mall. Cash flows from financing activities for the year ended December 31, 2008 were also affected by dividends and distributions of $94.7 million, principal installments on mortgage notes payable of $21.6 million, and payments of $15.9 million for the repurchase of Exchangeable Notes. Cash flows for the year ended December 31, 2007 included $281.1 million and $150.0 million of proceeds from Exchangeable Notes and mortgage loans, respectively, $56.7 million of mortgage loan repayment and $130.0 million for the redemption of the preferred shares.

Commitments

At December 31, 2008, we had $86.7 million of unaccrued contractual obligations to complete current development and redevelopment projects. Total remaining costs for the particular projects with such commitments are $151.7 million. We expect to finance these amounts through borrowings under the Credit Facility or through various other capital sources. See "— Liquidity and Capital Resources – Capital Resources."

Environmental

We are aware of certain environmental matters at some of our properties, including ground water contamination and the presence of asbestos containing materials. We have, in the past, performed remediation of such environmental matters, and we are not aware of any significant remaining potential liability relating to these environmental matters. We may be required in the future to perform testing relating to these matters. We have insurance coverage for certain environmental claims up to $10.0 million per occurrence and up to $10.0 million in the aggregate.

Competition and Tenant Credit Risk

Competition in the retail real estate industry is intense. We compete with other public and private retail real estate companies, including companies that own or manage malls, strip centers, power centers, lifestyle centers, factory outlet centers, theme/festival centers and community centers, as well as other commercial real estate developers and real estate owners, particularly those with properties near our properties, on the basis of several factors, including location and rent charged. We compete with these companies to attract customers to our properties, as well as to attract anchor and in-line store tenants. We also compete to acquire land for new site development. Our malls and our strip and power centers face competition from similar retail centers, including more recently developed or renovated centers that are near our retail properties. We also face competition from a variety of different retail formats, including internet retailers, discount or value retailers, home shopping networks, mail order operators, catalogs, and telemarketers. This competition could have a material adverse effect on our ability to lease space and on the amount of rent that we receive. Our tenants face competition from companies at the same and other properties and from other retail formats as well.

The development of competing retail properties and the related increased competition for tenants might require us to make capital improvements to properties that we would have deferred or would not have otherwise planned to make and might also affect the occupancy and net operating income of such properties. Any such redevelopments, undertaken individually or collectively, involve costs and expenses that could adversely affect our results of operations.

We compete with many other entities engaged in real estate investment activities for acquisitions of malls, other retail properties and other prime development sites, including institutional pension funds, other REITs and other owner-operators of retail properties. Given current economic, capital market and retail industry conditions, however, there has been substantially less competition with respect to acquisition activity in recent quarters. When we seek to make acquisitions, these competitors might drive up the price we must pay for properties, parcels, other assets or other companies or might themselves succeed in acquiring those properties, parcels, assets or companies. In addition, our potential acquisition targets might find our competitors to be more attractive suitors if they have greater resources, are willing to pay more, or have a more compatible operating philosophy. In particular, larger REITs might enjoy significant competitive advantages that result from, among other things, a lower cost of capital, a better ability to raise capital, a better ability to finance an acquisition, and enhanced operating efficiencies. We might not succeed in acquiring retail properties or development sites that we seek, or, if we pay a higher price for a property and/or generate lower cash flow from an acquired property than we expect, our investment returns will be reduced, which will adversely affect the value of our securities.

We receive a substantial portion of our operating income as rent under long-term leases with tenants. At any time, any tenant having space in one or more of our properties could experience a downturn in its business that might weaken its financial condition. These tenants might defer or fail to make rental payments when due, delay or cancel lease commencement, voluntarily vacate the premises or declare bankruptcy, which could result in the termination of the tenant's lease, and could result in material losses to us and harm to our results of operations. Also, it might take time to terminate leases of underperforming or non-performing tenants and we might incur costs to remove such tenants. Some of our tenants occupy stores at multiple locations in our portfolio, and so the effect of any bankruptcy of those tenants might be more significant to us than the bankruptcy of other tenants. In addition, under many of our leases, our tenants pay rent based on a percentage of their sales. Accordingly, declines in these tenants' sales directly affect our results of operations. Also, if tenants are unable to comply with the terms of their leases, we might modify lease terms in ways that are less favorable to us.

Seasonality

There is seasonality in the retail real estate industry. Retail property leases often provide for the payment of a portion of rent based on a percentage of a tenant's sales over certain levels. Income from such rent is recorded only after the minimum sales levels have been met. The sales levels are often met in the fourth quarter, during the December holiday season. Also, many new and temporary leases are entered into later in the year in anticipation of the holiday season and there is a higher concentration of tenants vacating their space early in the year. As a result, our occupancy and cash flows are generally higher in the fourth quarter and lower in the first quarter, excluding the effect of ongoing redevelopment projects. Our concentration in the retail sector increases our exposure to seasonality and is expected to continue to result in a greater percentage of our cash flows being received in the fourth quarter.

Inflation

Inflation can have many effects on financial performance. Retail property leases often provide for the payment of rent based on a percentage of sales, which may increase with inflation. Leases may also provide for tenants to bear all or a portion of operating expenses, which may reduce the impact of such increases on us. However, rent increases may not keep up with inflation, or if we recover a smaller proportion of property operating expenses, we might bear more costs if such expenses increase because of inflation.

Forward Looking Statements

This Annual Report on Form 10-K for the year ended December 31, 2008, together with other statements and information publicly disseminated by us, contain certain "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations, beliefs, projections, future plans, strategies, anticipated events, trends and other matters that are not historical facts. These forward-looking statements reflect our current views about future events and are subject to risks, uncertainties and changes in circumstances that might cause future events, achievements or results to differ materially from those expressed or implied by the forward-looking statements. In particular, our business might be affected by uncertainties affecting real estate businesses generally as well as the following, among other factors:

- general economic, financial and political conditions, including credit market conditions, changes in interest rates or the possibility of war or terrorist attacks;
- the current economic downturn and its effect on our existing and potential tenants and their ability to make and meet their obligations to us;
- our ability to continue to comply with the requirements of our Credit Facility, and to renew or replace the full amount of our secured and unsecured indebtedness when it matures;
- changes in local market conditions, such as the supply of or demand for retail space, or other competitive factors;
- changes in the retail industry, including consolidation and store closings;
- concentration of our properties in the Mid-Atlantic region;
- risks relating to development and redevelopment activities, including risks associated with construction and receipt of governmental and tenant approvals;
- our ability to raise capital through secured or unsecured loans, public and private offerings of debt or equity securities and other financing risks, including the availability of adequate funds at a reasonable cost;
- our ability to simultaneously manage several redevelopment and development projects, including projects involving mixed use;
- our ability to maintain and increase property occupancy and rental rates;
- our dependence on our tenants' business operations and their financial stability;
- increases in operating costs that cannot be passed on to tenants;
- our ability to acquire additional properties and our ability to integrate acquired properties into our existing portfolio;
- our short- and long-term liquidity position;
- possible environmental liabilities;
- our ability to obtain insurance at a reasonable cost; and
- existence of complex regulations, including those relating to our status as a REIT, and the adverse consequences if we were to fail to qualify as a REIT.

We do not intend to update or revise any forward-looking statements to reflect new information, future events or otherwise.

Except as the context otherwise requires, references in this Annual Report to "we," "our," "us," the "Company" and "PREIT" refer to Pennsylvania Real Estate Investment Trust and its subsidiaries, including our operating partnership, PREIT Associates, L.P. References in this Annual Report to "PREIT Associates" refer to PREIT Associates, L.P. References in this Annual Report to "PRI" refer to PREIT-RUBIN, Inc.

Quantitative And Qualitative Disclosures About Market Risk

The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market interest rates. As of December 31, 2008, our consolidated debt portfolio consisted primarily of $400.0 million borrowed under our Credit Facility, which bears interest at a LIBOR rate plus an applicable margin, $241.5 million of Exchangeable Notes, which bear interest at 4.00%, $170.0 million borrowed under our senior unsecured Term Loan which bears interest at a weighted-average swapped fixed interest rate of 5.29% and $1,756.3 million in fixed and variable rate mortgage notes, including $4.0 million of mortgage debt premium.

Mortgage notes payable, which are secured by 24 of our consolidated properties, are due in installments over various terms extending to the year 2017, with fixed interest at rates ranging from 4.95% to 7.61% and a weighted average interest rate of 5.78% at December 31, 2008. Mortgage notes payable for properties owned by unconsolidated partnerships are accounted for in "Investments in partnerships, at equity" on the consolidated balance sheet.

Our interest rate risk is monitored using a variety of techniques. The table below presents the principal amounts of the expected annual maturities and the weighted average interest rates for the principal payments in the specified periods:

	Fixed-Rate Debt		Variable-Rate Debt	
(in thousands of dollars) Year Ended December 31,	Principal Payments	Weighted Average Interest Rate	Principal Payments	Weighted Average Interest Rate
2009	$ 67,062	6.91%	$ 8,000	3.78%
2010	$ 208,097	5.83%	$ 400,000(1)	3.92%(2)
2011	$ 118,795	5.60%	$ —	—
2012	$ 619,352	5.82%	$ —	—
2013	$ 415,434	5.55%	$ —	—
2014 and thereafter	$ 731,030	5.52%	$ —	—

(1) Our Credit Facility has a term that expires in March 2010.

(2) Based on the weighted average interest rate in effect as of December 31, 2008.

Changes in market interest rates have different impacts on the fixed and variable portions of our debt portfolio. A change in market interest rates applicable to the fixed portion of the debt portfolio impacts the fair value, but it has no impact on interest incurred or cash flows. A change in market interest rates applicable to the variable portion of the debt portfolio impacts the interest incurred and cash flows, but does not impact the fair value. The following sensitivity analysis related to the fixed debt portfolio, which includes the effects of our interest rate swap agreements, assumes an immediate 100 basis point change in interest rates from their actual December 31, 2008 levels, with all other variables held constant. A 100 basis point increase in market interest rates would result in a decrease in our net financial instrument position of $56.5 million at December 31, 2008. A 100 basis point decrease in market interest rates would result in an increase in our net financial instrument position of $59.5 million at December 31, 2008. Based on the variable-rate debt included in our debt portfolio as of December 31, 2008, a 100 basis point increase in interest rates would result in an additional $4.0 million in interest annually. A 100 basis point decrease would reduce interest incurred by $4.0 million annually.

To manage interest rate risk and limit overall interest cost, we may employ interest rate swaps, options, forwards, caps and floors or a combination thereof, depending on the underlying exposure. Interest rate differentials that arise under swap contracts are recognized in interest expense over the life of the contracts. If interest rates rise, the resulting cost of funds is expected to be lower than that which would have been available if debt with matching characteristics was issued directly. Conversely, if interest rates fall, the resulting costs would be expected to be higher. We may also employ forwards or purchased options to hedge qualifying anticipated transactions. Gains and losses are deferred and recognized in net income in the same period that the underlying transaction occurs, expires or is otherwise terminated. See note 5 to our consolidated financial statements.

We have an aggregate $581.3 million in notional amount of swap agreements settling on various dates through November 2013.

Because the information presented above includes only those exposures that existed as of December 31, 2008, it does not consider changes, exposures or positions which could arise after that date. The information presented herein has limited predictive value. As a result, the ultimate realized gain or loss or expense with respect to interest rate fluctuations will depend on the exposures that arise during the period, our hedging strategies at the time and interest rates.







OFFICE OF THE CHAIRMAN

RONALD RUBIN
Chairman and Chief Executive Officer

GEORGE F. RUBIN
Vice Chairman

EDWARD A. GLICKMAN
President and Chief Operating Officer

JOSEPH F. CORADINO
President PREIT Services, LLC and PREIT-RUBIN, Inc.

OFFICERS

BRUCE GOLDMAN
Executive Vice President – General Counsel and Secretary

DOUGLAS S. GRAYSON
Executive Vice President – Development

JEFFREY A. LINN
Executive Vice President – Acquisitions

ROBERT F. MCCADDEN
Executive Vice President and Chief Financial Officer

TIMOTHY R. RUBIN
Executive Vice President – Leasing

OFFICERS (CONTINUED)

JOSEPH J. ARISTONE
Senior Vice President – Leasing

JUDITH E. BAKER
Senior Vice President – Human Resources

JONATHEN BELL
Senior Vice President and Chief Accounting Officer

ELAINE BERGER
Senior Vice President – Specialty Leasing

VERNON BOWEN
Senior Vice President – Risk Management

MARIO C. VENTRESCA, JR.
Senior Vice President – Asset Management

ANDREW H. BOTTARO
Vice President – Development

BETH DESISTA
Vice President – Specialty Leasing

ANTHONY DILORETO
Vice President – Leasing

DANIEL G. DONLEY
Vice President – Acquisitions

MICHAEL A. FENCHAK
Vice President – Asset Management

OFFICERS (CONTINUED)

TIMOTHY HAVENER
Vice President – Mall Leasing

ANDREW M. IOANNOU
Vice President – Capital Markets and Treasurer

DEBRA LAMBERT
Vice President – Legal Services

DAVID MARSHALL
Vice President – Financial Services

R. SCOTT PETRIE
Vice President – Retail Management

DAN RUBIN
Vice President – Redevelopment

M. DANIEL SCOTT
Vice President – Anchor and Outparcel Leasing

TIMOTHY M. TREMEL
Vice President – Construction and Design Services

JUDITH G. TRIAS
Vice President – Retail Marketing

MARK T. WASSERMAN
Vice President – Development

NURIT YARON
Vice President – Investor Relations

(1) Member of Nominating and Governance Committee
(2) Member of Executive Compensation and Human Resources Committee
(3) Member of Audit Committee

INVESTOR INFORMATION

HEADQUARTERS

200 South Broad Street, Third Floor
Philadelphia, PA 19102-3803
215.875.0700
215.875.7311 Fax
866.875.0700 Toll Free
www.preit.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
1601 Market Street
Philadelphia, PA 19103–2499

LEGAL COUNSEL

Drinker Biddle & Reath LLP
One Logan Square
18th & Cherry Streets
Philadelphia, PA 19103–6996

TRANSFER AGENT AND REGISTRAR

For change of address, lost dividend checks, shareholder records and other shareholder matters, contact:

Mailing Address:
Wells Fargo Shareowner Services
P.O. Box 64856
St. Paul, MN 55164-0856
651.450.4064 (outside the United States)
651.450.4085 Fax
800.468.9716 Toll Free
www.wellsfargo.com/shareownerservices

Street or Courier Address:
Wells Fargo Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075-1139

DISTRIBUTION REINVESTMENT AND SHARE PURCHASE PLAN

The Company has a Distribution Reinvestment and Share Purchase Plan for common shares (NYSE:PEI) that allows investors to invest directly in shares of the Company at a 1% discount with no transaction fee, and to reinvest their dividends at no cost to the shareholder. The minimum initial investment is $250, the minimum subsequent investment is $50, and the maximum monthly amount is $5,000, without a waiver.

Further information and forms are available on our web site at www.preit.com under Investor Relations, DRIP/Stock Purchase. You may also contact the Company or the Plan Administrator, Wells Fargo Shareowner Services, at 800.468.9716 or 651.450.4064.

INVESTOR INQUIRIES

Shareholders, prospective investors and analysts seeking information about the Company should direct their inquiries to:

INVESTOR RELATIONS

Pennsylvania Real Estate Investment Trust
200 South Broad Street, Third Floor
Philadelphia, PA 19102–3803
215.875.0735
215.546.2504 Fax
866.875.0700 ext. 50735 Toll Free
Email: investorinfo@preit.com

FORMS 10-K AND 10-Q; CEO AND CFO CERTIFICATIONS

The Company's Annual Report on Form 10-K, including financial statements and a schedule, and Quarterly Reports on Form 10-Q, which are filed with the Securities and Exchange Commission, may be obtained without charge from the Company.

The Company's chief executive officer certified to the New York Stock Exchange (NYSE) that, as of June 3, 2008, he was not aware of any violation by the Company of the NYSE's corporate governance listing standards. The certifications of our chief executive officer and chief financial officer required under Section 302 of the Sarbanes-Oxley Act of 2002 were filed as Exhibits 31.1 and 31.2, respectively, to our Annual Report on Form 10-K for the year ended December 31, 2008.

NYSE MARKET PRICE AND DISTRIBUTION RECORD

The following table shows the high and low prices for the Company's common shares and cash distributions paid for the periods indicated.

Quarter Ended Calendar Year 2008	High	Low	Distributions Paid per Common Share
March 31	$ 29.70	$ 22.00	$ 0.57
June 30	$ 27.88	$ 23.00	0.57
September 30	$ 24.29	$ 16.57	0.57
December 31	$ 19.86	$ 2.21	0.57
			$ 2.28

Quarter Ended Calendar Year 2007	High	Low	Distributions Paid per Common Share
March 31	$ 45.66	$ 38.52	$ 0.57
June 30	$ 50.39	$ 42.64	0.57
September 30	$ 45.38	$ 34.37	0.57
December 31	$ 41.69	$ 28.48	0.57
			$ 2.28

In February 2009, our Board of Trustees declared a cash dividend of $0.29 per share payable in March 2009. Our future payment of distributions will be at the discretion of our Board of Trustees and will depend on numerous factors, including our cash flow, financial condition, capital requirements, annual distribution requirements under the REIT provisions of the Internal Revenue Code and other factors that our Board of Trustees deems relevant.

As of December 31, 2008, there were approximately 3,500 registered shareholders and 19,000 beneficial holders of record of the Company's common shares of beneficial interest. The Company had an aggregate of approximately 865 employees as of December 31, 2008.

STOCK MARKET

New York Stock Exchange
Common Ticker Symbol: PEI

ANNUAL MEETING

The Annual Meeting of Shareholders is scheduled for 11:00 a.m. on Thursday, May 28, 2009 at the Park Hyatt at the Bellevue, 200 South Broad Street, Philadelphia, Pennsylvania 19102.

PREIT IS A MEMBER OF:

National Association of Real Estate Investment Trusts
International Council of Shopping Centers
Pension Real Estate Association
Urban Land Institute

PEI LISTED NYSE

Design: Allemann Almquist & Jones; Photography: Various

PREIT

PENNSYLVANIA REAL ESTATE INVESTMENT TRUST
200 SOUTH BROAD STREET
PHILADELPHIA, PA 19102-3803
WWW.PREIT.COM

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